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             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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

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                                     UNITED STATES                                                OMB APPROVAL
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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 2 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 3 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 4 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------------               --------------------
CUSIP NO.      961840105                                    PAGE 5 OF 13 PAGES
---------------------------------------------               --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) [x]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,646,444 (including 1,839,819 shares issuable
                                upon exercise of warrants) (see Item 5)
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,646,444 (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.99% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on November 3, 2004 (File Number 005-41525) (the "OLD SCHEDULE 13D"). This Amendment No. 1 is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. COHEN" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "JOINT FILING AGREEMENT") is incorporated herein by reference to Exhibit A of the Old
Schedule 13D. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the shares of Company Stock held by SAC Capital Associates for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Old Schedule 13D is being amended and restated as follows:

     As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 3,646,444 shares (including 1,839,819 shares issuable upon exercise of warrants) (see Item 4) of the Common Stock (the "SHARES").

     The Shares were purchased by SAC Capital Associates with its investment capital. The Shares are held by the Reporting Persons in a commingled margin account. Such margin account is maintained at Goldman Sachs & Co, and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchase of the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 of the Old Schedule 13D is being amended and restated as follows:

     SAC Capital Associates purchased the Shares because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy.

     On November 9, 2004, SAC Capital Associates and certain other investors (the "OTHER INVESTORS") entered into a Securities Purchase Agreement with the Company, which is attached hereto as Exhibit A (the "SECURITIES PURCHASE AGREEMENT"), with respect to the potential purchase of certain notes, additional investment rights warrants and warrants of the Company.

     The  Securities  Purchase  Agreement   contemplates  the  issuance  of  the
following securities (the "TRANSACTION") to S.A.C. Capital Associates, LLC (the " SAC INVESTOR") for a purchase price of $25.4 million (subject to adjustment):

     o $26 million in principal amount of secured convertible seven year notes (the "NOTES"), which bear interest at the applicable federal funds rate, payable in cash or in kind at the Company's option, and which are convertible initially into 17,333,333 shares of Common Stock at a conversion price of $1.50.

     o Four tranches of warrants exercisable into an aggregate of up to 8,840,000 shares of Common Stock (the "WARRANTS") as -------- follows:

          o Two tranches of four year warrants with respective exercise prices of $1.75 and $2.25 per share of Common Stock (exercisable initially into 1,495,000 and 2,210,000 shares of Common Stock, respectively); and

          o Two tranches of five year warrants with respective exercise prices of $2.50 and $2.75 per share of Common Stock (exercisable initially into 2,925,000 and 2,210,000 shares of Common Stock, respectively).

     o Two tranches of additional investment rights warrants (the "ADDITIONAL INVESTMENT RIGHTS WARRANTS") exercisable to acquire seven year Notes (the "CONVERTIBLE NOTES") as follows:

          o One tranche exercisable to acquire up to $6,435,000 of additional Notes, which Notes are convertible initially into 3,900,000 shares of Common Stock at a conversion price of $1.65 per share (the "SERIES A AIR"); and

          o One tranche exercisable to acquire up to $3,867,500 of additional Notes, which Notes are convertible initially into 2,210,000 shares of Common Stock at a conversion price of $1.75 per share (the "SERIES B AIR").

          The Company may force the SAC Investor to exercise all or a portion of the Additional Investment Right Warrants for Notes (triggering all or a portion of the $6,435,000 and $3,867,500 payment by the SAC Investor to the Company) beginning six months after issuance for the Series A AIR and twelve months after issuance for the Series B AIR until thirty-six months after issuance of both the Series A AIR and the Series B AIR. In the event of a forced exercise, the conversion prices of such Notes into Common Stock will become the lesser of the market price of the Common Stock at the time of forced exercise and $1.65 or $1.75, as applicable.

               The forms of Note, Additional Investment Right Warrant, Warrant and Warrant Series A Warrant and, are attached hereto as Exhibits B, C, D and E, respectively.

     The Notes will be secured by a second lien on substantially all of the personal property assets of the Company and certain of its subsidiaries. The Notes and the liens securing the Notes are fully subordinated to the debt and liens in favor of the Company's senior lenders, pursuant to the Subordination Agreement (as defined below).

     The Notes and Warrants will have full ratchet antidilution protection for any future stock issuances below their conversion or exercise price, as the case may be.

     Pursuant to the terms of an agreement, dated as of June 29, 2004, by and among the SAC Investor, certain other participants (the "PARTICIPANTS") and the Company, the Participants have the right to purchase up to 25% of the securities to be purchased by the SAC Investor and accordingly reduce the SAC Investor's purchase obligation under the Securities Purchase Agreement; provided that pursuant to the Securities Purchase Agreement, SAC Investor's purchase obligation may not be reduced to an amount that would be less than a majority of the securities to be purchased under the Securities Purchase Agreement.

     In addition, the SAC Investor has the right to assign all or a portion of its rights to purchase the securities under the Securities Purchase Agreement to third parties.

     Pursuant to the Securities Purchase Agreement and other than in the event of a breach by a Participant, the SAC Investor is required to purchase the Notes, Warrants and Additional Investment Rights Warrants in the event that any Other Investor (other than a Participant) fails to purchase such securities in breach of the Securities Purchase Agreement.

     THE REPORTING PERSONS, AS A GROUP, ARE PROHIBITED FROM BENEFICIALLY OWNING AT ANY TIME MORE THAN 9.99% OF THE OUTSTANDING COMMON STOCK.

     The Company has agreed in the Securities Purchase Agreement that prior to the closing of the Transaction it will not (x) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into any significant transaction in lieu of, or which would impede or prevent the Transaction (a "COMPETING TRANSACTION"), including without limitation, a merger or other business combination, an acquisition of any equity or equity-linked securities, the issuance of debt in excess of $10 million, a sale of significant assets or a liquidation of the Company, or (y) conduct any discussions or negotiations, or provide any information to (or review any information of) any other party, or enter into any agreement, arrangement or understanding regarding, or in connection with, a Competing Transaction.

     The obligation of the SAC Investor and the Other Investors to consummate the Transaction is subject to the conditions set forth in the Securities Purchase Agreement including, without limitation, execution and delivery of additional documentation for the Transaction, no material adverse change, reduction in the size of the Company's board of directors from 11 directors to no more than 9 directors, shareholder approval (including approval of the Transaction and an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock to accommodate the Transaction) and the SAC Investor being satisfied with the identity of one less than a majority of the members of the Company's board of directors.

     The Securities Purchase Agreement is subject to termination under certain circumstances, including, without limitation, material breach of representations or covenants (after failure to cure) that constitutes an event of default under either the Company's current bank facility or the Bridge Facility (as defined below) or if the closing of the Transaction has not occurred by March 31, 2005.

     The Company has agreed to use its reasonable best efforts to enter into consulting agreements with Michael Gold and Tom Brosig and to engage a real estate and lease appraisal consultant to evaluate and make recommendations regarding lease terminations and modifications, in each case on terms satisfactory to the Company's Board of Directors and a majority in interest of the SAC Investor and the Other Investors. The Reporting Persons have suggested to the Company a candidate for the real estate consultant.

     The Reporting Persons believe that in order for the Company to return to profitability, a significant number of Wet Seal stores should be closed and the retail concept at the stores which remain open should be refocused.

     In connection with execution of the Securities Purchase Agreement, the Company issued to the SAC Investor a warrant (the "SERIES A WARRANT") exercisable for four years to purchase up to 1,495,000 shares of Common Stock at an exercise price of $1.75 per share. A copy of the Series A Warrant is attached hereto as Exhibit E.

     On November 9, 2004, the Company, the SAC Investor and certain of the Other Investors (the "BRIDGE INVESTORS") entered into a Credit Agreement, which is attached hereto as Exhibit F (the "CREDIT AGREEMENT"), pursuant to which the Bridge Investors made a $10 million secured term loan to the Company (the "BRIDGE FACILITY"). The repayment of the Bridge Facility will be made at the earlier of (x) the closing of the Transaction, as a partial payment of the purchase price in the Transaction, (y) termination of the Securities Purchase Agreement and (z) February 28, 2005 (which date is extendable, at the sole discretion of the SAC Investor, to March 31, 2005 or April 29, 2005). The Credit Agreement contains various affirmative and negative covenants and specified events of default.

     Acceleration of the Bridge Facility is subject to certain restrictions contained in an intercreditor and lien subordination agreement, with the Company's senior lenders attached hereto as Exhibit G (the "INTERCREDITOR AGREEMENT").

     On November 9, 2004, the Company, the SAC Investor and the Other Investors entered into a Registration Right Agreement, which is attached hereto as Exhibit H (the "REGISTRATION RIGHT AGREEMENT"), pursuant to the which the Company has agreed to provide certain registration rights with respect to the securities issued and to be issued under the Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable but in no event later than 30 calendar days after the consummation of the Transaction, a Registration Statement on Form S-3 covering the resale of all such securities.

     On November 9, 2004, the Company, the SAC Investor, the Other Investors and the Company's senior lenders entered into a Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of the SAC Investors or any of the Other Investors, which is attached hereto as Exhibit I (the "SUBORDINATION AGREEMENT").

     The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company (pursuant to the Transaction or otherwise) at any time, subject to the conditions and the ownership limitation set forth in the Securities Purchase Agreement. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 1. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position (including the Transaction) with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters, subject to the terms and conditions set forth in the Securities Purchase Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     Item 5 of the Old Schedule 13D is being amended and restated as follows:

     (a) As described in Item 3, as of the date of this Amendment No. 1, each of the Reporting Persons may be deemed to own 3,646,444 shares (including 1,839,819 shares issuable upon exercise of warrants) (see Item 5) of Common Stock. These Shares represent approximately 9.99% of the shares of Common Stock outstanding based on 34,660,657 shares of the Company's Common Stock outstanding as set forth in the Securities Purchase Agreement. The Reporting Persons are prohibited from converting any Notes or exercising any Warrants if as a result the Reporting Persons would beneficially own at any time more than 9.99% of the outstanding Common Stock pursuant to an ownership limitation in the Transaction documents.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

     (b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,646,444 shares of Common Stock it may be deemed to beneficially own as of the date hereof.

     (c) On November 9, 2004, in connection with execution of the Securities Purchase Agreement, the Company issued to the SAC Investor a warrant to purchase 1,495,000 shares of Common Stock at an exercise price of $1.75 per share. There were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of the knowledge of SAC Capital Advisors and SAC Capital Management, any of SAC Capital Advisors's or SAC Capital Management's executive officers or members, since the filing of the Old Schedule 13D.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Old Schedule 13D is being amended and restated as follows:

     As described in Item 4 above, on November 9, 2004, the Company and the SAC Investor entered into a Securities Purchase Agreement, Credit Agreement, Intercreditor Agreement, Registration Right Agreement and Subordination Agreement, a copy of which is attached as Exhibit A, F, G, H and I hereto, respectively.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is incorporated herein by reference to Exhibit A of the Old Schedule 13D.

     On November 3, 2004, the Company and SAC Capital Management entered into an Exclusivity Agreement (Exhibit D of the Old Schedule 13D), which has been superseded by the Securities Purchase Agreement.

     The Company and SAC Capital Management entered into a Confidentiality and Standstill Agreement on October 1, 2004, as amended on October 4, 2004, a copy of which is incorporated herein by reference to Exhibit E of the Old Schedule 13D (as amended, the "CONFIDENTIALITY AGREEMENT"). In the Confidentiality Agreement, SAC Capital Management agreed to keep confidential any non-public information provided to SAC Capital Management by the Company and not propose any transaction alternative to that which the Company proposed to SAC Capital Management, engage in a proxy contest or otherwise act or seek to control the management, Board of Directors or policies of the Company until the earlier of October 1, 2005 or the Company's bankruptcy, without the consent of the Board of Directors of the Company.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Old Schedule 13D is being amended and restated as follows:

1. Exhibit A - Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

2.   Exhibit B - Form of Note

3.   Exhibit C - Form of Additional Investment Right Warrant.

4.   Exhibit D - Form of Warrant.

5.   Exhibit E - Form of Series A Warrant.

6. Exhibit F - Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

7. Exhibit G - Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility.

8. Exhibit H - Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

9. Exhibit I - Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates, LLC and certain other persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2004


S.A.C. CAPITAL ADVISORS, LLC



By:  /s/ Peter Nussbaum
     --------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC



By:  /s/ Peter Nussbaum
     --------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC



By:  /s/ Peter Nussbaum
     --------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


STEVEN A. COHEN



By:  /s/ Peter Nussbaum
     --------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

                                  EXHIBIT INDEX

1. Exhibit A - Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

2.   Exhibit B - Form of Note

3.   Exhibit C - Form of Additional Investment Right Warrant.

4.   Exhibit D - Form of Warrant.

5.   Exhibit E - Form of Series A Warrant.

6. Exhibit F - Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

7. Exhibit G - Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility.

8. Exhibit H - Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates, LLC and certain other persons.

9. Exhibit I - Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates, LLC and certain other persons.

                                    EXHIBIT A


                          SECURITIES PURCHASE AGREEMENT


       SECURITIES PURCHASE AGREEMENT (the "AGREEMENT"), dated as of November 9, 2004, by and among The Wet Seal, Inc., a Delaware corporation, with headquarters located at 26972 Burbank, Foothill Ranch, California 92610 (the "COMPANY"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "BUYER" and collectively, the "BUYERS").

       WHEREAS:

       A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 ACT"), and Rule 506 of Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

       B. The Company has authorized a new series of convertible notes of the Company, which notes shall be convertible into the Company's Class A Common Stock, $0.10 par value per share (the "CLASS A COMMON STOCK"), in accordance with the terms of such notes.

       C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of notes, in substantially the form attached hereto as EXHIBIT A-1 (as amended or modified from time to time, collectively, the "INITIAL NOTES"), set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be $40,000,000) (the shares of Class A Common Stock into which the Notes are convertible, collectively, the "INITIAL CONVERSION SHARES"), (ii) rights, in substantially the form attached hereto as EXHIBIT B-1 (collectively, the "SERIES A ADDITIONAL INVESTMENT RIGHT WARRANTS"), to acquire up to that principal amount of additional notes, in substantially the form attached hereto as EXHIBIT A-2 (as amended or modified from time to time, collectively, the "ADDITIONAL SERIES A NOTES"), set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be $9,900,000), (iii) rights, in substantially the form attached hereto as EXHIBIT B-2 (collectively, the "SERIES B ADDITIONAL INVESTMENT RIGHT WARRANTS" and, collectively with the Series A
Additional Investment Right Warrants, the "ADDITIONAL INVESTMENT RIGHT WARRANTS"), to acquire up to that principal amount of additional notes, in substantially the form attached hereto as EXHIBIT A-3 (as amended or modified from time to time, collectively, the "ADDITIONAL SERIES B NOTES" and together with the Additional Series A Notes, the "ADDITIONAL NOTES", and together with the Initial Notes and any convertible notes issued in replacement of the Initial Notes or the Additional Notes in accordance with the terms thereof, the "NOTES"), set forth opposite such Buyer's name in column (5) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be $5,950,000) (the Additional Notes as converted, the "ADDITIONAL CONVERSION SHARES" and together with the Initial Conversion Shares, the "CONVERSION SHARES") and (iv)
(A) Series B Warrants, in substantially the form attached hereto as EXHIBIT C-2 (the "SERIES B WARRANTS"), to acquire up to that number of additional shares of Class A Common Stock set forth opposite such Buyer's name in column (3) of the Schedule of Warrants attached hereto, (B) Series C Warrants, in substantially the form attached hereto as EXHIBIT C-3 (the "SERIES C WARRANTS"), to acquire up to that number of additional shares of Class A Common Stock set forth opposite such Buyer's name in column (4) of the

Schedule of Warrants attached hereto, and (C) Series D Warrants, in substantially the form attached hereto as EXHIBIT C-4 (the "SERIES D Warrants"), to acquire up to that number of additional shares of Class A Common Stock set forth opposite such Buyer's name in column (5) of the Schedule of Warrants attached hereto (the Series B Warrants, the Series C Warrants and the Series D Warrants are collectively referred to herein as the "ADDITIONAL WARRANTS") (as exercised, collectively, the "ADDITIONAL WARRANT SHARES").

       D. On the date hereof, each Buyer will receive Series A Warrants, in substantially the form attached hereto as EXHIBIT C-1 (collectively, the "SERIES A WARRANTS" and together with the Additional Warrants, the "WARRANTS") to acquire up to that number of additional shares of Class A Common Stock set forth opposite such Buyer's name in column (2) of the Schedule of Warrants (as exercised, the "SERIES A WARRANT SHARES" and together with the Additional Warrant Shares, the "WARRANT SHARES").

       E. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as EXHIBIT D (as amended or modified from time to time in accordance with its terms, the "REGISTRATION RIGHTS AGREEMENT"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Notes, Warrants, Conversion Shares and the Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

       F. Concurrently herewith, the Company and certain of its subsidiaries are entering into temporary financing arrangements with certain of the Buyers, as secured lenders, and as more fully set forth in a credit agreement by and among the Company, The Wet Seal Catalog, Inc., and The Wet Seal Retail, Inc., as borrowers (collectively, the "BRIDGE BORROWERS"), and Wet Seal GC, Inc., as guarantor (together with the Bridge Borrowers, the "BRIDGE LOAN PARTIES"), S.A.C. Capital Associates, LLC, as administrative agent and collateral agent (in such capacity the "BRIDGE AGENT"), and the Buyers, as lenders, and certain other security and ancillary documents related thereto, and an intercreditor and lien subordination agreement by and among the Bridge Agent, Fleet Retail Group, Inc., as administrative agent and collateral agent (the "SENIOR AGENT") for certain lenders (the "SENIOR LENDERS"), and the Bridge Loan Parties (the "BRIDGE FACILITY"), pursuant to which, subject to the satisfaction of certain borrowing conditions, the Buyers are making available to the Bridge Borrowers a $10 million secured term loan (the "BRIDGE AMOUNT"). The documents entered into in connection with the Bridge Facility are referred to herein as the "BRIDGE FACILITY DOCUMENTS".

       G. The Notes, the Conversion Shares, the Additional Investment Right Warrants, the Warrants and the Warrant Shares collectively are referred to herein as the "SECURITIES".

       H. The Notes will be secured by a second lien on substantially all of the personal property assets of the Bridge Loan Parties. The Notes and the liens securing such Notes are fully subordinated to the debt and liens in favor of the Senior Agent and the Senior Lenders pursuant to the Subordination Agreement, dated as of the date hereof, among the Senior Lenders and the Buyers, and certain other security and ancillary documents related thereto (collectively, the "SECURITY AGREEMENTS").

       NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

       1. PURCHASE AND SALE OF NOTES AND WARRANTS.

          (a) PURCHASE OF NOTES AND WARRANTS.

              (i) SERIES A WARRANTS. Concurrently with the execution of this Agreement, the Company shall issue to each Buyer one or more Series A Warrants to acquire up to that number of Series A Warrant Shares as is set forth opposite such Buyer's name in column (2) on the Schedule of Warrants.

              (ii) NOTES, ADDITIONAL INVESTMENT RIGHT WARRANTS AND ADDITIONAL WARRANTS. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (A) one or more Notes with an aggregate principal amount as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, (B) one or more Additional Series B Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (3) on the Schedule of Warrants, (C) one or more Series C Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (4) on the Schedule of Warrants, (D) one or more Series D Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (5) on the Schedule of Warrants, (E) Series A Additional Investment Right Warrants to acquire up to that principal amount of Additional Notes as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers and (F) Series B Additional Investment Right Warrants to acquire up to that principal amount of Additional Notes as is set forth opposite such Buyer's name in column (5) on the Schedule of Buyers

              (iii) CLOSING. The date and time (the "CLOSING DATE") of the consummation of the transactions contemplated by Section 1(a)(ii) above (the "CLOSING") shall be five (5) Business Days after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such other date as is mutually agreed to by the Company and holders of at least a majority of the principal amount of the Notes issued and, prior to the Closing, issuable hereunder (the "MAJORITY BUYERS")) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022. For purposes of this Agreement, "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

              (iv) PURCHASE PRICE.

                   (1) The aggregate purchase price for the Notes, Additional Investment Right Warrants and the Warrants to be purchased by each Buyer at the Closing (the "PURCHASE PRICE") shall be the amount set forth opposite such Buyer's name in column (7) of the Schedule of Buyers less
     (A) such Buyer's pro rata share of any outstanding Bridge Amount (including any outstanding principal, accrued and unpaid interest, fees, late charges and other amounts due in respect thereof) and (B) in the case of

     S.A.C. Capital Associates, LLC ("SAC")(a Buyer), a withholding amount with respect to certain expenses in accordance with Section 4(g)(ii).

                   (2) The Buyers and the Company agree that the Notes, the Additional Investment Right Warrants and the Warrants constitute an "investment unit" for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "CODE"). Not later than two days before the Closing Date, the Buyers shall notify the Company of their determination of the allocation of the issue price of such investment unit between the Notes, the Additional Investment Right Warrants and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h), and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

          (b) FORM OF PAYMENT. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Notes, Additional Investment Right Warrants and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to each Buyer (A) the Notes (allocated in the principal amounts as such Buyer shall request) which such Buyer is then purchasing, (B) the Warrants (allocated in the amounts as such Buyer shall request) such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee and (C) the Additional Investment Right Warrants (in the amounts as such Buyer shall request) such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

       2. BUYERS' REPRESENTATIONS AND WARRANTIES.

          Each Buyer represents and warrants with respect to only itself that:

          (a) NO SALE OR DISTRIBUTION. Such Buyer is acquiring the Notes, the Additional Investment Right Warrants and the Warrants, and upon conversion of the Notes and exercise of the Warrants, will acquire the Conversion Shares issuable upon conversion of the Notes, the Warrant Shares issuable upon exercise of the Warrants and the Additional Notes issuable upon exercise of the Additional Investment Right Warrants, for its own account, not as nominee or agent, and not with a view towards, or for resale in connection with, the sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; PROVIDED, HOWEVER, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities. For the purpose of this Agreement, "PERSON" shall mean any individual, corporation, partnership (general or limited), limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any department or agency thereof.

          (b) ACCREDITED INVESTOR STATUS. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

          (c) RELIANCE ON EXEMPTIONS. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such
Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

          (d) INFORMATION. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

          (e) NO GOVERNMENTAL REVIEW. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

          (f) TRANSFER OR RESALE. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) offered for sale, sold, assigned or transferred to an affiliate of such Buyer, (B) subsequently registered thereunder, (C) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (D) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "RULE 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

          (g) LEGENDS. Such Buyer understands that, until such time as the resale of the Securities have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the certificates or other instruments representing the Securities, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such instruments):

          [NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

          (h) VALIDITY; ENFORCEMENT. This Agreement, the Registration Rights Agreement and the Bridge Facility Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (i) NO CONFLICTS. The execution, delivery and performance by such Buyer of this Agreement, the Registration Rights Agreement and the Bridge Facility Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

          (j) RESIDENCY. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

       3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

          The Company represents and warrants to each of the Buyers that:

          (a) ORGANIZATION AND QUALIFICATION.

              (i) The Company and its "SUBSIDIARIES" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns outstanding capital stock or holds an equity or similar interest representing the outstanding equity or similar interest of such entity) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. The Company has no Subsidiaries except as set forth on SCHEDULE 3(A). SCHEDULE 3(A) sets forth the nature and percentage ownership of the Company in each Subsidiary. As used in this Agreement, "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and in the Transaction Documents (as defined below) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents.

          (b) AUTHORIZATION; ENFORCEMENT; VALIDITY. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Additional Investment Right Warrants and the Warrants, the Registration Rights Agreement, the documents relating to the Bridge Facility, the Security Documents, the Issuance Documents (as defined in
Section  4(a)(ii)),  the Irrevocable  Transfer Agent Instructions (as defined in
Section 5(b)) and any other certificate, instrument or document contemplated hereby or thereby (collectively, the "TRANSACTION DOCUMENTS") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and
thereby,  including,   without  limitation,  the  issuance  of  the  Notes,  the
Additional Investment Right Warrants and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Company's Board of Directors and, other than the filings specified in Section 3(e) and the Stockholder Approval (as defined in Section 4(p)), no further filing, consent, or authorization is required by the Company, its Board of Directors or its stockholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Any other Transaction Documents dated after the date herewith upon execution shall have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

          (c) ISSUANCE OF SECURITIES. The issuance of the Notes, the Additional Investment Right Warrants and the Warrants and, subject to Stockholder Approval, the issuance of the Conversion Shares and Warrant Shares are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Class A Common Stock shall have been duly authorized and reserved for issuance which equals or exceeds 130% of the aggregate of the maximum number of shares Class A Common Stock: (i) issuable upon conversion of the Notes pursuant to Section 3 of the Notes as of the trading day immediately preceding the Closing Date and (ii) issuable upon exercise of the Warrants as of the trading day immediately preceding the Closing Date. Upon issuance or conversion in accordance with the Notes or exercise in accordance with the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Class A Common Stock. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Notes and Warrants is exempt from registration under the 1933 Act.

          (d) NO CONFLICTS. Subject, as applicable, to obtaining the Stockholder Approval, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby (including, without limitation, the issuance of the Notes, the Additional Investment Right Warrants and the Warrants, and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares, without regard to the limitation on issuance thereof) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of is Subsidiaries, any capital stock of the Company or any of its Subsidiaries or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Nasdaq National Market (the "PRINCIPAL MARKET")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of (ii) and (iii) to the extent that such violation, conflict, default or right would not have a Material Adverse Effect.

          (d) CONSENTS. Except as set forth in SCHEDULE 3(E), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts which would reasonably lead to delisting or suspension of the Class A Common Stock in the foreseeable future.

          (f) ACKNOWLEDGMENT REGARDING BUYER'S PURCHASE OF SECURITIES. The Company acknowledges and agrees that each Buyer is acting individually and solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the shares of Class A Common Stock (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 ACT")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

          (g) NO GENERAL SOLICITATION; AGENT'S FEES. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. Except for Rothschild, Inc. and the other agents and advisors whose compensation is set forth on SCHEDULE 3(G) hereto, the Company has not engaged any investment advisor, placement agent or other agent in connection with the sale of the Securities.

          (h) NO INTEGRATED OFFERING. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or, assuming the receipt of the Stockholder Approval, any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

          (i) DILUTIVE EFFECT. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants may increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

          (j) APPLICATION OF TAKEOVER PROTECTIONS; RIGHTS AGREEMENT. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. Except as set forth on SCHEDULE 3(J)(A), the Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Class A Common Stock or a change in control of the Company (each "RIGHTS PLAN"). The Board of Directors of the Company has, prior to the execution of this Agreement, adopted a resolution exempting the issuance of the Securities from any Rights Plan of the Company and from any control share acquisition statute applicable to the Company, which is attached hereto as SCHEDULE 3(J)(B).

          (k) SEC DOCUMENTS; FINANCIAL STATEMENTS. During the two (2) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC DOCUMENTS"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, or as of the date of the last amendment thereof, if amended after filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

          (l) ABSENCE OF CERTAIN CHANGES. Other than as set forth in the SEC Documents, since the date of the Company's most recent SEC Documents, there has been no material adverse change and no material adverse development, which constitutes a Material Adverse Effect as defined in Section 8(e) of this Agreement. Since January 31, 2004, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent. For purposes of this Section 3(l), "INSOLVENT" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)) (other than any future lease liabilities as such exist on the date hereof), (ii) the Person is unable to pay its debts and liabilities (other than any future lease liabilities as such exist on the date hereof), subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts (other than any future lease liabilities as such exist on the date hereof) that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          (m) NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company or its Subsidiaries or their respective business, properties, prospects operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its Class A Common Stock and which has not been publicly announced.

          (n) CONDUCT OF BUSINESS; REGULATORY PERMITS. Neither the Company nor its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation or Bylaws or their organizational charter or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably lead to delisting or suspension of the Class A Common Stock by the Principal Market in the foreseeable future. Since January 31, 2004, (i) the Class A Common Stock has been designated for quotation on the Principal Market,
(ii) trading in the Class A Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Class A Common Stock from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, as presently operated, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

          (o) FOREIGN CORRUPT PRACTICES. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

          (p) SARBANES-OXLEY ACT. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

          (q) TRANSACTIONS WITH AFFILIATES. Except as set forth in the SEC Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on SCHEDULE 3(R), none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

          (f) EQUITY CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of (i) 60,000,000 shares of Class A Common Stock, of which as of the date hereof, 34,660,657 are issued and outstanding and 4,817,619 shares are reserved for issuance pursuant to the Company's stock option and purchase plans, (ii) 10,000,000 shares of Class B Common Stock, $0.10 par value (the "CLASS B COMMON STOCK"), of which as of the date hereof, 1,500,000 are issued and outstanding and (iii) 2,000,000 shares of preferred stock, $.01 par value per share, of which as of the date hereof none of which is issued and outstanding or reserved for issuance. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in SCHEDULE 3(R): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound  to  issue  additional  share  capital  of  the  Company  or  any  of  its
Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and
(ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyer true, correct and complete copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "CERTIFICATE OF INCORPORATION"), and the Company's Bylaws, as amended and as in effect on the date hereof (the "BYLAWS"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock and the material rights of the holders thereof in respect thereto.

          (s) INDEBTEDNESS AND OTHER CONTRACTS. Except as disclosed in SCHEDULE 3(S), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. SCHEDULE 3(S) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "INDEBTEDNESS" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) "CONTINGENT OBLIGATION" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (t) ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 3(T), there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against the Company, the Class A Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors. SCHEDULE 3(T) sets forth the details of any such litigation.

          (u) INSURANCE. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

              (v) EMPLOYEE RELATIONS. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. Except as set forth on SCHEDULE 3(V), the Company and its Subsidiaries believe that their relations with their employees are good. Except as set forth on SCHEDULE 3(V), no executive officer of the Company (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters except a would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

              (ii) The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (w) TITLE. The Company and its Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and material defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

          (x) INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use (A) patents (and any renewals and extensions thereof), patent rights (and any applications therefor), rights of priority and other rights in inventions; (B) trademarks, service marks, trade names and trade dress, and all registrations and applications therefor and all legal and common-law equivalents of any of the foregoing; (C) copyrights and rights in mask works (and any applications or registrations for the foregoing, and all renewals and extensions thereof), common-law copyrights and rights of authorship including all rights to exploit any of the foregoing in any media and by any manner and means now known or hereafter devised; (D) industrial design rights, and all registrations and applications therefor; (E) rights in data, collections of data and databases, and all legal or common-law equivalents thereof; (F) rights in domain names and domain name reservations; (G) rights in trade secrets, proprietary information and know-how (collectively, "INTELLECTUAL PROPERTY RIGHTS"), collectively with all licenses and other agreements providing the Company or its Subsidiaries the Intellectual Property Rights material to the operation of their businesses as now conducted and as described in the SEC Documents. None of the Company or any of its Subsidiaries has knowledge that any of them has infringed on any of the Intellectual Property Rights of any Person and none of the Company or any of its Subsidiaries is infringing on any of the Intellectual Property Rights of any Person. There is no action, suit, hearing, claim, notice of violation, arbitration or other proceeding, hearing or investigation that is pending, or to the Company's knowledge, is threatened against, the Company regarding the infringement of any of the Intellectual Property Rights. The Company is not, to its knowledge, making unauthorized use of any confidential information or trade secrets of any third party, and the Company has not received any notice of any asserted infringement (nor is the Company aware of any reasonable basis for any third party asserting an infringement) by the Company of, any rights of a third party with respect to any Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

          (y) ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "ENVIRONMENTAL LAWS" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "HAZARDOUS MATERIALS") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

          (z) SUBSIDIARY RIGHTS. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

          (aa) TAX STATUS. The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject,
(ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

          (bb) INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

          (cc) RANKING OF NOTES. Except as set forth on SCHEDULE (CC), no Indebtedness of the Company is senior to or ranks PARI PASSU with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

          (dd) FORM S-3 ELIGIBILITY. The Company is eligible to register the Notes, Warrants, Additional Investment Right Warrants, Conversion Shares and the Warrant Shares for resale by the Buyers using Form S-3 promulgated under the 1933 Act.

          (ee) MANIPULATION OF PRICE. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

          (ff) DISCLOSURE. Other than the provision of certain projections as to the financial situation of the Company (the "DISCLOSED INFORMATION"), which disclosed information shall be made public prior to or in conjunction with the Final 8-K Filing (as defined below), the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, taken as a whole, furnished by or on behalf of the Company is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

          (gg)  INDEPENDENT  ACCOUNTANTS.   Deloitte  &  Touche  LLP,  who  have
certified the consolidated financial statements of the Company as of January 31, 2004, are independent public accountants within the meaning of the 1933 Act.

          (hh) INVESTMENT COMPANY. Neither the Company nor its Subsidiaries is or, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will become an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for an investment company, within the meaning of the Investment Company Act of 1940, as amended.

       4. COVENANTS.

          (a) BEST EFFORTS; CONVERSION COOPERATION.

              (i) Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

              (ii) Each party agrees that during the period from and after the date hereof and prior to the Closing Date, if the Buyers so request, the parties shall work in good faith to amend the Transaction Documents (other than the Issuance Documents (defined below)) to allow for the maximum flexibility with respect to the buying and selling of Notes and Warrants in markets approved by the Buyers, including, without limitation, the creation of an indenture with respect to the issuance of the Notes (the "INDENTURE"), warrant agreements with respect to the Warrants and the Additional Investment Right Warrants (collectively, the "WARRANT AGREEMENTS", and together with the Indenture, the "ISSUANCE DOCUMENTS") and amend this Agreement and the Registration Rights Agreement to reflect any necessary terms of the Issuance Documents.

          (b) FORM D AND BLUE SKY. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such exemption or qualification so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

          (c) REPORTING STATUS. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Securities and none of the Securities is outstanding (the "REPORTING PERIOD"), and other than in accordance with the Notes and Warrants, the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings.

          (d) USE OF PROCEEDS. The Company will use the proceeds from the sale of the Securities for general working capital purposes, including payment of trade creditors. The Company will not use the proceeds from the sale of the Securities for the (i) repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

          (e) FINANCIAL INFORMATION. The Company agrees to send the following to each Investor during the Reporting Period provided that the following does not constitute material, nonpublic information, (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 10-K or 10-KSB, any interim reports or any consolidated balance sheets, income statements, stockholders' equity statements and/or cash flow statements for any fiscal quarter, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, and (ii) promptly after the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, unless those press releases are timely filed on Form 8-K.

          (f) LISTING. The Company shall promptly secure the listing of all of the Conversion Shares and Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Class A Common Stock is then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Class A Common Stocks' authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Class A Common Stock on the Principal Market.

          (g) FEES. (a) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company shall pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, all fees, costs and expenses (A) incident to the preparation, issuance, execution, authentication and delivery of the Securities, including any expenses of any trustee or warrant agent, (B) incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities, (C) in connection with the admission for trading of the Notes and Warrants on any securities exchange or inter-dealer quotation system, (D) related to any filing with the National Association of Securities Dealers, Inc. ("NASD"), (E) the satisfaction of the conditions set forth in Sections 6 and 7, in each case whether or not the Closing Date occurs or this Agreement is terminated, and (F) otherwise in connection with satisfying its obligations hereunder. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to any agents. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out of pocket expenses) arising in connection with any claim relating to any such payment.

              (ii) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company shall pay or cause to be paid all out-of-pocket costs, fees and expenses (including, without limitation, all fees and other client charges and expenses of Schulte Roth & Zabel LLP, counsel for SAC) ("EXPENSES") incurred by, or on behalf of, SAC in connection with the transactions contemplated by this Agreement, including, but not limited to, in connection with (i) any accounting, business, environmental, legal, or regulatory due diligence review of the Company and its business and (ii) the revision, negotiation, execution and delivery of all Transaction Documents, the Bridge Facility and any related documents, up to a maximum reimbursement of $600,000 including any payment made under the Exclusivity Agreement dated November 3, 2004 between the Company and SAC (the "FEE Cap"); provided, however, that such Fee Cap shall be increased if SAC determines that such amount does not reasonably reflect the actual or reasonably anticipated Expenses and the Board of the Company approves such increase (such approval not to be unreasonably withheld or delayed); provided, however, the Company shall not be obligated to pay more than $250,000 in Expenses if the Company terminates this agreement pursuant to Section 8(d). Subject to the Fee Cap, the Company shall within ten (10) Business Days of any written request by SAC, pay or reimburse SAC for the Expenses set forth in such written request, and SAC shall withhold any Expenses not previously reimbursed from its Purchase Price at the Closing.

          (h) PLEDGE OF SECURITIES. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of
Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

          (i) DISCLOSURE OF TRANSACTIONS AND OTHER MATERIAL INFORMATION. On or before 8:30 a.m., New York time, on the second Business Day following the date of this Agreement, the Company shall file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement, all documents relating to the Bridge Facility, the form of the Notes, the form of each of the Warrants and the Registration Rights Agreement) as exhibits to such filing, which Form 8-K shall be in form and substance reasonably acceptable to the Buyers (including all attachments, the "INITIAL 8-K FILING"). On or before 8:30 a.m., New York time, on the second Business Day following the date of any material amendment to the terms set forth in this Agreement, the Company shall file a Current Report on Form 8-K describing the terms of such amendment or modification in the form required by the 1934 Act and attaching any material transaction documents, as entered into, prepared, modified or amended, as exhibits to such filing (including all attachments, an "AMENDING 8-K FILING"). On or before 8:30 a.m., New York time, on the second Business Day following the Closing Date, the Company shall file a Current Report on Form 8-K describing the Closing and disclosing any previously undisclosed Disclosed Information in the form required by the 1934 Act and attaching any material transaction documents not previously filed as exhibits to such filing (including all attachments, the "FINAL 8-K FILING", and collectively with the Initial 8-K Filing and all Amending 8-K Filings, the "8-K FILINGS"). From and after the filing of the Final 8-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 8-K Filings. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Initial 8-K Filing with the SEC without the express written consent of such Buyer. Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, HOWEVER, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filings and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause
(i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and provided that in any case the Company shall not disclose the identity of any Buyer without such Buyer's express written consent unless required by applicable law and regulations).

          (j) ADDITIONAL NOTES; VARIABLE SECURITIES; DILUTIVE ISSUANCES. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes, the Additional Investment Right Warrants or Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Class A Common Stock or directly or indirectly convertible into or exchangeable or exercisable for Class A Common Stock at a price which varies or may vary with the market price of the Class A Common Stock, including by way of one or more reset(s) to any fixed price, unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Class A Common Stock into which any Note is convertible and the then applicable Exercise Price (as defined in the Warrants) with respect to the Class A Common Stock into which any Warrant is exercisable. For so long as any Notes, the Additional Investment Right Warrants or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant any shares of Class A Common Stock in excess of that number of shares of Class A Common Stock which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market.

          (k) CORPORATE EXISTENCE. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes, the Additional Investment Right Warrants and the Warrants.

          (l) RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, 130% of the aggregate number of shares of Class A Common Stock issuable upon conversion of all of the Notes (including the Additional Notes) and issuable upon exercise of the Warrants.

          (m) CONDUCT OF BUSINESS.

              (i) Unless the Company shall otherwise agree in writing with the Majority Buyers (such agreement not to be unreasonably withheld) and except as expressly contemplated by the Transaction Documents, during the period from the date of this Agreement to the Closing Date, (i) the Company shall conduct, and it shall cause its Subsidiaries to conduct, its or their businesses in the ordinary course and consistent with past practice, and the Company shall, and it shall cause its Subsidiaries to, use its or their reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all Persons with whom it does business and (ii) without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries will:

                    (1)  amend  or   propose   to  amend  its   Certificate   of
     Incorporation or Bylaws (or comparable governing instruments) in any material respect;

                    (2) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its Subsidiaries including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of capital stock of the Company or any of its Subsidiaries, except for the issuance of shares pursuant to the exercise of either incentive or non-qualified stock options, including management stock options, outstanding on the date of this Agreement in accordance with their present terms;

                    (3) hire any executive officer of the Company;

                    (4) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a Subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

                    (5)  (a)   create,   incur  or  assume   any  debt,   except
     refinancings of existing obligations on terms that are no less favorable to the Company or its Subsidiaries than the existing terms; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any Person; (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other Person (other than to a Subsidiary); (d) acquire the stock or assets of, or merge or consolidate with, any other Person; (e) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business consistent with past practice; or (f) other than in the ordinary course of business consistent with past practice, sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and its Subsidiaries taken as a whole other than to secure debt permitted under (a) of this clause (v);

                    (6) increase in any manner the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement and such as are in the ordinary course of business consistent with past practice;

                    (7) enter into or commit to enter into any material transaction, material monetary commitment or capital expenditure or enter into, amend, modify or terminate any material agreement (including real estate leases that are material in the aggregate);

                    (8) 1.1.1.10.acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the securities of, or by any other manner, any Person, or otherwise acquire or agree to acquire all or substantially all of the assets of any other Person (other than the purchase of assets from suppliers or vendors in the ordinary course of the business of the Company);

                    (9) settle or compromise any litigation, proceeding, action or claim that could reasonably be expected to result in payments (to the extent not covered by insurance) that exceed $250,000 in the aggregate;

                    (10) fail to use its commercially reasonable efforts to comply in all material respects with any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to it or any of its properties, assets or business and maintain in full force and effect all the Company permits necessary for, or otherwise material to, such business; and

                    (11) agree or commit to do any of the foregoing.

                   (ii) Notwithstanding the forgoing, to the extent that any of the foregoing shall constitute material, nonpublic information, before seeking the Buyers' consent hereunder, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (n) ADDITIONAL ISSUANCES OF SECURITIES.

              (i) For purposes of this Section 4(n), the following definitions shall apply.

                    (1) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for shares of Class A Common Stock.

                    (2) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

                    (3) "CLASS A COMMON STOCK EQUIVALENTS" means, collectively, Options and Convertible Securities.

              (ii) From the date hereof until the date that is 30 Trading Days (as defined in the Notes) following the Effective Date (as defined in the Registration Rights Agreement) (the "TRIGGER DATE"), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Class A Common Stock or Class A Common Stock Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "SUBSEQUENT PLACEMENT").

              (iii)  Subject  to the  satisfaction  of the  rights  set forth in
Section 3(bb) of that Securities Purchase Agreement, dated as of June 29, 2004, by and among the Company and the purchasers signatory thereto (the "JUNE 2004 PARTICIPATION RIGHT"), from the Trigger Date until the thirty-six (36) month anniversary of the later of the date of this Agreement and the Closing Date, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(n)(iii).

                    (1) The Company shall deliver to each Buyer a written notice
     (the "OFFER NOTICE") of any proposed or intended issuance or sale or exchange (the "OFFER") of the securities being offered (the "OFFERED SECURITIES") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged,
     (y) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers the Offered Securities allocated among such Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of Notes purchased hereunder (the "BASIC AMOUNT"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "UNDERSUBSCRIPTION AMOUNT").

                    (2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth
     (10th) Business Day after such Buyer's receipt of the Offer Notice (the "OFFER PERIOD"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "NOTICE OF ACCEPTANCE"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; PROVIDED, HOWEVER, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "AVAILABLE UNDERSUBSCRIPTION AMOUNT"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.

                    (3) The Company shall have five (5) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "REFUSED SECURITIES"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice.

                    (4) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(n)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(n)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(n)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(n)(iii)(1) above.

                    (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(n)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

                    (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with Section 4(n)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

              (iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(n) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

          (o) PROXY STATEMENT; STOCKHOLDER APPROVAL.

              (i) The Company shall use its best efforts to prepare and file with the SEC, as promptly as practicable after the date hereof but in no event later than 15 days after the date hereof, preliminary proxy materials, substantially in the form that has been previously reviewed and reasonably approved by SAC and Schulte Roth & Zabel LLP with respect to a special or annual meeting of the stockholders of the Company (the "STOCKHOLDER MEETING"), which the Company shall use its reasonable best efforts to hold by no later than February 20, 2005, and which shall be held not later than March 20, 2005 (the "STOCKHOLDER MEETING DEADLINE"), for the purpose of approving resolutions (the "TRANSACTION RESOLUTIONS") providing for (A) the Company's issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market and (B) the increase in the authorized Class A Common Stock from 60,000,000 shares to 150,000,000 shares (such affirmative approval being referred to herein as the "STOCKHOLDER APPROVAL"). Thereafter, the Company shall as promptly as possible file with the SEC the definitive proxy statement, substantially in the form that has been previously reviewed and reasonably approved by SAC and Schulte Roth & Zabel LLP. The proxy materials shall not contain any information concerning any Buyer without such Buyer's consent. The proxy materials at the time they are filed with the SEC, or as of the date of the last amendment thereof, if amended after filing, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

              (ii) The Company shall provide each stockholder entitled to vote at the Stockholder Meeting a proxy statement and the Company shall use its best efforts to solicit its the stockholders' approval of the Transaction Resolutions (which best efforts shall include, without limitation, the requirement to hire a reputable proxy solicitor) and to cause the Board of Directors of the Company to recommend to the stockholders that they approve the Transaction Resolutions. The Company shall be obligated to obtain the Stockholder Approval by the Stockholder Meeting Deadline.

              (iii) If the Company calls a special (or annual) meeting of stockholders pursuant to this Section 4, neither prior to nor at such meeting shall the Company put forth any matter, other than approving the Transaction Resolutions, to the holders of Class A Common Stock or any other voting securities of the Company for their approval without the prior written consent (such consent not to be unreasonably withheld) of the Majority Buyers, except that the Company may include in any meeting a proposal regarding the election of directors and a proposal regarding the adoption of an employee stock incentive plan in a form reasonably acceptable to the Majority Buyers.

              (iv) Notwithstanding anything in this Section 4(o) to the contrary, the Company may satisfy its obligations in this Section 4(o) by obtaining the Stockholder Approval of the Transaction Resolutions by written consent in accordance with applicable law and the Company's governing documents and the filing of an information statement with the SEC, with such consent and information statement substantially in the form that has been previously reviewed by SAC and Schulte Roth & Zabel LLP.

          (p) GENERAL SOLICITATION. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

          (q) INTEGRATION. None of the Company or any of its Subsidiaries will offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) in a manner that would cause the offer and sale of the Securities to fail to be entitled to the exemption from registration afforded by Rule 506 of Regulation D and Section 4(2) of the 1933 Act.

          (r) NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to each Buyer if any of the following occur after the date of this
Agreement: (i) receipt of any notice or other communication in writing from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such consent would have been required to have been disclosed in this Agreement; (ii) receipt of any material notice or other communication from any Person (including, but not limited to, the SEC, NASD or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which would be reasonably likely to have a Material Adverse Effect; or (iv) the commencement or threat of any litigation involving or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of the Company or any of its Subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the transactions contemplated by the Transaction Documents; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (s) ACCESS AND INFORMATION. Between the date of this Agreement and the Closing Date, the Company will give, and shall direct its accountants and legal counsel to give, each Buyer and their respective authorized representatives (including, without limitation, its financial advisors, accountants, consultants and legal counsel), at all reasonable times, access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and its Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers and other employees promptly to furnish such Buyer with
(a) such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as such Buyer may from time to time reasonably request, and (b) a copy of each material report, schedule and other document filed or received by the Company or any of its Subsidiaries pursuant to the requirements of applicable securities laws or the NASD; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such access or information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (t) CONSULTANTS.

              (i) The Company shall use its reasonable best efforts to enter into consulting agreements, on terms satisfactory to the Majority Buyers and the Company Board of Directors, with Michael Gold and Tom Brosig within five (5) Business Days after the date hereof.

              (ii) The Company shall engage a reputable real estate and lease appraisal consultant reasonably acceptable to the Majority Buyers and the Company Board of Directors, on terms and satisfactory to the Majority Buyers, to perform an evaluation of the store lease obligations of the Company and its Subsidiaries and to make recommendations regarding terminations and modifications to such leases. The Company shall cause such consultant to complete such review and make such recommendations to the Company within 60 days after the date hereof. The Company shall permit the Buyers access to such consultant and any work product and recommendations of such consultant; PROVIDED, HOWEVER, that to the extent that any of the foregoing shall constitute material, nonpublic information, the Company shall first confirm with such Buyer that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if the Buyer agrees to receive such information, then such information shall constitute Disclosed Information for all purposes hereof.

          (u) SALES BY OFFICERS AND DIRECTORS. Until the later of (a) the Trigger Date and (b) 180 Trading Days after the Closing Date, the Company shall not, directly or indirectly, permit any officer or director of the Company or any of its Subsidiaries to sell any Class A Common Stock pursuant to a contract, instruction or plan in accordance with Rule 10b5-1 of the 1934 Act.

          (v) REGULATION M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

          (w) QUALIFICATION UNDER TRUST INDENTURE ACT. To the extent that the parties enter into an Indenture pursuant hereto, prior to any registration of the Notes or the Conversion Shares pursuant to the Registration Rights
Agreement, or at such earlier time as may be so required, the Company shall qualify the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA") and enter into any necessary supplemental indentures in connection therewith.

          (x) EXISTING RIGHT OF PARTICIPATION. The Company shall have given or shall promptly after the date hereof give proper notice to the holders of the June 2004 Participation Right and the Company shall inform the Buyers party hereto at such time (the "INITIAL BUYERS") by no later than ten (10) Business Days after the date hereof as to whether or not and to what extent such holders have exercised any such right. To the extent that any holder of a June 2004 Participation Right shall elect to participate in the transaction contemplated hereby (any such holder exercising its June 2004 Participation Right, a
"PARTICIPATING BUYER"), such Participating Buyer shall be required to participate in the Bridge Facility on the same terms and in a proportionate amount as the Initial Buyers. The Initial Buyers, proportionately among the Initial Buyers, shall assign to the Participating Buyers a number of the Series A Warrants issued to the Initial Buyers upon execution of this Agreement that equals the number of Series A Warrants that the Participating Buyers would have received had they been Initial Buyers. The reduction in the amount of Securities being purchased by the Initial Buyers as a result of the participation by the Participating Buyers shall be allocated generally pro rata among the Initial Buyers but shall be proportionately adjusted among all the Buyers if necessary in a manner that leaves SAC with a majority of each of the Securities.

          (y) EXCLUSIVITY. (a) The Company agrees that, during the period from the date hereof until the Closing Date, it shall not, and shall cause its directors, officers, agents, representatives, affiliates, stockholders and any other person acting on its behalf (collectively, the "REPRESENTATIVES") not to, directly or indirectly, (1) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into: (A) a merger, consolidation or other business combination involving the Company, (B) an acquisition of 5% or more of the then-outstanding equity securities of the Company, (C) an acquisition of equity securities, or of debt securities or other securities convertible into or exchangeable for equity securities of the Company, which would, after giving effect to such conversion or exchange, constitute more than 5% of the outstanding equity securities of the Company, (D) the issuance of debt securities with no equity component or related equity component of, or other borrowing by, the Company in an amount in excess of $10 million, (E) a sale, transfer, conveyance, lease or disposal of all or any significant portion of the assets of the Company in one transaction or a series of related transactions (other than sales of inventory in the ordinary course of business), (F) a liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution by the Company, (G) the occurrence of individuals who at the beginning of such period constituted the Board of Directors or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 662/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), ceasing for any reason to constitute a majority of such Board of Directors then in office or (H) any other transaction in lieu of, or which would impede or prevent, the transactions contemplated by the Transaction Documents (any of the foregoing, a "COMPETING TRANSACTION"), or (2) conduct any discussions or negotiations, or provide any information to (or any review information of) any other party, or enter into any agreement, arrangement or understanding, regarding, or in connection with, a Competing Transaction; PROVIDED, HOWEVER, that nothing herein shall prevent the Company from taking a position contemplated by Rules 14d-9 and 14e-2 promulgated under the 1934 Act with regard to any unsolicited tender offer.

              (ii) The Company will promptly notify each Buyer if the Company (or any of its Representatives) receives any such offer, inquiry or proposal and the details thereof, and keep each Buyer informed with respect to each such offer, inquiry or proposal. The Company will provide each Buyer with copies of all such offers, inquiries or proposals which are in writing.

              (iii) The Company acknowledges that each Buyer will be entitled to obtain a court order in any court of competent jurisdiction against acts of non-compliance with this Section 4(y), without the posting of bond or other security, in addition to, and not in lieu of, other remedies it may have.

       5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

          (a) REGISTER. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes, the Additional Investment Right Warrants and the Warrants, in which the Company shall record the name and address of the Person in whose name the Notes, the Additional Investment Right Warrants and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion of the Notes and Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

          (b) TRANSFER AGENT INSTRUCTIONS. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s) or transferee, for the Securities issued at the Closing or upon conversion of the Notes or exercise of the Additional Investment Right Warrants or the Warrants or transfer of the Notes, the Additional Investment Right Warrants or the Warrants in such amounts as specified from time to time by each Buyer to the Company upon conversion or transfer of the Notes or exercise or transfer of the Additional Investment Right Warrants or the Warrants in the form of EXHIBIT E attached hereto (the "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Securities sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

       6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

          (a) CLOSING DATE. The obligation of the Company hereunder to issue and sell the Notes and the Additional Warrants and the Additional Investment Right Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

              (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

              (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of SAC, the amounts withheld pursuant to Section 4(g)) for the Notes, the Additional Investment Right Warrants and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

              (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

              (iv) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

       7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

          (a) CLOSING DATE. The obligation of each Buyer hereunder to purchase the Notes and Additional Warrants and the Additional Investment Right Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

              (i) The Company and, to the extent it is a party thereto, each of its Subsidiaries, shall have executed and delivered to such Buyer (i) each of the Transaction Documents (including the Issuance Documents, if any), (ii) the Notes (in such principal amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement (iii) the Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement and (iv) the Additional Investment Right Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

              (ii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of EXHIBIT E attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

              (iii) Each Buyer shall have received the opinion of Willkie Farr & Gallagher LLP and Akin Gump Strauss Hauer & Feld LLP, the Company's outside counsel, dated as of the Closing Date, substantially covering the matters set forth in EXHIBIT F attached hereto.

              (iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

              (v) The Company shall have delivered to such Buyer a certificate evidencing the Company's and each Subsidiary's qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company and each Subsidiary conducts business, as of a date within 10 days of the Closing Date.

              (vi) The Company shall have delivered to such Buyer a certified copy of the Certificate of Incorporation as certified by the Secretary of State of the State of Delaware within ten (10) days of the Closing Date, which shall reflect the increase in the authorized capital stock of the Company as provided in the Transaction Resolutions.

              (vii) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation, as amended and (iii) the Bylaws, each as in effect at the Closing, in the form attached hereto as EXHIBIT G.

              (viii) The representations and warranties of the Company shall be true and correct in all material respects (other than representations and warranties that are already qualified by materiality which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect, certifying as to the fulfillment of the conditions specified in Section 7 of this Agreement and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as EXHIBIT H.

              (ix) No event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; PROVIDED, HOWEVER, that for purposes of this condition, Material Adverse Effect does not include any event, circumstance or fact that does not or would not reasonably be expected to result in an Event of Default (as defined in either (A) the Amended and Restated Credit Agreement, dated as of September 22, 2004, by and among the Senior Lenders, the Company and certain of its Subsidiaries, as amended as of the date hereof and without regard to any future waiver or amendment thereof (other than such waiver or amendment wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the date hereof to the Company), the "SENIOR CREDIT AGREEMENT" or (B) the Bridge Facility (other than such Events of Default, which are cured or waived by a waiver or amendment to the Senior Credit Agreement wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the date hereof to the Company)).

              (x) Stockholder Approval shall have been obtained and each Buyer shall have been provided with evidence reasonably satisfactory thereof.

              (xi) The size of the Board of Directors of the Company shall have been reduced from 11 to no more than 9 members and the Buyers shall be satisfied as of the Closing Date with the identity of (1) at least a number of directors equal to one less than the minimum number of directors that would constitute a majority of the Board of Directors of the Company and (2) the Chairman of the Board of Directors of the Company.

              (xii) Peter Whitford shall have resigned as Chief Executive Officer of the Company and shall have resigned as a member of the Board of Directors.

              (xiii) The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of shares of Class A Common Stock outstanding as of a date within five days of the Closing Date.

              (xiv) The Class A Common Stock (i) shall be designated for quotation or listed on the Principal Market and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

              (xv) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary to be obtained for the sale of the Securities.

              (xvi) The Notes, the Additional Investment Rights and the Warrants shall be listed for trading on a securities market or exchange.

              (xvii) The actions contemplated by Section 4(a)(ii) shall have been completed to each Buyer's reasonable satisfaction.

              (xviii) Any Person purchasing Securities hereunder pursuant to the exercise of the June 2004 Participation Right shall have funded its Purchase Price in full.

              (xix) The Company shall have delivered to each Buyer a schedule setting forth the details of any insurance coverage with respect to the matters set forth on SCHEDULE 3(T), and such details shall not be materially different than as disclosed to the Majority Buyers prior to the date hereof.

              (xx) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

       8. TERMINATION.

          This Agreement may be terminated at any time prior to the Closing:

          (a) by  mutual  written  agreement  of the  Company  and the  Majority
Buyers;

          (b) by the Majority Buyers, if the Company executes an agreement, letter of intent, memorandum of understanding or otherwise accepts a proposal or offer from any Person (other than the Majority Buyers) regarding any Competing Transaction;

          (c) by either the Company or the Majority Buyers if any Person shall have issued an order, decree, or ruling that permanently restrains, enjoins, or otherwise prohibits consummation of the transactions contemplated hereby;

          (d) by the Company, (A) upon a material breach of any covenant or agreement on the part of the Majority Buyers set forth in this Agreement or if any representation or warranty of the Majority Buyers set forth in this Agreement shall not be true and correct, except to the extent that such breach of a covenant or agreement or untrue or incorrect representation or warranty does not constitute a material adverse effect on the Majority Buyers, in either case such that the conditions set forth in Section 7 would not be satisfied or the representations and warranties of the Majority Buyers shall not have been true and correct in all material respects on the date hereof (a "TERMINATING BUYER BREACH"); provided, that such Terminating Buyer Breach shall not have been waived by the Company or, to the extent curable, cured within the earlier of 30 days after written notice of such Terminating Buyer Breach is given to such breaching Buyers by the Company or the Drop Dead Date (as defined below); or (B) if any condition to the Company's obligations to close at the Closing set forth in Section 6 is or becomes impossible to fulfill (other than because of the failure of the Company to comply with its obligations under this Agreement or any Transaction Document), and the Company has not waived such condition;

          (e) by the Majority Buyers, (A) upon a material breach of any covenant or agreement on the part of the Company set forth in this Agreement or if any representation or warranty of the Company set forth in this Agreement shall not be true and correct, except to the extent that such breach of a covenant or agreement or untrue or incorrect representation or warranty does not constitute a Material Adverse Effect (PROVIDED, HOWEVER, that for purposes of the foregoing, Material Adverse Effect does not include any event, circumstance or fact that does not or would not reasonably be expected to result in an Event of Default (as defined in either (A) the Senior Credit Agreement or (B) the Bridge Facility (other than such Events of Default, which are cured or waived by a waiver or amendment to the Senior Credit Agreement wherein the Senior Lenders agree to extend, in the aggregate, no more than $3 million in additional loans to the Company or increase the borrowing availability that would otherwise be available as of the date hereof to the Company)), in either case such that the conditions set forth in Section 7 would not be satisfied or the representations and warranties of the Company shall not have been true and correct in all material respects on the date hereof (a "TERMINATING COMPANY BREACH"); provided, that such Terminating Company Breach shall not have been waived by such Buyer or, to the extent curable, cured within the earlier of 30 days after written notice of such Terminating Company Breach is given to the Company by such Buyer or the Drop Dead Date; or (B) if any condition to such Buyer's obligations to close at the Closing set forth in Section 7 is or becomes impossible to fulfill (other than because of the failure of such Buyer to comply with its obligations under this Agreement or any Transaction Document), and such Buyer has not waived such condition;

          (f) by the Majority Buyers, upon any Voluntary Bankruptcy or Involuntary Bankruptcy of the Company or its Subsidiaries or any action in furtherance of any Voluntary Bankruptcy or Involuntary Bankruptcy. For the purpose of this Agreement:

                    (i) "VOLUNTARY  BANKRUPTCY"  shall mean, with respect to any
     Person, (a) an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (b) the filing of any petition or answer by such Person seeking to adjudicate it bankrupt or insolvent or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of such Person or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking, consenting to or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property, or
     (c) corporate action taken by such Person to authorize any of the actions set forth above; and

                    (ii) "INVOLUNTARY BANKRUPTCY" shall mean, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation or the filing of any such petition against such Person which order or petition shall not be dismissed within 30 days or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within 30 days; and

          (g) by either the Company or the Majority Buyers, if the Closing Date has not occurred by March 31, 2005 (the "DROP DEAD DATE").

       9. EFFECT OF TERMINATION. If this Agreement is terminated by any party pursuant to Section 8 and the transactions contemplated hereby are not consummated, this Agreement shall become null and void and of no further force and effect and there shall be no liability on the part of any party hereto (or any shareholder, director, officer, partner, employee, agent, consultant or representative of such party), except as set forth in this Section 9; PROVIDED, HOWEVER, this if this Agreement is terminated pursuant to Section 8, the Company shall remain obligated to reimburse SAC for the expenses described in Section 4(g) above; and PROVIDED, FURTHER, that any termination of this Agreement shall not relieve any party hereto from any liability for any breach of any provisions of this Agreement. This Section 9 shall survive termination of this Agreement in accordance with its terms. If this Agreement is terminated by the Company pursuant to a Terminating Buyer Breach, then the Series A Warrants shall be cancelled by the Company and shall be null and void.

       10. MISCELLANEOUS.

          (a) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (b) COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

          (c) HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

          (d) SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

          (e) ENTIRE AGREEMENT; AMENDMENTS. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, including the Exclusivity Agreement, by and between S.A.C. Capital Management, LLC and the Company, dated as November 3, 2004, and including the Confidentiality Agreement, by and between S.A.C. Capital Management, LLC and the Company, dated as of October 1, 2004, as amended on October 4, 2004, (other than the standstill provisions contained therein which shall only be superseded as of the Closing Date), and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Majority Buyers, and any amendment to this Agreement made in conformity with the provisions of this
Section 10(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes, holders of Additional Investment Rights or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

          (f) NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

              If to the Company:

                   The Wet Seal, Inc.
                   26972 Burbank
                   Foothill Ranch, California 92610
                   Telephone: (800) 735-7325
                   Facsimile: (949) 699-4825
                   Attention: Chief Executive Officer

              With a copy (for informational purposes only) to:

                   Willkie Farr & Gallagher LLP
                   787 Seventh Avenue
                   New York, New York 10019
                   Telephone: (212) 728-8288
                   Facsimile: (212) 728-8111
                   Attention: Christopher E. Manno, Esq.

                   and

                   Akin Gump Strauss Hauer & Feld LLP
                   590 Madison Avenue
                   New York, New York 10022
                   Telephone: (212) 872-1000
                   Facsimile: (212) 872-1002
                   Attention: Alan Siegel, Esq.

              If to the Transfer Agent:

                   American Stock Transfer and Trust Company
                   40 Wall Street

                   New York, New York
                   Telephone: (718) 921-8208
                   Facsimile: (718) 921-8335
                   Attention: Geraldine Zarbo

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

              With a copy (for informational purposes only) to:

                   Schulte Roth & Zabel LLP
                   919 Third Avenue
                   New York, New York 10022
                   Telephone: (212) 756-2000
                   Facsimile: (212) 593-5955
                   Attention: Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

          (g) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Majority Buyers, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes, the Additional Investment Rights and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by such Buyer of any of the Securities in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights. In addition to the foregoing, the Company acknowledges that any of the Buyers may assign and transfer some of the rights and obligations in connection with the purchase of the Securities prior to Closing to other Buyers, which Buyers shall become party hereto by execution of a signature to this Agreement and by updating of the Schedule of Buyers hereto in which case such assignee shall be deemed a Buyer for all purposes hereunder as if such assignee executed this Agreement on the date hereof. In the event that any Buyer fails to provide its Purchase Price at the Closing, SAC shall have the right to purchase such Buyer's Securities hereunder.

          (h) NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (i) PURCHASE PRICE FAILURE; PARTICIPATING BUYERS. In the event that any Buyer other than a Participating Buyer fails to provide its Purchase Price at the Closing, SAC shall be required to purchase such Buyer's Securities hereunder. In the event that any Participating Buyer fails to provide its Purchase Price at Closing (a "BREACHING PARTICIPATING BUYER"), SAC shall be entitled to pursue damages, to the same extent as the Company (and SAC shall be deemed a third party beneficiary of the Company's rights in respect thereof), caused by any Breaching Participating Buyer. In addition to the foregoing, any Breaking Participating Buyer shall be required to assign its participation for the Bridge Facility to SAC.

          (j) SURVIVAL. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 10 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

          (k) FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (l) INDEMNIFICATION. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "INDEMNITEES") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "INDEMNIFIED LIABILITIES"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 10(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

          (m) NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

          (n) REMEDIES. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

          (o) PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

          (p) INDEPENDENT NATURE OF BUYERS' OBLIGATIONS AND RIGHTS. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer, other than SAC, acknowledges that (i) Schulte Roth & Zabel LLP solely represented SAC in connection with the transaction contemplated hereby and (ii) SAC did not provide any advice in connection herewith and such Buyer's determination to participate herein was based solely on its own evaluation of the risks and merits of the investment contemplated hereby. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                                COMPANY:

                                                THE WET SEAL, INC.



                                                By: /s/ Joseph Deckop
                                                --------------------------------
                                                   Name: Joseph Deckom
                                                   Title: Interim Chief
                                                           Executive Officer

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                                BUYERS:

                                                S.A.C. CAPITAL ASSOCIATES, LLC
                                                By: S.A.C. Capital Advisors, LLC



                                                By: /s/ Peter Nussbaum
                                                --------------------------------
                                                   Name: Peter Nussbaum
                                                   Title: General Counsel

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.



                                                GMM CAPITAL, LLC


                                                By: /s/ Donald Hecht
                                                --------------------------------
                                                   Name: Donald Hecht
                                                   Title: Administrative Trustee


                                                GOLDFARB CAPITAL PARTNERS
                                                LLC

                                                By: /s/ Morris Goldfarb
                                                --------------------------------
                                                   Name: Morris Goldfarb
                                                   Title: Authorized Person


                                                /s/ Charles Phillips
                                                --------------------------------
                                                MR. CHARLES PHILLIPS

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

                                                WLSS CAPITAL PARTNERS, LLC

                                                By:/s/ Wayne S. Miller
                                                --------------------------------
                                                   Name: Wayne S. Miller
                                                   Title: Authorized Person

                                                         SCHEDULE OF BUYERS




       (1)                 (2)              (3)         (4)        (5)                    (6)        (7)                (8)

                                                   MAXIMUM      MAXIMUM
                                                   AGGREGATE    AGGREGATE
                                       AGGREGATE   PRINCIPAL    PRINCIPAL             AGGREGATE
                                       PRINCIPAL   AMOUNT OF    AMOUNT OF  NUMBER OF  NUMBER OF
                                       AMOUNT OF  ADDITIONAL    ADDITIONAL  SERIES A  ADDITIONAL             LEGAL REPRESENTATIVE'S
                   ADDRESS AND         INITIAL      SERIES A    SERIES B    WARRANT    WARRANT   PURCHASE    ADDRESS AND FACSIMILE
      BUYER      FACSIMILE NUMBER       NOTES        NOTES       NOTES      SHARES     SHARES     PRICE             NUMBER


S.A.C. Capital  c/o S.A.C. Capital                                                                        Schulte Roth & Zabel LLP
Advisors, LLC   Advisors LLC                                                                              919 Third Avenue
                72 Cummings Point Road                                                                    New York, New York
                Stanford, Connecticut                                                                     10022
                06902                                                                                     Attention: Eleazer Klein,
                Attention: General Counsel                                                                Esq.
                Facsimile: (203)890-2393                                                                  Facsimile: (212) 593-5955
                Residence: Anguila    $26 Million  $6,435,000  $3,867,500  $1,495,000 7,345,000 $25.4     Telephone: (212) 756-2376
                                                                                                Million

GMM Capital,   111 West 40th Street                                                                       Skadden, Arps, Slate,
LLC            20th Floor                                                                                 Meagher & Flom LLP
               New York, NY 10018                                                                         Four Times Square
                                                                                                          New York, NY 10036
                                                                                                          Attention: Thomas W.
                                                                                                          Greenberg, Esq.
                                                                                                          Facsimile: (917) 777-7886
                                      $7 Million   $1,732,500  $1,041,250  402,500    1,977,500  $7       Telephone: (212) 735-7886
                                                                                                 Million

Goldfarb Capital  21 Fairway Drive                                                                        Fulbright and Jaworski
Partners LLC      Mamaroneck, NY 10543                                                                    666 Fifth Avenue
                                                                                                          New York, N.Y. 10103
                                                                                                          Attention. Neil Gold, Esq
                                                                                                          Facsimile: (212) 318 3400
                                      $4.9 Million  $1,212,750 $728,875    281,750    1,384,250  $4.9     Telephone: (212) 318 3022
                                                                                                 Million
Mr. Charles      777 Park Avenue
Phillips         New York, NY 10021   $2 Million    $495,000   $297,500    115,000    565,000    $2 Million

WLSS Capital     c/o Wayne Miller        $100,000    $24,750    $14,875      5,750     28,250   $100,000  Fulbright and Jaworski
Partners, LLC    1365 York Avenue                                                                         666 Fifth Avenue
                 Apt. 26B                                                                                 New York, NY 10103
                 New York, N.Y. 10021                                                                     Attention. Neil Gold,
                                                                                                          Facsimile: (212) 318 3400
                                                                                                          Telephone: (212) 318 3022


                                                        SCHEDULE OF WARRANTS


             (1)                   (2)           (3)           (4)            (5)           (6)

                                Number of     Number of     Number of                     Aggregate
                                 Series A      Series B      Series C    Number of        Number of        Aggregate
                                 Warrant       Warrant       Warrant     Series D         Additional       Number of
            BUYER                 Shares        Shares        Shares    Warrant Shares  Warrant Shares    Warrant Shares


S.A.C. Capital Associates, LLC  1,495,000     2,210,000     2,925,000      2,210,000     7,345,000        8,840,000

GMM Capital, LLC                 402,500       595,000       787,500        595,000      1,977,500        2,380,000

Goldfarb Capital Partners LLC    281,750       416,500       551,250        416,500      1,384,250        1,666,000

Mr. Charles Phillips             115,000       170,000       225,000        170,000       565,000         680,000

WLSS Capital Partners, LLC        5,750         8,500         11,250         8,500         28,250         34,000


                                    EXHIBITS


Exhibit A-1       Form of Initial Notes
Exhibit A-2       Form of Additional Series A Notes
Exhibit A-3       Form of Additional Series B Notes
Exhibit B-1       Form of Series A Additional Investment Right Warrants
Exhibit B-2       Form of Series B Additional Investment Right Warrants
Exhibit C-1       Form of Series A Warrants
Exhibit C-2       Form of Series B Warrants
Exhibit C-3       Form of Series C Warrants
Exhibit C-4       Form of Series D Warrants
Exhibit D         Registration Rights Agreement
Exhibit E         Irrevocable Transfer Agent Instructions
Exhibit F         Form of Outside Company Counsel Opinion
Exhibit G         Form of Secretary's Certificate
Exhibit H         Form of Officer's Certificate

                                   EXHIBIT B

                           [FORM OF CONVERTIBLE NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR
(II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(C)(III) AND 18(A) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(C)(III) OF THIS NOTE.

THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY, THE LIENS AND SECURITY INTERESTS SECURING THE INDEBTEDNESS AND OTHER OBLIGATIONS INCURRED OR ARISING UNDER OR EVIDENCED BY THIS NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY WITH RESPECT TO SUCH LIENS ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT (AS THE SAME MAY BE AMENDED OR OTHERWISE MODIFIED FROM TIME TO TIME PURSUANT TO THE TERMS THEREOF, THE "SUBORDINATION AGREEMENT") DATED AS OF NOVEMBER 8, 2004 AMONG S.A.C. CAPITAL ASSOCIATES, LLC, A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF ANGUILLA, ACTING AS AGENT ("SAC") TO CERTAIN HOLDERS OF INDEBTEDNESS (COLLECTIVELY, THE "LENDERS"), THE WET SEAL, INC., A DELAWARE CORPORATION, (THE "LEAD BORROWER"), THE WET SEAL RETAIL, INC., A DELAWARE CORPORATION ("WET SEAL RETAIL"), WET SEAL CATALOG, INC., A DELAWARE CORPORATION (COLLECTIVELY, WITH WET SEAL RETAIL AND THE LEAD BORROWER, THE "COMPANIES"), WET SEAL GC, INC., A VIRGINIA CORPORATION (THE "FACILITY GUARANTOR"), AND FLEET RETAIL GROUP, INC. ("AGENT"), TO THE INDEBTEDNESS AND THE LIENS AND SECURITY INTERESTS SECURING INDEBTEDNESS (INCLUDING INTEREST) OWED BY THE COMPANIES PURSUANT TO THAT CERTAIN AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF SEPTEMBER 22, 2004 (THE "FIRST LIEN CREDIT AGREEMENT") AMONG THE COMPANIES, AGENT, BACK BAY

CAPITAL FUNDING, LLC, AS TERM LENDER, THE LENDERS FROM TIME TO TIME PARTY THERETO AND FLEET NATIONAL BANK, AS ISSUING LENDER, AND CERTAIN GUARANTEES OF THE INDEBTEDNESS EVIDENCED THEREBY, AS SUCH FIRST LIEN CREDIT AGREEMENT AND SUCH GUARANTEES HAVE BEEN AND HEREAFTER MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME AS PERMITTED UNDER THE SUBORDINATION AGREEMENT AND TO THE LIENS AND SECURITY INTERESTS SECURING INDEBTEDNESS REFINANCING THE INDEBTEDNESS UNDER SUCH AGREEMENTS AS PERMITTED BY THE SUBORDINATION AGREEMENT; AND EACH HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE SUBORDINATION AGREEMENT APPLICABLE TO THE "SUBORDINATED CREDITORS" (AS SUCH TERM IS DEFINED IN THE SUBORDINATION AGREEMENT), AS IF SUCH HOLDER WERE A SUBORDINATED CREDITOR FOR ALL PURPOSES OF THE SUBORDINATION AGREEMENT."

                               THE WET SEAL, INC.


                            SECURED CONVERTIBLE NOTE


Issuance Date:  _____________ __, 2005            Principal: U.S. $_____________

          FOR VALUE RECEIVED, The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby promises to pay to the order of S.A.C. CAPITAL ASSOCIATES, LLC or its registered assigns ("HOLDER") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "PRINCIPAL") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("INTEREST") on any outstanding Principal at a rate per annum equal to the Interest Rate (as defined below), from the date set out above as the Issuance Date (the "ISSUANCE DATE") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Convertible Note (including all Convertible Notes issued in exchange, transfer or replacement hereof, this "NOTE") is one of an issue of Convertible Notes (collectively, the "NOTES" and such other Secured Convertible Notes, the "OTHER NOTES") issued from time to time pursuant to the Securities Purchase Agreement (as defined below). Certain capitalized terms are defined in Section 28.

          (1) MATURITY. On the Maturity Date, the Holder shall surrender this Note to the Company and the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any. The "MATURITY DATE" shall be [insert date seven years from Issuance Date], as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date.

          (2) INTEREST; INTEREST RATE. Interest on this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the last day of each calendar year during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an "INTEREST DATE") with the first Interest Date being December 31, 2005. If any Interest Date is not a Business Day, Interest shall be paid on the next Business Day immediately succeeding the applicable Interest Date. Interest shall be payable on each Interest Date in cash; provided, however, that at the discretion of the Company, all or any portion of the Interest due on any Interest Date may not be paid in cash but instead may be capitalized on each such Interest Date by adding it to the outstanding Principal on this Note; provided, that, notwithstanding anything in this Note to the contrary, no Interest that has been capitalized shall become part of the Principal that can be converted into shares of Common Stock under the terms of this Note and shall not be subject to redemption on the Maturity Date ("CAPITALIZED INTEREST"). From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.

          (3) CONVERSION OF NOTES. This Note shall be convertible into shares of Class A common stock of the Company, par value $.10 per share (the "COMMON STOCK"), on the terms and conditions set forth in this Section 3.

               (a) CONVERSION RIGHT. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) in multiples of $1,000 principal amount into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share, or, at the option of the Company, the Company may pay cash to the Holder for the value of any fractional share, based on the Closing Bid Price as of the applicable Conversion Date. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the Holder and no such issue or delivery to a Person other than the Holder shall be made unless and until the Person requesting such issue and delivery has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

               (b) CONVERSION RATE. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "CONVERSION RATE").

                    (i) "CONVERSION AMOUNT" means the sum of (A) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal (other than Capitalized Interest in connection with conversions pursuant hereto, which Capitalized Interest as to the portion of the Note converted shall be extinguished) and (C) accrued and unpaid Late Charges with respect to such Principal and Interest.

                    (ii) "CONVERSION PRICE" means, as of any Conversion Date (as defined below) or other date of determination, and subject to adjustment as provided herein, $_____1, subject to adjustment as provided herein.

               (c) MECHANICS OF CONVERSION.

                    (i) OPTIONAL CONVERSION. To convert any Conversion Amount into shares of Common Stock on any date (a "CONVERSION DATE"), the Holder shall
(A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as EXHIBIT I (the "CONVERSION NOTICE") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first Business Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the second Business Day following the date of receipt of a Conversion Notice (the "SHARE DELIVERY DATE"), the Company shall (X) provided the Transfer Agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities
Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If this Note is physically surrendered for conversion as required by
Section 3(c)(iii) and the outstanding Principal of this Note is greater than the

----------------------------------------
1        Insert in Initial Notes, $1.50

Insert in Additional Series A Notes, $1.65, or in the event that such Additional Series A Notes are issued pursuant to a Forced Exercise of the Series A Additional Investment Right Warrants, the lesser of $1.65 and the arithmetic average of the volume weighted average price of the Common Stock over the five consecutive trading days ending on the third trading day prior to the date of issuance pursuant to such forced exercise.

Insert in Additional Series B Notes, $1.75, or in the event that such Additional Series B Notes are issued pursuant to a Forced Exercise of the Series B Additional Investment Right Warrants, the lesser of $1.75 and the arithmetic average of the volume weighted average price of the Common Stock over the five consecutive trading days ending on the third trading day prior to the date of issuance pursuant to such forced exercise.

Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder a new Note (in accordance with Section 18d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

                    (ii) COMPANY'S FAILURE TO TIMELY CONVERT. If the Company shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the date which is five Business Days after the Conversion Date (a "CONVERSION FAILURE"), then
(A) the Company shall pay damages to the Holder for each date of such Conversion Failure in an amount equal to 1.5% of the product of (I) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; PROVIDED that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such Holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate
(and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

                    (iii) BOOK-ENTRY. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this
Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting physical surrender and reissue of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

                    (iv) PRO RATA CONVERSION; DISPUTES. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 23

               (d) LIMITATIONS ON CONVERSIONS. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION
LIMITATION") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-K, 10-Q or Form 8-K, as the case may be (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of Notes.

          (4) RIGHTS UPON EVENT OF DEFAULT.

               (a) EVENT OF DEFAULT. Each of the following events shall constitute an "EVENT OF DEFAULT":

                    (i) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is 60 days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

                    (ii) the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;

                    (iii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of shares of Common Stock within ten (10) Business Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of Common Stock that is tendered in accordance with the provisions of the Notes;

                    (iv) at any time following the tenth consecutive Business Day that the Holder's Authorized Share Allocation is less than the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

                    (v) the Company's failure to pay to the Holder any amount of Principal, Interest (if not capitalized), Late Charges or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby to which the Holder is a party, except, in the case of a failure to pay Interest, Late Charges and such other amounts (other than Principal) when and as due, in which case only if such failure continues for a period of at least three Business Days;

                    (vi) (A) any of the Company or any of its Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness when and as the same shall become due and payable (after giving effect to the expiration of any grace or cure period set forth therein) or (B) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after giving effect to the expiration of any grace or cure period set forth therein) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

                    (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "BANKRUPTCY LAW"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "CUSTODIAN"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

                    (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;

                    (ix) a final judgment or judgments for the payment of money are rendered against the Company or any of its Subsidiaries or any settlements requiring payment of money by the Company or any of its Subsidiaries aggregating in excess of $1,000,000 and, in the case of judgments, which judgments are not, within 60 days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; PROVIDED, however, that any judgment or settlement which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment or settlement is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment or execution of such settlement;

                    (x) any representation or warranty made by the Company in any Transaction Document shall have been incorrect in a material way when made;

                    (xi) the  Company  breaches  any  covenant  or other term or
condition  of  any  Transaction   Document  (other  than  covenants,   terms  or
conditions, the breach of which constitutes an "Event of Default" under any other subsection of this Section 4(a)), except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least fifteen consecutive days;

                    (xii) any breach or failure  in any  respect to comply  with
Section 14 of this Note; or

                    (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

               (b) REDEMPTION RIGHT. Promptly after the occurrence of an Event of Default, the Company shall deliver written notice thereof via facsimile and overnight courier (an "EVENT OF DEFAULT NOTICE") to the Holder. At any time after the earlier of (i) the Holder's receipt of an Event of Default Notice and
(ii) the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "EVENT OF DEFAULT REDEMPTION NOTICE") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Closing Sale Price of the Common Stock on the date immediately preceding such Event of Default (the "EVENT OF DEFAULT REDEMPTION PRICE"). Redemptions required by this
Section 4(b) shall be made in accordance with the provisions of Section 11.

          (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

               (a) ASSUMPTION. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents and, to the extent still in effect, the Subordination Agreement, in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Company's Common Stock (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental

Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

               (b) REDEMPTION RIGHT. No sooner than 15 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "CHANGE OF CONTROL NOTICE"). At any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control (or, in the event a Change of Control Notice is not delivered at least 10 days prior to a Change of Control, at any time on or after the date which is 10 days prior to a Change of Control and ending 10 days after the consummation of such Change of Control), the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("CHANGE OF CONTROL REDEMPTION NOTICE") to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the Closing Sale Price of the Common Stock on the Business Day on which the first public announcement of such proposed Change of Control is made by (B) the Conversion Price and (ii) 125% of the Conversion Amount being redeemed (the "CHANGE OF CONTROL REDEMPTION PRICE"). Redemptions required by this Section 5 shall be made in accordance with the provisions of
Section 11 and shall have priority to payments to shareholders in connection with a Change of Control.

          (6) RIGHTS  UPON  ISSUANCE  OF  PURCHASE  RIGHTS  AND OTHER  CORPORATE
EVENTS.

               (a) PURCHASE RIGHTS. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all record holders of any class of Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b)  OTHER   CORPORATE   EVENTS.   In  addition  to  and  not  in
substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Note, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

          (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

               (a) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF COMMON STOCK. If and whenever on or after the Subscription Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 7(a)(i), the "lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange or exercise of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance of sale of such

Convertible  Securities  for such  price per  share.  For the  purposes  of this
Section 7(a)(ii), the "price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Closing Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the

Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b)   ADJUSTMENT  OF  CONVERSION   PRICE  UPON   SUBDIVISION   OR
COMBINATION OF COMMON STOCK. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

               (d) THIS NOTE DEEMED OUTSTANDING. If during the period beginning on and including the Subscription Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with
Section 7(a) would have been deemed to have entered into (had this Note been outstanding at such time), any Dilutive Issuance or if any of the events or actions contemplated by Sections 7(b) or (c) shall have occurred, then solely for purposes of determining any adjustment under this Section 7 as a result of such Dilutive Issuance, deemed Dilutive Issuance, action or event, this Note shall be deemed to have been outstanding at the time of each such Dilutive Issuance, deemed Dilutive Issuance, action or event.

          (8) SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Security Agreements (as defined in the Securities Purchase Agreement) and subject to the Subordination Agreement.

          (9) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

          (10) RESERVATION OF AUTHORIZED SHARES.

               (a) RESERVATION. The Company initially shall reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved of the previous sentence (without regard to any limitations on conversions) (the "REQUIRED RESERVE AMOUNT"). The initial number of shares of Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the "AUTHORIZED SHARE ALLOCATION"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

               (b) INSUFFICIENT AUTHORIZED SHARES. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "AUTHORIZED SHARE FAILURE"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal.

          (11) HOLDER'S REDEMPTIONS.

               (a) MECHANICS. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five Business Days after the Company's receipt of such notice otherwise. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice,
(x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 18(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

               (b) REDEMPTION BY OTHER HOLDERS. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "OTHER
REDEMPTION NOTICE"), the Company shall immediately forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the period beginning on and including the date which is three Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven Business Day period.

          (12) RESTRICTION ON REDEMPTION AND CASH DIVIDENDS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

          (13) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law, including but not limited to the General Corporate Law of the State of Delaware, and as expressly provided in this Note.

          (14) RANK; ADDITIONAL INDEBTEDNESS; LIENS.

               (a) RANK. All payments due under this Note (a) shall rank PARI PASSU with all Other Notes, (b) shall rank subordinate to the Existing Senior Indebtedness in accordance with and subject to the terms of the Subordination Agreement and (c) shall be senior to all other Indebtedness of the Company and its Subsidiaries.

               (b) INCURRENCE OF INDEBTEDNESS. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) Permitted Indebtedness.

               (c) EXISTENCE OF LIENS. So long as this Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "LIENS") other than Permitted Liens.

               (d) RESTRICTED PAYMENTS. The Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than the Existing Senior Indebtedness), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

          (15) PARTICIPATION. The Holder, as the holder of this Note, shall be entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if the Holder had converted this Note into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock

          (16) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes.

          (17) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.

          (18) REISSUANCE OF THIS NOTE.

               (a) TRANSFER. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 18(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) and this Section 18(a), following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

               (b) LOST, STOLEN OR MUTILATED NOTE. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal.

               (c) NOTE EXCHANGEABLE FOR DIFFERENT DENOMINATIONS. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 18(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

               (d) ISSUANCE OF NEW NOTES. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 18(a) or Section 18(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

          (19) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as provided in the Subordination Agreement or otherwise expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          (20) PAYMENT OF COLLECTION,  ENFORCEMENT  AND OTHER COSTS. If (a) this
Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

          (21) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers (as defined in the Securities Purchase Agreement) and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

          (22) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

          (23) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the arithmetic calculation of the Conversion

Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one Business Day of receipt of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price or the Closing Sale Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          (24) NOTICES; PAYMENTS.

               (a) NOTICES. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

               (b) PAYMENTS. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest and other amounts for which a late charge or penalty is otherwise provided in the relevant Transaction Document in respect thereof, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of 18% per annum from the date such amount was due until the same is paid in full ("LATE CHARGE").

          (25) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note has been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

          (26) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

          (27) GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          (28) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CHANGE OF CONTROL" means any Fundamental Transaction other than (A) a Fundamental Transaction in which holders of the Company's voting power immediately prior to the Fundamental Transaction continue after the Fundamental Transaction to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal

Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CLOSING DATE" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

               (g) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

               (h) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (i) "EXCLUDED SECURITIES" means any Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (iv) upon conversion of any Options or Convertible
Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible
Securities  are not  amended,  modified or changed on or after the  Subscription
Date.

               (j) "EXISTING SENIOR INDEBTEDNESS" means the Indebtedness of the Company and its Subsidiaries at any time outstanding under the Amended and Restated Credit Agreement (as amended, modified, supplemented or restated and in effect from time to time, the "SENIOR CREDIT AGREEMENT"), dated as of September 22, 2004, among the Company, certain affiliates of the Company (together with the Company, the "BORROWERS"), Wet Seal GC, Inc. (the "GUARANTOR"), Fleet Retail Group, Inc., Fleet National Bank (together with Fleet Retail Group, Inc., the "REVOLVING CREDIT LENDERS") and Back Bay Capital Funding LLC, including any refinancing thereof.

               (k) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of either the outstanding shares of Common Stock or the outstanding shares of Class B Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Closing Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the Closing Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (l) "GAAP" means United States generally accepted accounting principles, consistently applied.

               (m) "HEDGING AGREEMENT" means any interest rate protection agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement designed to hedge against fluctuations in interest rates or foreign exchange rates.

               (n) "INTEREST RATE" means [ ]2, subject to adjustment pursuant to
Section 2.

               (o) "OPTIONS" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

               (p) "MATERIAL INDEBTEDNESS" means Indebtedness (other than the Notes and the Other Notes) of the Company or any one or more of its Subsidiaries in an aggregate principal amount exceeding $5,000,000. For purposes of determining the amount of Material Indebtedness at any time, the "PRINCIPAL AMOUNT" of the obligations in respect of any Hedging Agreement at such time shall be the maximum aggregate amount that the Company and/or one or


-------------------------------------
2 The Federal mid-term rate as defined in Section 1274(d) of the Internal Revenue Code for debt obligations with annual compounding periods as specified by the Internal Revenue Service for the month in which the Note is issued.

more of its Subsidiaries would be required to pay if such Hedging Agreement were terminated at that time.

               (q) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

               (r)   "PERMITTED   INDEBTEDNESS"   means  the   Existing   Senior
Indebtedness and any other Indebtedness expressly permitted under the Senior Credit Agreement, as in effect on the Subscription Date.

               (s) "PERMITTED LIENS" means any "Permitted Encumbrance" under the Senior Credit Agreement, as in effect on the Subscription Date.

               (t) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (u) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (v) "REDEMPTION PREMIUM" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vii) and (x) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(viii) - (ix), 100%.

               (w) "REGISTRATION RIGHTS AGREEMENT" means that certain registration rights agreement between the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

               (x) "REQUIRED HOLDERS" means the holders of Notes representing at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

               (y) "SEC" means the United States Securities and Exchange Commission.

               (z) "SECURITIES PURCHASE AGREEMENT" means that certain securities purchase agreement dated the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.

               (aa) "SUBORDINATION AGREEMENT" means that certain Subordination Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof), dated as of November 8, 2004, among S.A.C. Capital Associates, LLC, a limited liability company organized under the laws of Anguilla, acting as agent to certain holders of Indebtedness, the Company, The Wet Seal Retail, Inc., a Delaware corporation, Wet Seal Catalog, Inc., a Delaware corporation, Wet Seal GC, Inc., a Virginia corporation and Fleet Retail Group, Inc.

               (bb) "SUBSCRIPTION DATE" means November 8, 2004.

               (cc) "SUCCESSOR ENTITY" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

               (dd) "TRADING DAY" means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

               (ee) "WARRANTS" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.



                            [Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.


                                               THE WET SEAL, INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:

                                    EXHIBIT I

                               THE WET SEAL, INC.
                               CONVERSION NOTICE

Reference is made to the Convertible Note (the "NOTE") issued to the undersigned by The Wet Seal, Inc. (the "COMPANY"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Class A Common Stock par value $.10 per share (the "COMMON STOCK"), as of the date specified below.



        Date of Conversion:
                           -----------------------------------------------------
        Aggregate Conversion Amount to be converted:
                                                    ----------------------------
Please confirm the following information:

        Conversion Price:
                         -------------------------------------------------------
        Number of shares of Common Stock to
        be issued:
                  --------------------------------------------------------------


Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's affiliates) of a number of shares of Common Stock which exceeds the maximum percentage of the total outstanding shares of Common Stock as determined pursuant to the provisions of Section 3(d) of the Note.

Please issue the Common Stock into which the Note is being converted in the following name and to the following address:

         Issue to:
                  --------------------------------------------------------------

                  --------------------------------------------------------------

                  --------------------------------------------------------------

         Facsimile Number:
                          ------------------------------------------------------

         Authorization:
                       ---------------------------------------------------------

                By:
                   -------------------------------------------------------------

                Title:
                      ----------------------------------------------------------

Dated:
     ---------------------------------------------------------------------------

         Account Number:
                        --------------------------------------------------------
           (if electronic book entry transfer)

         Transaction Code Number:
                                 -----------------------------------------------
           (if electronic book entry transfer)

                                 ACKNOWLEDGMENT

          The Company hereby acknowledges this Conversion Notice and hereby directs American Stock Transfer and Trust Company to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated ___________ __, 2004 from the Company and acknowledged and agreed to by American Stock Transfer and Trust Company.


                                               THE WET SEAL, INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:

                                   EXHIBIT C

                   FORM OF ADDITIONAL INVESTMENT RIGHT WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                SERIES [A][B] ADDITIONAL INVESTMENT RIGHT WARRANT

Series [A][B] Additional Investment Right Warrant -No.: __________ Principal Amount of Additional Notes: __________
Date of Issuance:  ___, 2005 ("ISSUANCE DATE")

The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for value received, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC][OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below to purchase from the Company, at the Exercise Price (as defined below) then in effect, at any time or times on or after the date hereof, but not after 11:59 P.M., New York Time, on the Expiration Date (as defined below), up to a total of $ ______(1), in principal amount of Additional Series [A][B] Notes (as defined in the Securities Purchase Agreement (as defined below)). Except as otherwise defined herein, capitalized terms in this Additional Investment Right Warrant shall have the meanings set forth in Section 12 or in that certain Securities Purchase Agreement, dated as of November 9, 2004, by and among the Company and the buyers referred to therein, including the Holder (the "SECURITIES PURCHASE AGREEMENT"). This Series [A][B] Additional Investment Right Warrant (including all Series [A][B] Additional Investment Right Warrants issued in exchange, transfer or replacement hereof, each an "AIR" and collectively, the "AIRs") is one of the Additional Investment Right Warrants (as defined in the Securities Purchase Agreement) issued pursuant to Section 1 of the Securities Purchase Agreement.

         1. EXERCISE OF AIR.

----------------------
1 Insert an amount up to the amount set forth opposite such Buyer's name in column [4][5] of the Schedule of Buyers set forth in the Securities Purchase Agreement.

       (a) Mechanics of Exercise. Subject to the terms and conditions hereof, this AIR may be exercised by the Holder hereof in amounts equal to at least 10% of the Principal Amount of Additional Notes set forth in the heading hereto (or the entire remaining, unexercised portion of this AIR if less) on any day beginning after the date hereof and ending on and including the date which is _____ (2) (the "EXPIRATION DATE"), in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the "EXERCISE NOTICE"), of such Holder's election to exercise this AIR and (ii) payment to the Company of an amount equal to $1.00 for each $1.00 of principal amount of Additional Series [A][B] Notes as to which this AIR is being exercised (the "EXERCISE PRICE") in cash or wire transfer of immediately available funds. The date the Exercise Notice and the Exercise Price are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "EXERCISE DATE." The Holder of this AIR shall not be required to deliver the original AIR in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Additional Series [A][B] Notes shall have the same effect as cancellation of the original AIR and issuance of a new AIR evidencing the right to purchase the remaining principal amount of Additional Series [A][B] Notes. On or before the first Business Day following the Exercise Date, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Notice and the Exercise Price to the Holder hereof. On or before the third Business Day following the Exercise Date, the Company shall issue and deliver to the address as specified in the Exercise Notice an Additional Series [A][B] Note, for the account of such Buyer as such Buyer shall instruct, in the principal amount as to which the Holder of this AIR is entitled pursuant to such exercise. On the Exercise Date, the Holder of this AIR shall be deemed for all corporate purposes to have become the Holder of record of the Additional Series [A][B] Note with respect to which this AIR has been exercised, irrespective of the date of delivery of such Additional Note. Upon surrender of this AIR to the Company following one or more partial exercises, the Company shall as soon as practicable and in no event later than three Business Days after receipt of the AIR and at its own expense, issue a new AIR (in accordance with Section 4(d)) representing the right to purchase the principal amount of Additional Series [A][B] Notes purchasable immediately prior to such exercise under this AIR, less the principal amount of Additional Series [A][B] Notes with respect to which this AIR is exercised. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Additional Series [A][B] Notes upon exercise of this AIR.

       (b) Company's Failure to Timely Deliver Additional Notes. If the Company shall fail for any reason or for no reason to issue or cause to be issued to the Holder within three (3) Business Days of the Exercise Date, Additional Notes, the Company shall pay as additional damages in cash to such Holder on each day after such third Business Day that the issuance of such Additional Notes is not timely effected an amount equal to 1.5% of the principal amount of the Additional Notes into which this AIR is exercisable.

       (c) Absolute and Unconditional Obligation. The Company's obligations to issue and deliver Additional Notes in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, the recovery of any judgment against any Person or any action to enforce the same, or any setoff,

----------------------
2 Insert for Series A Addition Investment Right Warrants five years from Issuance Date; Insert for Series B Additional Investment Right Warrants three years from Issuance Date.

counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver Additional Notes upon exercise of the AIR as required pursuant to the terms hereof.

       (d) Forced Exercise By Company.

           (i) Notwithstanding the foregoing, if at any time from and after the ____3 and prior to the thirty-six month anniversary of the Issuance Date, the Conditions to Forced Exercise (as defined below) shall have been satisfied on each day during the period commencing on the Forced Exercise Notice Date and ending on the Forced Exercise Date (each, as defined below), the Company shall have the right to require the Holder to exercise all or a portion of this AIR as designated in the Forced Exercise Notice (as defined below) into Series [A][B] Additional Notes in accordance with Section 1(a) hereof at the Forced Exercise Price (as defined below) as of the Forced Exercise Date (as defined below) (a "FORCED EXERCISE"). The Company may exercise its right to require exercise under this Section 1(d) by delivering within not more than two (2) Trading Days following the end of the applicable Measuring Period (as defined below) a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of AIRs and the Transfer Agent (the "FORCED EXERCISE NOTICE" and the date all of the holders received such notice by facsimile is referred to as the "FORCED EXERCISE NOTICE DATE"). The Forced Exercise Notice shall be irrevocable. The Company shall make a public announcement with respect to the Forced Exercise Notice on the Forced Exercise Notice Date. The Forced Exercise Notice shall state (i) the Business Day selected for the Forced Exercise, which Business Day shall be at least twenty (20) Business Days but not more than forty (40) Business Days following the Forced Exercise Notice Date (the "FORCED EXERCISE DATE"), and (ii) the amount of Additional Series [A][B] Notes for which such Forced Exercise shall be applicable. Upon a Forced Exercise, the Holder shall be deemed to have delivered an Exercise Notice pursuant to Section 1(a) and the Holder shall be deemed to have delivered the Exercise Delivery Documents as provided in Section 1(a) on the Forced Exercise Notice Date.

           (ii) If the Company elects to cause a Forced Exercise of any portion of this AIR pursuant to Section 1(d)(i), then it must simultaneously take the same action in the same proportion with respect to the other Series [A][B] Additional Investment Rights Warrants which provide for the Company's right to a Forced Exercise. If the Company has elected a Forced Exercise, the mechanics of exercise set forth in Section 1(a) shall apply, to the extent applicable, as if the Company had received from the Holder on the Forced Exercise Date the Exercise Delivery Documents.

           (iii)      For  purposes  of  this  Section   1(d),   the   following
definitions shall apply:

----------------
3 Insert for Series A Additional Investment Right Warrants six months from Issuance Date; Insert for Series B Additional Investment Right Warrants twelve months from Issuance Date.

               (A) ""CONDITIONS TO FORCED EXERCISE" means that each of the following conditions have been met: (i) on each day during the period beginning three (3) months prior to the applicable Forced Exercise Date (such period, the "MEASURING PERIOD"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (each as defined in the Registration Rights Agreement) or (y) all shares of Common Stock issuable upon conversion of the Series [A][B] Additional Notes shall be eligible for sale under Rule 144(k); (ii) on each day during the Measuring Period, the Class A Common Stock is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than one (1) day and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Notes and any other Transaction Documents; (iv) during the Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction (as defined in the Notes) which has not been abandoned, terminated or consummated or
(B) an Event of Default under the Notes or an event that with the passage of time or giving of notice would constitute an Event of Default under the SPA Securities; (v) the Company shall have no knowledge of any fact that would cause any one of the following: (vi) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any shares of Class A Common Stock issuable upon conversion of the SPA Securities not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; and (vii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document.

         2. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation or through any Fundamental Transaction, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this AIR, and will at all times in good faith carry out all the provisions of this AIR and take all action as may be required to protect the rights of the Holder of this AIR.

         3. REISSUANCE OF AIRS.

            (a) Transfer of AIR. If this AIR is to be transferred, the Holder shall surrender this AIR to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder of this AIR a new AIR (in accordance with Section 3(d)), registered as the Holder of this AIR may request, representing the right to purchase the principal amount of Additional Notes being transferred by the Holder and, if less then the total number of Additional Notes then underlying this AIR is being transferred, a new AIR (in accordance with Section 3(d)) to the Holder of this AIR representing the right to purchase the principal amount of Additional Notes not being transferred.

            (b) Lost, Stolen or Mutilated AIR. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this AIR, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder of this AIR to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this AIR, the Company shall execute and deliver to the Holder a new AIR (in accordance with Section 3(d)) representing the right to purchase the principal amount of Additional Notes then underlying this AIR.

            (c) AIR Exchangeable for Multiple AIRs. This AIR is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new AIR or AIR (in accordance with Section 3(d)) representing in the aggregate the right to purchase the principal amount of Additional Notes then underlying this AIR, and each such new AIR will represent the right to purchase such principal amount of such Additional Notes as is designated by the Holder of this AIR at the time of such surrender.

            (d) Issuance of New AIR. Whenever the Company is required to issue a new AIR pursuant to the terms of this AIR, such new AIR (i) shall be of like tenor with this AIR, (ii) shall represent, as indicated on the face of such new AIR, the right to purchase the principal amount of Additional Notes then underlying this AIR (or in the case of a new AIR being issued pursuant to Section 4(a) or Section 4(c), the principal amount of Additional Notes designated by the Holder of this AIR which, when added to the principal amount of Additional Notes underlying the other new AIR issued in connection with such issuance, does not exceed the principal amount of Additional Notes then underlying this AIR), (iii) shall have an issuance date, as indicated on the face of such new AIR which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this AIR.

         4. COVENANTS. Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York Time, on the second Business Day following each Exercise Date, the Company shall file a Current Report on Form 8-K describing the terms of the transactions contemplated by the exercise of this AIR in the form required by the 1934 Act. On the Exercise Date, the Company shall inform any exercising Holder whether or not the representations and warranties of the Company set forth in the Securities Purchase Agreement are true and correct as of such Exercise Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents (as defined in the Securities Purchase Agreement) to be performed, satisfied or complied with by the Company at or prior to such Exercise Date.

         5. NOTICES. Whenever notice is required to be given under this AIR, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder of this AIR with prompt written notice of all actions taken pursuant to this AIR, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder of this AIR at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any grants, issues or sales of any Options (as defined in the Additional Notes), Convertible Securities (as defined in the Additional Notes) or rights to purchase stock, warrants, securities or other property to Holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Holder.

         6. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this AIR may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any AIRs or decrease the principal amount of Additional Notes obtainable upon exercise of any AIRs without the written consent of the Holder of this AIR. No such amendment shall be effective to the extent that it applies to less than all of the Holders of the AIRs then outstanding.

         7. GOVERNING LAW. This AIR shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this AIR shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

         8. CONSTRUCTION; HEADINGS. This AIR shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this AIR are for convenience of reference and shall not form part of, or affect the interpretation of, this AIR.

         9. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this AIR shall be cumulative and in addition to all other remedies available under this AIR, the Securities Purchase Agreement and the other Transaction Documents (as defined in the Securities Purchase Agreement), at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder of this AIR to pursue actual damages for any failure by the Company to comply with the terms of this AIR. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder of this AIR and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder of this AIR shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

         10. TRANSFER. This AIR may be offered for sale, sold, transferred or assigned without the consent of the Company.

         11. CERTAIN DEFINITIONS. For purposes of this AIR, the following terms shall have the following meanings:

          (a) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

          (b) "COMMON STOCK" means (i) the Company's common stock, par value $0.10 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

          (c) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (d)     "REGISTRATION    RIGHTS    AGREEMENT"   means    that  certain
registration rights agreement dated as of the Closing Date (as defined in the Securities Purchase Agreement) by and among the Company and the Purchasers.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Company has caused this AIR to be duly executed as of the Issuance Date set out above.



                                              THE WET SEAL, INC.


                                              By: /s/ Joseph Deckop
                                                 -------------------------------
                                                 Name: Joseph Deckop
                                                 Title: Interim Chief Executive
                                                        Officer

                                                                       EXHIBIT A

                                EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                      ADDITIONAL INVESTMENT RIGHT WARRANTY

                               THE WET SEAL, INC.

To:      Wet Seal

          The undersigned is the holder of Series [A][B] Additional Investment Right Warranty No. _____ (the "AIR") issued by The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the AIR.

          1. The AIR is currently exercisable to purchase a total of $_______ principal amount of Additional Series [A][B] Notes.

          2. The undersigned holder hereby exercises its right to purchase $_______ principal amount of Additional Series [A][B] Notes pursuant to the AIR.

          3. The holder shall pay the sum of $___________________ to the Company in accordance with the terms of the AIR.

          4.    Pursuant to this  exercise, the  Company shall  deliver  to  the
holder  $_______   principal   amount  of  Additional  Series  [A][B]  Notes  in
accordance with the terms of the AIR.

          5. Following this exercise, the AIR shall be exercisable to purchase a total of $_______ principal amount of Additional Series [A][B] Notes.


          Please issue the Additional Series [A][B] Notes in the following name and to the following address:

         Issue to:
                   ----------------------------------------------------

                   ----------------------------------------------------

                   ----------------------------------------------------

Date: _______________ __, ______



---------------------------------------
   Name of Registered Holder


By:
   ------------------------------------
   Name:
   Title:

                               FORM OF ASSIGNMENT

             [To be completed and signed only upon transfer of AIR]

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within AIR to purchase $________ principal amount of Additional Series [A][B]
Notes of The Wet Seal, Inc. to which the within AIR relates and appoints ________________ attorney to transfer said right on the books of The Wet Seal, Inc. with full power of substitution in the premises.



Dated: _______________ __, ______


                                        ----------------------------------------
                                        (Signature must conform in  all respects
                                         to name of holder as specified  on  the
                                         face of the AIR)

                                        ----------------------------------------
                                        Address of Transferee

                                        ----------------------------------------

                                        ----------------------------------------


In the presence of:


----------------------------------------

                                   EXHIBIT D

                                 FORM OF WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:
             --------------
Number of Shares of Class A Common Stock:
                                         -------------
Date of Issuance: [November 9, 2004] [_________ __, 2005]1 ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ______________ (_____________)2

-------------------------------
1 THE SERIES A WARRANTS WILL BE ISSUED UPON EXECUTION OF THE SECURITIES PURCHASE AGREEMENT (SUCH WARRANTS, THE "COMMITMENT WARRANTS"). ALL OTHER WARRANTS WILL BE ISSUED UPON RECEIPT OF STOCKHOLDER APPROVAL (AS DEFINED IN THE SECURITIES PURCHASE AGREEMENT).

2   INSERT HOLDER'S  PORTION OF SERIES A WARRANTS SET FORTH IN COLUMN (2) ON THE
SCHEDULE OF WARRANTS TO THE SECURITIES PURCHASE AGREEMENT (AGGREGATE SERIES A WARRANTS IS 2,300,000 SHARES).

    INSERT HOLDER'S PORTION OF EACH OF B, C AND D WARRANTS SET FORTH IN COLUMN (3), (4) AND (5) RESPECTIVELY ON THE SCHEDULE OF BUYERS TO THE SECURITIES PURCHASE AGREEMENT (AGGREGATE WARRANTS IS 13,600,000 SHARES:
    SERIES A WARRANTS - EXERCISABLE INTO 2,300,000 SHARES OF COMMON STOCK, SERIES B WARRANTS - EXERCISABLE INTO 3,400,000 SHARES OF COMMON STOCK
fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA WARRANTS") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of November 9, 2004 (the "SUBSCRIPTION DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

         1. EXERCISE OF WARRANT.

            (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION 1(F)), this Warrant may be exercised by the Holder on any day on or after [_________ ___, ______] [the Issuance Date]3, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii)
(A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(D)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (II)(A) above or notification to the Company of a Cashless

----------------------------------
       SERIES C WARRANTS - EXERCISABLE INTO 4,500,000 SHARES OF COMMON STOCK SERIES D WARRANTS - EXERCISABLE INTO 3,400,000 SHARES OF COMMON STOCK).

3      INSERT  FOR  COMMITMENT  WARRANTS,   THE  EARLIER  OF (X) THE  RECEIPT OF
STOCKHOLDER APPROVAL AND (Y) MAY 9, 2005.

       INSERT FOR ALL OTHER WARRANTS, THE ISSUANCE DATE.

Exercise referred to in SECTION 1(D), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(A) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

             (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $______4, subject to adjustment as provided herein.

             (c)  COMPANY'S  FAILURE TO TIMELY  DELIVER  SECURITIES.  Subject to
SECTION 1(F), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(A). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common

------------------------
4 EXERCISE PRICE FOR WARRANTS IS AS FOLLOWS: $1.75("SERIES A WARRANTS"); $2.25 ("SERIES B WARRANTS"); $2.50 ("SERIES C WARRANTS"); $2.75 ("SERIES D WARRANTS").

Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

          (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

          Net Number = (A X B) - (A X C)
                       ----------------
                                   B

          For purposes of the foregoing formula:

               A= the total number of shares with respect to which this Warrant is then being exercised.

               B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

               C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

          (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

          (f) LIMITATIONS ON EXERCISES.

               (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common

Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA
Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

               (ii) [PRINCIPAL MARKET REGULATION. The Company shall not be obligated to issue any shares of Class A Common Stock upon exercise of this Warrant if the issuance of such shares of Class A Common Stock would exceed that number of shares of Class A Common Stock which the Company may issue upon exercise of this Warrant (including, as applicable, any shares of Class A Common Stock issued upon conversion or exercise of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "EXCHANGE CAP"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of shares of Class A Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, shares of Class A Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of shares of Class A Common Stock issued to such Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of shares of Class A Common Stock issued to the Buyers pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the "EXCHANGE CAP ALLOCATION"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of shares of Class A Common Stock which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of shares of Class A Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the shares of Class A Common Stock underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this
SECTION 1(F)(II), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise. ]5

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(A), the following shall be applicable:

                   (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(A)(I), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such

---------------------------------
5   INSERT IN COMMITMENT WARRANTS ONLY.

Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

               (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(A)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(A), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

               (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(A)(III), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(A) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

               (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION EVENT"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

               (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (vi) [INSERT IN ALL WARRANTS OTHER THAN COMMITMENT WARRANTS: THIS WARRANT DEEMED OUTSTANDING. If during the period beginning on and including the Subscription Date and ending on the date immediately preceding the Issuance Date, the Company entered into, or in accordance with Section 2(a) would have been deemed to have entered into (had this Warrant been outstanding at such time), any Dilutive Issuance, then solely for purposes of determining any adjustment under this Section 2(a) as a result of such Dilutive Issuance or deemed Dilutive Issuance, this Warrant shall be deemed to have been outstanding at the time of each such Dilutive Issuance or deemed Dilutive Issuance.]

          (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION 2(B) shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(C) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

     3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

          (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

          (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b).

     4.   PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

          (a)  PURCHASE  RIGHTS.  In  addition  to any  adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

          (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(B) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

     5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

     6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this SECTION 6, the Company shall provide the

Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

     7.   REISSUANCE OF WARRANTS.

          (a) TRANSFER OF WARRANT. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(D)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(D)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

          (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the Warrant Shares then underlying this Warrant.

          (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(D)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

          (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(A) or SECTION 7(C), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

     8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the

Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

     9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

     10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

     11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

     12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the
Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

     13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

     15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

         (b) "BLOOMBERG" means Bloomberg Financial Markets.

         (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

         (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

         (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to
SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

          (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

          (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

          (h) "EXPIRATION DATE" means [___________]6 or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

          (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities; (iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

          (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such
___________________________
6 FOR SERIES A AND B WARRANTS, INSERT DATE THAT IS 4 YEARS FROM ISSUANCE DATE. FOR SERIES C AND D WARRANTS, INSERT DATE THAT IS 5 YEARS FROM ISSUANCE DATE.

Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Subscription Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 662/3% of the directors then still in office who were either directors on the Subscription Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

          (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

          (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

          (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

          (o) "REGISTRATION RIGHTS AGREEMENT" means that certain registration rights agreement by and among the Company and the Buyers.

          (p) "REQUIRED   HOLDERS"  means  the   holders  of  the  SPA  Warrants
representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

          (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase Agreement.

          (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

          (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.


                                        THE WET SEAL, INC.


                                        By: ---------------------------------
                                        Name:
                                        Title:

                                                                    EXHIBIT A

                                 EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

           The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

                      a "CASH EXERCISE" with respect to ________ Warrant Shares; ----------- and/or a "CASHLESS EXERCISE" with respect to __________ Warrant ----------- Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______


-------------------------------
Name of Registered Holder


By: ---------------------------
    Name:
    Title:

                                 ACKNOWLEDGMENT


     The Company hereby acknowledges this Exercise Notice and hereby directs Wells Fargo Bank, N.A. to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated November __, 2004 from the Company and acknowledged and agreed to by Wells Fargo Bank, N.A.

                                               THE WET SEAL, INC.



                                               By:------------------------------
                                                  Name:
                                                  Title:

                                   EXHIBIT E

                            FORM OF SERIES A WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                               THE WET SEAL, INC.

                    WARRANT TO PURCHASE CLASS A COMMON STOCK

Warrant No.:
             --------------
Number of Shares of Class A Common Stock:
                                         -------------
Date of Issuance: November 9, 2004 ("ISSUANCE DATE")

          The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [S.A.C. CAPITAL ASSOCIATES, LLC] [OTHER BUYERS], the registered holder hereof or its permitted assigns (the "HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Class A Common Stock (including any Warrants to Purchase Class A Common Stock issued in exchange, transfer or replacement hereof, the "WARRANT"), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York Time, on the Expiration Date (as defined below), ____________ (______________)(1) fully paid nonassessable shares of Class A Common Stock (as defined below) (the "WARRANT SHARES"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in SECTION 15. This Warrant is one of the Warrants to Purchase Class A Common Stock (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of November 9, 2004 (the "SUBSCRIPTION DATE"), by and among the Company and the investors (the "BUYERS") referred to therein (the "SECURITIES PURCHASE AGREEMENT").

----------------------

(1) INSERT HOLDER'S PORTION OF SERIES A WARRANTS SET FORTH IN COLUMN (2) ON THE SCHEDULE OF WARRANTS TO THE SECURITIES PURCHASE AGREEMENT (AGGREGATE SERIES A WARRANTS IS 2,300,000 SHARES).

          1.   EXERCISE OF WARRANT.

               (a) MECHANICS OF EXERCISE. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in SECTION
1(F)), this Warrant may be exercised by the Holder on any day on or after the the earlier of (x) the receipt of Stockholder Approval and (y) May 9, 2005, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as EXHIBIT A (the "EXERCISE NOTICE"), of the Holder's election to exercise this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") in cash or wire transfer of immediately available funds to an account designated by the Company or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in SECTION 1(D)). The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY DOCUMENTS"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "TRANSFER AGENT"). On or before the third Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the "SHARE DELIVERY DATE"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Class A Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in CLAUSE (II)(A) above or notification to the Company of a Cashless Exercise referred to in SECTION 1(D), the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this SECTION 1(A) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Class A Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Class A Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

               (b) EXERCISE PRICE. For purposes of this Warrant, "EXERCISE PRICE" means US $1.75, subject to adjustment as provided herein.

               (c) COMPANY'S  FAILURE TO TIMELY DELIVER  SECURITIES.  Subject to
SECTION 1(F), if the Company shall fail for any reason or for no reason to issue to the Holder within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Class A Common Stock to which the Holder is entitled and register such shares of Class A Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Class A Common Stock to which the Holder is entitled upon the Holder's exercise of this Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after such third Business Day that the issuance of such shares of Class A Common Stock is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of shares of Class A Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled and
(B) the Closing Sale Price of the shares of Class A Common Stock on the Trading Day immediately preceding the last possible date which the Company could have issued such shares of Class A Common Stock to the Holder without violating
SECTION 1(A). In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Exercise Notice the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Class A Common Stock on the Company's share register or credit the Holder's balance account with DTC for the number of shares of Class A Common Stock to which the Holder is entitled upon such holder's exercise hereunder, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Class A Common Stock to deliver in satisfaction of a sale by the Holder of shares of Class A Common Stock issuable upon such exercise that the Holder anticipated receiving from the Company (a "BUY-IN"), then the Company shall, within three Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Class A Common Stock so purchased (the "BUY-IN PRICE"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Class A Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Class A Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Class A Common Stock, multiplied by
(B) the Closing Bid Price on the date of exercise.

               (d) CASHLESS EXERCISE. Notwithstanding anything contained herein to the contrary, if a Registration Statement (as defined in the Registration Rights Agreement) covering the Warrant Shares that are the subject of the Exercise Notice (the "UNAVAILABLE WARRANT SHARES") is not available for the resale of such Unavailable Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Class A Common Stock determined according to the following formula (a "CASHLESS EXERCISE"):

                           Net Number = (A X B)-(A X C)
                                        -----------------
                                                B

               For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                    B= the Closing Sale Price of the shares of Class A Common Stock (as reported by Bloomberg) on the date immediately preceding the date of the Exercise Notice.

                    C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

               (e) DISPUTES. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with SECTION 12.

               (f)  LIMITATIONS ON EXERCISES.

                    (i) BENEFICIAL OWNERSHIP. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates) would beneficially own in excess of 9.99% (the "CONVERSION LIMITATION") of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Class A Common Stock beneficially owned by such Person and its affiliates shall include the number of shares of Class A Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Class A Common Stock which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Class A Common Stock, the Holder may rely on the number of outstanding shares of Class A Common Stock as reflected in (1) the Company's most recent Form 10-K or 10-Q or any Current Report on Form 8-K filed subsequent thereto or other public filing with the Securities and Exchange Commission, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Class A Common Stock outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three Business Days confirm orally and in writing to the Holder the number of shares of Class A Common Stock then outstanding. In any case, the number of outstanding shares of Class A Common Stock shall be determined after giving effect to the issuance of the SPA Securities and the conversion or exercise of securities of the Company, including the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding shares of Class A Common Stock was reported. By written notice to the Company, any Holder may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of SPA Warrants.

                    (ii) PRINCIPAL MARKET REGULATION. The Company shall not be obligated to issue any shares of Class A Common Stock upon exercise of this Warrant if the issuance of such shares of Class A Common Stock would exceed that number of shares of Class A Common Stock which the Company may issue upon exercise of this Warrant (including, as applicable, any shares of Class A Common Stock issued upon conversion or exercise of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "EXCHANGE CAP"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of shares of Class A Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, shares of Class A Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of shares of Class A Common Stock issued to such Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of shares of Class A Common Stock issued to the Buyers pursuant to the Securities Purchase Agreement on the Issuance Date (with respect to each Buyer, the "EXCHANGE CAP ALLOCATION"). In the event that any Buyer shall sell or otherwise transfer any of such Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of shares of Class A Common Stock which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of shares of Class A Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the shares of Class A Common Stock underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this SECTION 1(F)(II), the Company shall pay cash in exchange for cancellation of such Warrant Shares, at a price per Warrant Share equal to the difference between the Closing Sale Price and the Exercise Price as of the date of the attempted exercise.

          2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

               (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF CLASS A COMMON STOCK. If and whenever on or after the Subscription Date the Company issues or sells, or in accordance with this SECTION 2 is deemed to have issued or sold, any shares of Class A Common Stock (including the issuance or sale of shares of Class A Common Stock owned or held by or for the account of the Company, but excluding shares of Class A Common Stock deemed to have been issued by the Company in connection with any Excluded Securities) for a consideration per share (the "NEW SECURITIES ISSUANCE PRICE") less than a price (the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "DILUTIVE ISSUANCE"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Securities Issuance Price. For purposes of determining the adjusted Exercise Price under this SECTION 2(A), the following shall be applicable:

                    (i) ISSUANCE OF OPTIONS. If the Company in any manner grants any Options and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this SECTION 2(A)(I), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of shares of Class A Common Stock upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of shares of Class A Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this SECTION 2(A)(ii), the "lowest price per share for which one share of shares of Class A Common Stock is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of shares of Class A Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such shares of Class A Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this SECTION 2(A), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

                    (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Class A Common Stock increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this SECTION 2(A)(III), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Class A Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this SECTION 2(A) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

                    (iv) CALCULATION OF CONSIDERATION RECEIVED. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any shares of Class A Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such security on the date of receipt. If any shares of Class A Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Class A Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

                    (v) RECORD DATE. If the Company takes a record of the holders of shares of Class A Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Class A Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Class A Common Stock, Options or

Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Class A Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

               (b) ADJUSTMENT UPON SUBDIVISION OR COMBINATION OF SHARES OF CLASS A COMMON STOCK. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Class A Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this SECTION 2(B) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               (c) OTHER EVENTS. If any event occurs of the type contemplated by the provisions of this SECTION 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this SECTION 2(C) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this SECTION 2.

          3. RIGHTS UPON DISTRIBUTION OF ASSETS. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Class A Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "DISTRIBUTION"), at any time after the issuance of this Warrant, then, in each such case:

               (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class A Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of shares of Class A Common Stock, and (ii) the denominator shall be the Closing Bid Price of the shares of Class A Common Stock on the Trading Day immediately preceding such record date; and

               (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of shares of Class A Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of shares of Class

A Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of shares of Class A Common Stock (or common stock) ("OTHER SHARES OF CLASS A COMMON STOCK") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Class A Common Stock in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Class A Common Stock that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph (b).

          4.   PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

               (a) PURCHASE RIGHTS.  In addition to any adjustments  pursuant to
SECTION 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Class A Common Stock (the "PURCHASE Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Class A Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Class A Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

               (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this SECTION (4)(B) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the shares of Class A Common Stock reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Class A Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Class A Common Stock (a "CORPORATE EVENT"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Class A Common Stock (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

          5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, By-laws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Class A Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock upon the exercise of this Warrant. The Company shall, so long as any of the SPA Warrants are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting the exercise of the SPA Warrants, 100% of the number of shares of Class A Common Stock as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

          6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this SECTION 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

          7.   REISSUANCE OF WARRANTS.

               (a) TRANSFER OF WARRANT.  If this  Warrant is to be  transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with SECTION 7(D)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with SECTION 7(D)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

               (b) LOST, STOLEN OR MUTILATED WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with SECTION 7(D)) representing the right to purchase the Warrant Shares then underlying this Warrant.

               (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with SECTION 7(D)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional shares of Class A Common Stock shall be given.

               (d) ISSUANCE OF NEW WARRANTS. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to SECTION 7(A) or SECTION 7(C), the Warrant Shares designated by the Holder which, when added to the number of shares of Class A Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

          8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record
(A) with respect to any dividend or distribution upon the shares of Class A Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Class A Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of stock obtainable upon exercise of any SPA Warrant without the written consent of the Holder.

No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

          10. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

          11. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

          12. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days thereafter submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

          13. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

          14. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(f) of the Securities Purchase Agreement.

          15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

               (a) "APPROVED STOCK PLAN" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

               (b) "BLOOMBERG" means Bloomberg Financial Markets.

               (c) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

               (d) "CLASS A COMMON STOCK" means (i) the Company's shares of Class A Common Stock, par value $0.10 per share, and (ii) any share capital into which such Class A Common Stock shall have been changed or any share capital resulting from a reclassification of such Class A Common Stock.

               (e) "CLOSING BID PRICE" and "CLOSING SALE PRICE" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to SECTION 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

               (f) "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Class A Common Stock.

               (g) "ELIGIBLE MARKET" means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

               (h) "EXPIRATION DATE" means November 9, 2008 or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

               (i) "EXCLUDED SECURITIES" means any shares of Class A Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon exercise of the SPA Warrants; (iii) upon conversion of the SPA Securities;
(iv) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of $35,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

               (j) "FUNDAMENTAL TRANSACTION" means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase offer, tender offer or exchange offer that is accepted by the holders of more than the 50% of the Company's outstanding voting securities (but excluding any voting securities held by the Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such purchase offer, tender offer or exchange offer), or (iv) enter into a stock purchase agreement or other agreement to effect any other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another Person or Persons, whereby more than 50% of the Company's outstanding voting securities are acquired by such Person or Persons (excluding any voting securities of the Company held by such Person or Persons making or party to, or any Person(s) associated or affiliated with such Person or Persons making or party to, such stock purchase agreement or other agreement to effect such other business combination), or (v) changed the members constituting its Board of Directors such that the individuals who constituted the Board of Directors on the Subscription Date or other governing body of the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 662/3% of the directors then still in office who were either directors on the Subscription Date or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such Board of Directors then in office, or (vi) reorganize, recapitalize or reclassify its Common Stock.

               (k) "OPTIONS" means any rights, warrants or options to subscribe for or purchase shares of Class A Common Stock or Convertible Securities.

               (l) "PARENT ENTITY" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent

Entity,   the  Person  or  Parent   Entity  with  the  largest   public   market
capitalization as of the date of consummation of the Fundamental Transaction.

               (m) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

               (n) "PRINCIPAL MARKET" means the Nasdaq National Market.

               (o)   "REGISTRATION   RIGHTS   AGREEMENT"   means  that   certain
registration rights agreement by and among the Company and the Buyers.

               (p) "REQUIRED HOLDERS" means the holders of the SPA Warrants representing at least a majority of shares of Class A Common Stock underlying the SPA Warrants then outstanding.

               (q) "SPA SECURITIES" means the Notes issued pursuant to the Securities Purchase
Agreement.

               (r) "SUCCESSOR ENTITY" means the Person (or, if so elected by the Required Holders, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Required Holders, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

               (s) "TRADING DAY" means any day on which the Class A Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Class A Common Stock to be duly executed as of the Issuance Date set out above.


                                    THE WET SEAL, INC.


                                    By:
                                       ----------------------------------------
                                    Name:
                                    Title:

                                                                      EXHIBIT A

                                 EXERCISE NOTICE
            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                    WARRANT TO PURCHASE CLASS A COMMON STOCK

                               THE WET SEAL, INC.

     The undersigned holder hereby exercises the right to purchase _________________ of the shares of Class A Common Stock ("WARRANT SHARES") of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant to Purchase Class A Common Stock (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

                         a "CASH EXERCISE" with respect to               Warrant
               ---------                                   ------------
                         Shares; and/or

                         a "CASHLESS EXERCISE" with respect to           Warrant
               ---------                                       --------
                         Shares.

     2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $_____________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder _________ Warrant Shares in accordance with the terms of the Warrant.

Date:_____________ __, ____



----------------------------------
   Name of Registered Holder


By:
         -----------------------------------
         Name:
         Title:

                                 ACKNOWLEDGMENT

     The Company hereby acknowledges this Exercise Notice and hereby directs Wells Fargo Bank, N.A. to issue the above indicated number of shares of Class A Common Stock in accordance with the Transfer Agent Instructions dated November __, 2004 from the Company and acknowledged and agreed to by Wells Fargo Bank, N.A.

                                       THE WET SEAL, INC.



                                       By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                   EXHIBIT F


                                CREDIT AGREEMENT

                                   dated as of
                                November 9, 2004

                                      among

                           S.A.C. CAPITAL ASSOCIATES,
                                      LLC
                  as Administrative Agent and Collateral Agent

                   THE LENDERS FROM TIME TO TIME PARTY HERETO


                               THE WET SEAL, INC.,
                              as Lead Borrower for:


                               THE WET SEAL, INC.
                            THE WET SEAL RETAIL, INC.
                             WET SEAL CATALOG, INC.,
                                as the Borrowers


                                WET SEAL GC, INC.
                              as Facility Guarantor


                           ---------------------------

                                TABLE OF CONTENTS
                                                                            PAGE

Article I Definitions..........................................................1

   1.01.   Defined Terms.......................................................1
   1.02.   Terms Generally....................................................16
   1.03.   Accounting Terms; GAAP.............................................17

Article II Amount and Terms of Term Loan......................................17

   2.01.   Term Loan..........................................................17
   2.02.   Request for Borrowing..............................................18
   2.03.   Intentionally Omitted..............................................18
   2.04.   Intentionally Omitted..............................................18
   2.05.   Intentionally Omitted..............................................18
   2.06.   Intentionally Omitted..............................................18
   2.07.   Intentionally Omitted..............................................18
   2.08.   Notes; Repayment of Term Loan......................................18
   2.09.   Interest on Term Loan..............................................19
   2.10.   Default Interest...................................................19
   2.11.   Intentionally Omitted..............................................19
   2.12.   Intentionally Omitted..............................................19
   2.13.   Intentionally Omitted..............................................19
   2.14.   Intentionally Omitted..............................................19
   2.15.   Intentionally Omitted..............................................19
   2.16.   Termination of Commitments.........................................19
   2.17.   Intentionally Omitted..............................................20
   2.18.   Intentionally Omitted..............................................20
   2.19.   Mandatory Prepayment...............................................20
   2.20.   Optional Prepayment of Term Loan...................................20
   2.21.   Maintenance of Loan Account; Statements of Account.................20
   2.22.   Cash Receipts......................................................20
   2.23.   Application of Payments............................................21
   2.24.   Intentionally Omitted..............................................22
   2.25.   Intentionally Omitted..............................................22
   2.26.   Payments; Sharing of Setoff........................................22
   2.27.   Taxes..............................................................23
   2.28.   Security Interests in Collateral...................................25
   2.29.   Mitigation Obligations; Replacement of Lenders.....................25

Article III Representations and Warranties....................................26

   3.01.   Organization; Powers...............................................26
   3.02.   Authorization; Enforceability......................................26
   3.03.   Governmental Approvals; No Conflicts...............................26

                                      (i)

   3.04.   Financial Condition................................................26
   3.05.   Properties.........................................................27
   3.06.   Litigation and Environmental Matters...............................27
   3.07.   Compliance with Laws and Agreements................................27
   3.08.   Investment and Holding Company Status..............................28
   3.09.   Taxes..............................................................28
   3.10.   ERISA..............................................................28
   3.11.   Disclosure.........................................................28
   3.12.   Subsidiaries.......................................................28
   3.13.   Insurance..........................................................29
   3.14.   Labor Matters......................................................29
   3.15.   Security Documents.................................................29
   3.16.   Federal Reserve Regulations........................................29
   3.17.   Solvency...........................................................29

Article IV Conditions.........................................................30

   4.01.   Closing Date.......................................................30

Article V Affirmative Covenants...............................................32

   5.01.   Financial Statements and Other Information.........................32
   5.02.   Notices of Material Events.........................................35
   5.03.   Information Regarding Collateral...................................35
   5.04.   Existence; Conduct of Business.....................................36
   5.05.   Payment of Obligations.............................................36
   5.06.   Maintenance of Properties..........................................36
   5.07.   Insurance..........................................................36
   5.08.   Casualty and Condemnation..........................................37
   5.09.   Books and Records; Inspection and Audit Rights;
             Appraisals; Accountants..........................................37
   5.10.   Physical Inventories...............................................38
   5.11.   Compliance with Laws...............................................39
   5.12.   Use of Proceeds....................................................39
   5.13.   Additional Subsidiaries............................................39
   5.14.   Depository Account.................................................39
   5.15.   Further Assurances.................................................40
   5.16.   Post-Closing Requirements..........................................40
   5.17.   Working Capital Notices............................................41

Article VI Negative Covenants.................................................41

   6.01.   Indebtedness and Other Obligations.................................41
   6.02.   Liens..............................................................42
   6.03.   Fundamental Changes................................................42
   6.04.   Investments, Loans, Advances, Guarantees and Acquisitions..........43
   6.05.   Asset Sales........................................................43
   6.06.   Restricted Payments; Certain Payments of Indebtedness..............44

                                      (ii)

   6.07.   Transactions with Affiliates.......................................44
   6.08.   Restrictive Agreements.............................................45
   6.09.   Amendment of Material Documents....................................45
   6.10.   Additional Subsidiaries............................................46
   6.11.   Excess Availability................................................46
   6.12.   Fiscal Year........................................................46
   6.13.   Environmental Laws.................................................46
   6.14.   Store Closings.....................................................46

Article VII Events of Default.................................................46

   7.01.   Events of Default..................................................46
   7.02.   Intentionally Omitted..............................................49
   7.03.   Remedies on Default................................................49
   7.04.   Application of Proceeds............................................50

Article VIII The Agents.......................................................50

   8.01.   Administration by Administrative Agent.............................50
   8.02.   The Collateral Agent...............................................50
   8.03.   Sharing of Excess Payments.........................................50
   8.04.   Agreement of Required Lenders......................................51
   8.05.   Liability of Agents................................................51
   8.06.   Notice of Default..................................................52
   8.07.   Lenders' Credit Decisions..........................................53
   8.08.   Reimbursement and Indemnification..................................53
   8.09.   Rights of Agents...................................................53
   8.10.   Independent Lenders................................................54
   8.11.   Notice of Transfer.................................................54
   8.12.   Successor Agent....................................................54
   8.13.   Reports and Financial Statements...................................54
   8.14.   Delinquent Lender..................................................54

Article IX Miscellaneous......................................................55

   9.01.   Notices............................................................55
   9.02.   Waivers; Amendments................................................55
   9.03.   Intentionally Omitted..............................................57
   9.04.   Expenses; Indemnity; Damage Waiver.................................57
   9.05.   Designation of Lead Borrower as Borrowers' Agent...................59
   9.06.   Successors and Assigns.............................................59
   9.07.   Survival...........................................................62
   9.08.   Counterparts; Integration; Effectiveness...........................62
   9.09.   Severability.......................................................62
   9.10.   Right of Setoff....................................................62
   9.11.   Governing Law; Jurisdiction; Consent to Service of Process.........63
   9.12.   WAIVER OF JURY TRIAL...............................................63

                                     (iii)

   9.13.   Headings...........................................................64
   9.14.   Interest Rate Limitation...........................................64
   9.15.   Additional Waivers.................................................64
   9.16.   Confidentiality....................................................65
   9.17.   Publicity..........................................................66
   9.18.   Intercreditor Arrangements.........................................66


































                                      (iv)

EXHIBITS

A    Assignment and Acceptance
B    Term Note
C    Opinion of Counsel to Loan Parties
D    Form of Compliance Certificate






































                                      (v)

                                    SCHEDULES

1.1            Commitments
3.05(c)(i)     Title to Properties; Real Estate Owned
3.05(c)(ii)    Leased Properties
3.06           Disclosed Matters
3.09           Taxes
3.12           Subsidiaries
3.13           Insurance
5.01(i)        Financial Reporting Requirements
6.01           Indebtedness
6.02           Liens
6.04           Investments































                                      (vi)

     CREDIT AGREEMENT dated as of November 9, 2004 among

     THE WET SEAL, INC., a Delaware corporation, having its principal place of business at 26972 Burbank, Foothill Ranch, California 92610, as Lead Borrower for the Borrowers, being:

     said WET SEAL, INC.,

     WET SEAL CATALOG, INC., a Delaware corporation, having its principal place of business at 26972 Burbank, Foothill Ranch, California 92610; and

     THE WET SEAL RETAIL, INC., a Delaware corporation, having its principal place of business at 26972 Burbank, Foothill Ranch, California 92610; and

     WET SEAL GC, INC., a Virginia corporation, having its principal place of business at 26972 Burbank, Foothill Ranch, California 92610, as Facility Guarantor; and

     the LENDERS party hereto; and

     S.A.C. CAPITAL ASSOCIATES, LLC ("SAC"), as Administrative Agent and Collateral Agent for the Lenders, a limited liability company organized under the laws of Anguilla.

     In consideration of the mutual covenants and agreements contained herein and benefits to be derived herefrom, the parties hereto agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

     1.01. DEFINED TERMS. As used in this Agreement, the following terms have the meanings specified below:

     "ACCOUNT" shall include, without limitation, "ACCOUNTS" as defined in the UCC, and also all: accounts, accounts receivable, receivables, and rights to payment (whether or not earned by performance) (i) for property that has been or is to be sold, leased, licensed, assigned, or otherwise disposed of, (ii) for services rendered or to be rendered, (iii) for a policy of insurance issued or to be issued, (iv) for a secondary obligation incurred or to be incurred, (v) for energy provided or to be provided, (vi) for the use or hire of a vessel,
(vii) arising out of the use of a credit or charge card or information contained on or used with that card, or (viii) for winnings in a lottery or other game of chance.

     "ADMINISTRATIVE AGENT" means SAC, or any successor by merger to SAC, in its capacity as administrative agent for the Lenders hereunder.

     "AFFILIATE" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

     "AGENTS"  shall  mean  collectively,   the  Administrative  Agent  and  the
Collateral Agent.

     "AGREEMENT" means this Credit Agreement, as modified, amended, supplemented or restated, and in effect from time to time.

     "APPLICABLE LAW" means as to any Person: (i) all statutes, rules, regulations, orders, or other requirements having the force of law and (ii) all court orders and injunctions, and/or similar rulings, in each instance ((i) and (ii)) of or by any Governmental Authority, or court, or tribunal which has jurisdiction over such Person, or any property of such Person, or of any other Person for whose conduct such Person would be responsible.

     "ASSIGNMENT AND ACCEPTANCE" means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.06), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

     "BOARD" means the Board of Governors of the Federal Reserve System of the United States of America.

     "BORROWERS" means collectively, The Wet Seal, Inc., Wet Seal Catalog, Inc. and The Wet Seal Retail, Inc.

     "BORROWING BASE" means, unless expressly provided otherwise herein, the "Borrowing Base" as defined in the Working Capital Credit Agreement.

     "BUSINESS DAY" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed. Except as otherwise provided herein, if any day on which a payment is due is not a Business Day, then the payment shall be due on the next day following which is a Business Day and such extension of time shall be included in computing interest and fees in connection with such payment.

     "CAPITAL LEASE OBLIGATIONS" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

     "CASH DOMINION EVENT" means the occurrence and continuance of a "Cash Dominion Event" under and as defined in the Working Capital Credit Agreement.

     "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq.

     "CHANGE IN CONTROL" means, at any time, (a) during any period of twelve months, individuals who at the beginning of such period constituted the board of directors of the Lead Borrower (together with any new directors whose election or appointment by such board of directors, or whose nomination for election by shareholders of the Lead Borrower, as the case may be, was approved by a vote of a majority of the directors still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or (b) any person or group (within the meaning of the Securities and Exchange Act of 1934, as amended) is or becomes the beneficial owner (within the meaning of Rule 13d-3 and 13d-5 of the Securities and Exchange Act of 1934, as amended, except that such person shall be deemed to have "BENEFICIAL OWNERSHIP" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) directly or indirectly of fifty percent (50%) or more of the total then outstanding voting power of the Voting Stock of the Lead Borrower on a fully diluted basis, whether as a result of the issuance of securities of the Lead Borrower, any merger, consolidation, liquidation or dissolution of the Lead Borrower, any direct or indirect transfers of securities or otherwise, or has the right or ability to Control the Lead Borrower; or (c) the Lead Borrower fails to own one hundred percent (100%) of the capital stock of the other Loan Parties. Notwithstanding the foregoing, no Change of Control shall occur as a result of the Specified Transactions.

     "CHANGE IN LAW" means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

     "CHARGES" has the meaning provided therefor in Section 9.14.

     "CLOSING DATE" means the date on which the conditions  specified in Section
4.01 are satisfied or waived in accordance with Section 9.02, and the Term Loan is made.

     "CODE" means the Internal Revenue Code of 1986 and the Treasury regulations promulgated thereunder, as amended from time to time.

     "COLLATERAL" means any and all "Collateral" as defined in any applicable Security Document.

     "COLLATERAL AGENT" means SAC, in its capacity as collateral agent under the Security Documents.

     "COMMITMENT" shall mean, with respect to each Lender, the aggregate commitment of such Lender hereunder in the amount set forth opposite its name on
SCHEDULE 1.1 hereto or as may subsequently be set forth in the Register from time to time, as the same may be reduced from time to time pursuant to Section 2.16.

     "CONSENT" means actual consent given by a Lender from whom such consent is sought or the passage of seven (7) Business Days from receipt of written notice to a Lender from the Administrative Agent of a proposed course of action to be followed by the Administrative Agent without such Lender's giving the Administrative Agent written notice of that Lender's objection to such course of action.

     "CONSOLIDATED" means, when used to modify a financial term, test, statement, or report of a Person, refers to the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

     "CONTROL" means the possession, directly or indirectly, of the power (a) to vote 50% or more of the securities having ordinary voting power for the election of directors of a Person, or (b) to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms "CONTROLLING" and "CONTROLLED" have meanings correlative thereto.

     "DEFAULT" means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

     "DELINQUENT LENDER" has the meaning therefor provided in Section 8.14.

     "DISBURSEMENT LETTER" means a letter agreement, dated as of the Closing Date, among the Borrowers and the Lenders party hereto on the Closing Date, with respect to the disbursement of proceeds of the Term Loan.

     "DOLLARS"  or "$" refers to lawful  money of the United  States of America.

     "ELIGIBLE ASSIGNEE" means a bank, insurance company, company, financial institution or fund engaged in the business of making commercial loans having (together with its Affiliates) a combined capital and surplus in excess of $300,000,000, or any Affiliate of any Lender, or a Related Fund of any Lender, or any individual or Person approved by the Administrative Agent or any Person to whom a Lender assigns its rights and obligations under this Agreement as part of an assignment and transfer of such Lender's rights in and to a material portion of such Lender's portfolio of asset based credit facilities. For the purposes of this Agreement, "RELATED FUND" shall mean, with respect to any Lender which is a fund that invests in loans, any other such fund managed by the same investment advisor as such Lender or by an Affiliate of such Lender or such advisor.

     "ENVIRONMENTAL LAWS" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by or with any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, handling, treatment, storage, disposal, Release or threatened Release of any Hazardous Material or to health and safety matters.

     "ENVIRONMENTAL LIABILITY" means any liability, contingent or otherwise (including any liability for damages, natural resource damage, costs of environmental remediation, administrative oversight costs, fines, penalties or indemnities), of any Person directly or indirectly resulting from or based upon
(a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated and rulings issued thereunder.

     "ERISA AFFILIATE" means any trade or business (whether or not incorporated) that, together with the Lead Borrower, is treated as a single employer under
Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

     "ERISA EVENT" means (a) any "REPORTABLE EVENT", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an "ACCUMULATED FUNDING DEFICIENCY" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Lead Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Lead Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Lead Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by the Lead Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Lead Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

     "EVENT OF DEFAULT" has the meaning assigned to such term in Section 7.01. An "EVENT OF DEFAULT" shall be deemed to have occurred and to be continuing unless and until that Event of Default has been duly waived or cured as provided herein.

     "EXCESS AVAILABILITY" shall have the meaning set forth in the Working Capital Credit Agreement (as in effect on the date hereof).

     "EXCLUDED TAXES" means, with respect to the Agents, any Lender, or any other recipient of any payment to be made by or on account of any obligation of the Borrowers hereunder, (a) income or franchise Taxes imposed on (or measured by) its gross or net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits Taxes imposed by the United States of America or any similar Tax imposed by any other jurisdiction in which a Borrower or Lender is located and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by a Borrower under Section 2.29(b)), any withholding Tax that (i) is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from a Borrower with respect to such withholding Tax pursuant to Section 2.27(a), or (ii) would not have been imposed but for such Foreign Lender's failure to comply with Sections 2.27(e) or (f).

     "FACILITY   GUARANTEE"  means  the  Guarantee   executed  by  the  Facility
Guarantors in favor of the Agents and the Lenders.

     "FACILITY GUARANTORS" means each of the Subsidiaries of the Lead Borrower (other than any Borrower), now existing or hereafter created, other than Foreign Subsidiaries.

     "FACILITY GUARANTORS COLLATERAL DOCUMENTS" means all security agreements, mortgages, pledge agreements, deeds of trust, and other instruments, documents or agreements executed and delivered by any Facility Guarantor to secure the Facility Guarantee.

     "FEDERAL FUNDS EFFECTIVE RATE" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

     "FINANCIAL OFFICER" means, with respect to the Borrowers, the chief financial officer, treasurer, controller or assistant controller of the Lead Borrower.

     "FISCAL QUARTER" means any fiscal quarter of any Fiscal Year, which quarters shall generally end on the Saturday nearest to the last day of each January, April, July or October of such Fiscal Year in accordance with the fiscal accounting calendar of the Borrowers.

     "FISCAL YEAR" means any period of twelve consecutive months ending on the Saturday nearest to the last day of January of any calendar year.

     "FLEET" means Fleet National Bank, a national banking association.

     "FOREIGN LENDER" means any Lender that is organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

     "FOREIGN SUBSIDIARY" means any Subsidiary (a) that is organized under the laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia, (b) that conducts the major portion of its business outside of the United States, and (c) all or substantially all of the property and assets of which are located outside of the United States.

     "GAAP" means principles which are (a) consistent with those promulgated or adopted by the Financial Accounting Standards Board and its predecessors (or successors) in effect and applicable to that accounting period in respect of which reference to GAAP is being made, and

(b) consistently applied with past financial statements of the Lead Borrower and its Subsidiaries adopting the same principles.

     "GOVERNMENTAL AUTHORITY" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

     "GUARANTEE" of or by any Person (the "GUARANTOR") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation, PROVIDED THAT the term "GUARANTEE" shall not include endorsements for collection or deposit in the ordinary course of business.

     "HAZARDOUS MATERIALS" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes, mold, fungi or similar bacteria, and all other substances or wastes of any nature regulated pursuant to any Environmental Law, including any material listed as a hazardous substance under Section 101(14) of CERCLA.

     "HEDGING AGREEMENT" means any interest rate protection agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement designed to hedge against fluctuations in interest rates or foreign exchange rates.

     "INDEBTEDNESS" of any Person means, without duplication, (a) all obligations of such Person for borrowed money (including any obligations which are without recourse to the credit of such Person) or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid (excluding current accounts payable incurred in the ordinary course of business), (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such

Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances, (k) all Hedging Agreements (PROVIDED THAT for purposes hereof the amount of Indebtedness in respect of any Hedging Agreement at any time shall equal the maximum aggregate net amount that a Borrower would be required to pay if such Hedging Agreement were terminated at that time), and (l) the principal and interest portions of all rental obligations of such Person under any Synthetic Lease, Tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing where such transaction is considered borrowed money indebtedness for Tax purposes but is classified as an operating lease in accordance with GAAP. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

     "INDEMNIFIED TAXES" means Taxes other than Excluded Taxes.

     "INDEMNITEE" has the meaning provided therefor in Section 9.04(b).

     "INSOLVENCY PROCEEDING" means any proceeding commenced by or against any Person under any provision of the United States Bankruptcy Code (as in effect from time to time) or under any other bankruptcy or insolvency law, assignment for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement or other similar relief.

     "INTEREST  PAYMENT  DATE" has the  meaning  provided  therefor  in  Section
2.09(b).

     "INTEREST RATE" has the meaning provided therefor in Section 2.09(a).

     "INVENTORY"  has  the  meaning  assigned  to  such  term  in  the  Security
Agreement.

     "INVESTMENT" means (a) any stock, evidence of Indebtedness or other security, including any option, warrant or other right to acquire any of the foregoing, of another Person, (b) any loan, advance, contribution to capital, extension of credit (except for current trade and customer accounts receivable for inventory sold or services rendered in the ordinary course of business and payable in accordance with customary trade terms) to another Person, (c) any purchase of (i) stock or other securities of another Person, or (ii) any business or undertaking of any Person (whether by purchase of assets or securities in one transaction or a series of transactions), (d) any commitment or option to make any such purchase, or (e) any other investment, in all cases whether now existing or hereafter made.

     "LEAD BORROWER" means The Wet Seal, Inc.

     "LEASE" means any agreement, whether written or oral, no matter how styled or structured, pursuant to which any Borrower is entitled to the use or occupancy of any space in a structure, land, improvements or premises for any period of time.

     "LENDERS" shall mean the lenders from time to time party hereto.

     "LIEN" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

     "LOAN ACCOUNT" has the meaning provided therefor in Section 2.21.

     "LOAN DOCUMENTS" means this Agreement, the Notes, the Security Documents, the Facility Guarantee, the Facility Guarantors Collateral Documents, and any other instrument or agreement now or hereafter executed and delivered in connection herewith, each as amended and in effect from time to time.

     "LOAN PARTY" or "LOAN PARTIES" means the Borrowers and the Facility Guarantors.

     "MARGIN STOCK" has the meaning assigned to such term in Regulation U.

     "MATERIAL ADVERSE EFFECT" means a material adverse effect on (a) the business, operations, property, assets, or condition, financial or otherwise, of the Lead Borrower and its Subsidiaries taken as a whole, (b) the ability of the Loan Parties to perform any material obligation or to pay any Obligations under this Agreement or any of the other Loan Documents, or (c) the validity or enforceability of this Agreement or any of the other Loan Documents or any of the material rights or remedies of the Administrative Agent, the Collateral Agent or the Lenders hereunder or thereunder. In determining whether any individual event would result in a Material Adverse Effect, notwithstanding that such event in and of itself does not have such effect, a Material Adverse Effect shall be deemed to have occurred if the cumulative effect of such event and all other then existing events would result in a Material Adverse Effect.

     "MATERIAL INDEBTEDNESS" means Indebtedness (other than the Term Loan and the Working Capital Indebtedness) of any one or more of the Borrowers in an aggregate principal amount exceeding $20,000,000. For purposes of determining the amount of Material Indebtedness at any time, the "PRINCIPAL AMOUNT" of the obligations in respect of any Hedging Agreement at such time shall be the maximum aggregate amount that a Borrower would be required to pay if such Hedging Agreement were terminated at that time.

     "MATURITY DATE" means the earliest of (i) February 28, 2005 (or as determined by the Administrative Agent in its sole discretion, March 31, 2005 or April 29, 2005), (ii) the occurrence of the Closing Date under and as defined in the Securities Purchase Agreement, and (iii) the termination of the Securities Purchase Agreement.

     "MAXIMUM RATE" has the meaning provided therefor in Section 9.14.

     "MINIMUM REQUIRED EXCESS AVAILABILITY" means (a) through the period ending December 19, 2004, Excess Availability at all times of not less than the greater of (i) fifteen percent (15%) of the greater of the Borrowing Base or the Term Loan Borrowing Base, at any time of calculation, or (ii) $7,500,000, and (b) commencing on December 20, 2004 and thereafter, Excess Availability at all times of not less than the greater of (x) fifteen percent (15%) of the greater of the Borrowing Base or the Term Loan Borrowing Base, at any time of calculation, or
(y) $11,000,000.

     "MOODY'S" means Moody's Investors Service, Inc.

     "MULTIEMPLOYER PLAN" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Lead Borrower or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within the preceding five plan years made or accrued an obligation to make contributions.

     "MULTIPLE  EMPLOYER  PLAN"  means a single  employer  plan,  as  defined in
Section 4001(a)(15) of ERISA, that (a) is maintained for employees of the Lead Borrower or any of its Subsidiaries or any ERISA Affiliate and at least one Person other than the Lead Borrower, any Subsidiary or the ERISA Affiliate or
(b) was so maintained and in respect of which the Lead Borrower, any Subsidiary or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

     "NOTES" shall mean the promissory notes of the Borrowers substantially in the form of Exhibit B, each payable to the order of a Lender, evidencing the Term Loan.

     "OBLIGATIONS" means (a) the due and punctual payment by the Loan Parties of
(i) the principal of, and interest (including all interest that accrues after the commencement of any case or proceeding by or against any Loan Party under any federal or state bankruptcy, insolvency, receivership or similar law, whether or not allowed in such case or proceeding) on the Term Loan, as and when due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise, of the Loan Parties to the Secured Parties under the Credit Agreement and the other Loan Documents, and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Loan Parties under or pursuant to the Credit Agreement and the other Loan Documents.

     "ORGANIZATIONAL DOCUMENT" means, relative to any Loan Party, its partnership agreement, its certificate of incorporation, its by-laws and all shareholder or equity holder agreements, voting trusts and similar arrangements to which such Loan Party is a party or which is applicable to its capital stock, its partnership agreement and all other arrangements relating to the control or management of such entity.

     "OTHER TAXES" means any and all current or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

     "PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

     "PERMITTED ENCUMBRANCES" means:

          (a) Liens imposed by law for Taxes that are not yet due or are being contested in compliance with Section 5.05;

          (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.05;

          (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

          (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

          (e) judgment liens in respect of judgments that do not constitute an Event of Default under Section 7.01(k);

          (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of a Borrower or any Subsidiary; and

          (g) Liens granted in favor of the Working Capital Collateral Agent for the benefit of the Working Capital Lenders under the Working Capital Loan Documents to secure the Working Capital Indebtedness permitted to be incurred hereunder, provided that such Liens are subject to the Working Capital Intercreditor Agreement;

PROVIDED THAT, except as provided in any one or more of clauses (a) through (g) above, the term "PERMITTED ENCUMBRANCES" shall not include any Lien securing Indebtedness.

     "PERMITTED INVESTMENTS" means each of the following:

          (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), and municipal securities with an "AA" long-term credit rating obtainable from S&P and/or from Moody's, including pre-funded municipal bonds escrowed to maturity and guaranteed by the securities issued by the United States of America (or by any agency thereof);

          (b) Investments in commercial paper (taxable and tax-exempt);

          (c) Investments in (i) securities issued by a corporation (other than a Loan Party or an Affiliate of a Loan Party) and denominated in U.S. Dollars maturing within three (3) years from the date of acquisition thereof and having, at such date of acquisition, the long-term credit rating of "A/A" or the short-term credit rating of "A1/P1 SP1/MIG-1" or better obtainable from S&P and/or from Moody's, (ii) securities issued by a Lender or another banking institution with total assets in excess of $2,000,000,000 maturing within three (3) years from the date of acquisition thereof; and (iii) auction rate preferred stock or bonds having, at such date of acquisition, the long-term credit rating of "AA" with a reset and maturing within 180 days from the date of acquisition thereof;

          (d) Investments in certificates of deposit, banker's acceptances and time deposits (including Eurodollar denominated and Yankee issues) maturing within three (3) years from the date of acquisition thereof issued or guaranteed by or placed with, and demand deposit and money market deposit accounts issued or offered by, any Lender or another banking institution with total assets in excess of $2,000,000,000;

          (e) fully collateralized repurchase agreements for securities described in clause (a) above (without regard to the limitation on maturity contained in such clause) and entered into with any primary dealer and having a market value at the time that such repurchase agreement is entered into of not less than 100% of the repurchase obligation of such counterparty entity with whom such repurchase agreement has been entered into;

          (f) short-term Tax exempt securities (including municipal notes, auction rate floaters and floating rate notes); and

          (g) Shares of investment companies that are registered under the Investment Company Act of 1940, as amended, and invest solely in one or more of the types of securities described in clauses (a) through (f) above.

PROVIDED THAT, notwithstanding the foregoing, no such Investments shall be permitted (i) after the occurrence of a Cash Dominion Event and (ii) unless such Investments are pledged to the Collateral Agent as additional collateral for the Obligations pursuant to such agreements as may be reasonably required by the Collateral Agent (provided that, so long as the Working Capital Indebtedness shall remain unpaid or any Working Capital Revolver Commitment shall have not been terminated, such Investment shall be pledged to the Working Capital Collateral Agent as additional collateral for the Obligations in accordance with the terms of the Working Capital Intercreditor Agreement).

     "PERSON" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

     "PLAN" means a Single Employer Plan or a Multiple Employer Plan.

     "PLEDGE AGREEMENT" means the Pledge Agreement dated as of November 9, 2004 among the Loan Parties and the Collateral Agent for the benefit of the Secured Parties, as amended and in effect from time to time.

     "REAL ESTATE" means all land, together with the buildings, structures, parking areas, and other improvements thereon, now or hereafter owned by any Loan Party, including all easements, rights-of-way, and similar rights relating thereto and all leases, tenancies, and occupancies thereof.

     "REGISTER" has the meaning set forth in Section 9.06(c).

     "REGULATION U" means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

     "REGULATION X" means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

     "RELATED PARTIES" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

     "RELEASE" has the meaning set forth in Section 101(22) of CERCLA.

     "REQUIRED LENDERS" means Lenders that hold at least 51% of the Total Commitment, provided that if the Total Commitment shall have been terminated or reduced to zero, "REQUIRED LENDERS" shall mean Lenders that hold at least 51% of the outstanding principal amount of the Term Loan.

     "RESTRICTED PAYMENT" means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of any Loan Party or any Subsidiary of any Loan Party, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of any Loan Party or any such Subsidiary or any option, warrant or other right to acquire any such shares of capital stock of any Loan Party or any such Subsidiary. Without limiting the foregoing, "RESTRICTED PAYMENTS" with respect to any Person shall also include all payments made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans and all proceeds of a dissolution or liquidation of such Person payable to the shareholders of such Person.

     "S&P" means Standard & Poor's.

     "SAC" has the meaning set forth in the preamble to this Agreement.

     "SEC" means the Securities and Exchange Commission.

     "SECURED PARTIES" has the meaning assigned to such term in the Security Agreement.

     "SECURITIES PURCHASE AGREEMENT" means (a) the Securities Purchase Agreement, dated as of November 9, 2004, among The Wet Seal, Inc. and the "Buyers" (as defined therein) party thereto, or (b) an indenture, in form and substance reasonably satisfactory to the Administrative Agent, in each case pursuant to which the Lead Borrower issued certain securities to such Buyers.

     "SECURITY AGREEMENT" means the Security Agreement dated as of November 9, 2004 among the Loan Parties and the Collateral Agent for the benefit of the Secured Parties, as amended and in effect from time to time.

     "SECURITY DOCUMENTS" means the Security Agreement, the Pledge Agreement, the Facility Guarantors Collateral Documents, and each other security agreement or other instrument or document executed and delivered pursuant to Sections 5.13, 5.14, 5.15 or 5.16 to secure any of the Obligations.

     "SINGLE EMPLOYER PLAN" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that (a) is maintained for employees of the Lead Borrower or any of its Subsidiaries or any ERISA Affiliate and no Person other than the Lead Borrower, its Subsidiaries or the ERISA Affiliate or (b) was so maintained and in respect of which the Lead Borrower, any Subsidiary or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

     "SOLVENT" means, with respect to any Person on a particular date, that on such date (a) at fair valuations, all of the properties and assets of such Person are greater than the sum of the debts, including contingent liabilities, of such Person, (b) the present fair saleable value of the properties and assets of such Person is not less than the amount that would be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person is able to realize upon its properties and assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (d) such Person does not intend to, and does not believe that it will, incur debts beyond such Person's ability to pay as such debts mature, and (e) such Person is not engaged in a business or a transaction, and is not about to engage in a business or transaction, for which such Person's properties and assets would constitute unreasonably small capital after giving due consideration to the prevailing practices in the industry in which such Person is engaged. The amount of all Guarantees at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, can reasonably be expected to become an actual or matured liability.

     "SPECIFIED TRANSACTIONS" shall mean the execution and delivery of the Securities Purchase Agreement, and the other agreements, documents, and instruments referred to therein, and the consummation of the transactions contemplated thereby, in each case on terms and conditions satisfactory to the Agents in their sole discretion.

     "SUBORDINATED INDEBTEDNESS" means Indebtedness which is expressly subordinated in right of payment, in form and on terms approved by the Administrative Agent in writing, to the prior payment in full of the Obligations.

     "SUBSIDIARY" means, with respect to any Person (the "PARENT") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's Consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held.

     "SYNTHETIC LEASE" means any lease or other agreement for the use or possession of property creating obligations which do not appear as indebtedness on the balance sheet of the lessee thereunder but which, upon the insolvency or bankruptcy of such Person, may be characterized as Indebtedness of such lessee without regard to the accounting treatment.

     "TAXES" means any and all current or future taxes, levies, imposts, duties, deductions, charges or withholdings and all related penalties, interest and additions to tax, imposed by any Governmental Authority.

     "TERM LOAN" shall mean the term loan in the principal amount of $10,000,000 to be made by the Lenders to the Borrowers in accordance with the provisions of
Section 2.01.

     "TERM LOAN BORROWING BASE" means, unless expressly provided otherwise herein, the "Term Loan Borrowing Base" as defined in the Working Capital Credit Agreement.

     "TERMINATION DATE" shall mean the earliest to occur of (i) the Maturity Date, or (ii) the date on which the maturity of the Term Loan is accelerated in accordance with Section 7.01, or (iii) the date of the occurrence of any Event of Default pursuant to Section 7.01(h) or 7.01(i) hereof.

     "TOTAL COMMITMENT" shall mean, at any time, the sum of the Commitments at such time. As of the Closing Date, the Total Commitments aggregate $10,000,000.

     "UCC" shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

     "VOTING STOCK" means, with respect to any corporation, the outstanding stock of all classes (or equivalent interests) which ordinarily, in the absence of contingencies, entitles holders thereof to vote for the election of directors (or Persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such contingency.

     "WITHDRAWAL LIABILITY" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

     "WORKING CAPITAL ADMINISTRATIVE AGENT" means Fleet Retail Group Inc., in its capacity as administrative agent for the Working Capital Lenders.

     "WORKING   CAPITAL   AGENTS"  means   collectively,   the  Working  Capital
Administrative Agent and the Working Capital Collateral Agent.

     "WORKING CAPITAL CREDIT AGREEMENT" means the Amended and Restated Credit Agreement, dated as of September 22, 2004, as amended by the First Amendment to Amended and Restated Credit Agreement, dated as of the date hereof, as the same may be amended, replaced, renewed or refinanced from time to time in accordance with the terms thereof and Section 6.09 hereof.

     "WORKING CAPITAL COLLATERAL AGENT" means Fleet Retail Group Inc., in its capacity as collateral agent for the Working Capital Lenders.

     "WORKING CAPITAL INDEBTEDNESS" means the "First Lien Debt" under and as defined in the Working Capital Intercreditor Agreement.

     "WORKING CAPITAL INTERCREDITOR AGREEMENT" means the Intercreditor and Lien Subordination Agreement, dated as of the date hereof, by and among Agents, Working Capital Agents and the Loan Parties (as the same may be amended, restated or otherwise modified from time to time pursuant to the terms thereof).

     "WORKING CAPITAL LENDERS" means the lenders from time to time party to the Working Capital Credit Agreement.

     "WORKING CAPITAL LOAN DOCUMENTS" means collectively, (i) the Working Capital Credit Agreement, and (ii) all other "LOAN DOCUMENTS", as such term is defined in the Working Capital Credit Agreement (subject to Section 6.09 hereof).

     "WORKING CAPITAL REVOLVER COMMITMENT" means the "Revolving Loan Credit Commitment" as defined in the Working Capital Credit Agreement.

     1.02. TERMS GENERALLY. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "INCLUDE", "INCLUDES" and "INCLUDING" shall be deemed to be followed by the phrase "WITHOUT LIMITATION". The word "WILL" shall be construed to have the same meaning and effect as the word "SHALL". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "HEREIN", "HEREOF" and "HEREUNDER", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "ASSET" and "PROPERTY" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

     1.03. ACCOUNTING TERMS; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect on the Closing Date, PROVIDED THAT, if the Lead Borrower notifies the Administrative Agent that the Borrowers request an amendment to any provision hereof to reflect the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Lead Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such provision shall have been amended in accordance herewith.

                                   ARTICLE II

                          AMOUNT AND TERMS OF TERM LOAN

     2.01. TERM LOAN.

          (a) Each Lender severally and not jointly with any other Lender, agrees, upon the terms and subject to the conditions herein set forth, on the Closing Date to make a Term Loan to the Borrowers in a single drawing in an aggregate principal amount not to exceed the amount of such Lender's Commitment, provided that the aggregate principal amount of the Term Loan shall not exceed $10,000,000. Any portion of the Term Loan that is repaid may not be reborrowed.

          (b) The Term Loan shall be made by the Lenders simultaneously and in accordance with their respective Commitments. The failure of any Lender to make its portion of the Term Loan shall neither relieve any other Lender of its obligation to fund its portion of the Term Loan in accordance with the provisions of this Agreement nor increase the obligation of any such other Lender. Notwithstanding anything herein to the contrary, in the event that any Lender party hereto on the Closing Date fails to provide its portion of the Term Loan on the Closing Date (a "DEFAULTING LENDER"), SAC shall be required to fund such Defaulting Lender's portion of the Term Loan hereunder, provided that SAC shall be entitled to pursue damages against such Defaulting Lender caused by any such Defaulting Lender. A Defaulting Lender shall not be entitled to give instructions to the Agents or to approve, disapprove, consent to or vote on any matters relating to this Agreement and the other Loan Documents. All amendments, waivers and other modifications of this Agreement and the other Loan Documents may be made without regard to a Defaulting Lender and, for purposes of the definition of "Required Lenders", or for any payments or other rights hereunder, a Defaulting Lender shall be deemed not to be a Lender, not to have any Commitment and not to have any Term Loan outstanding.

          (c) The Administrative Agent, without the request of any Borrower, may advance any interest, fee, service charge, or other payment to which any Agent or their Affiliates or any Lender is entitled from the Borrowers pursuant hereto or any other Loan Document and may charge the same to the Loan Account. The Administrative Agent shall advise the Lead Borrower of any such advance or charge promptly after the making thereof. Any amount which is added to the principal balance of the Loan Account as provided in this Section 2.01(c) shall bear interest at the Interest Rate and shall be payable on the Maturity Date.

     2.02. REQUEST FOR BORROWING. The Borrowers hereby request the Term Loan in the aggregate principal amount of $10,000,000 to be made on or about November 9, 2004. The Borrowers hereby agree to use the proceeds of the Term Loan as expressly permitted hereunder.

     2.03. INTENTIONALLY OMITTED.

     2.04. INTENTIONALLY OMITTED.

     2.05. INTENTIONALLY OMITTED.

     2.06. INTENTIONALLY OMITTED.

     2.07. INTENTIONALLY OMITTED.

     2.08. NOTES; REPAYMENT OF TERM LOAN.

          (a) The Term Loan shall be evidenced by this Agreement and/or one or more Notes duly executed on behalf of the Borrowers, dated the Closing Date, in substantially the form attached hereto as Exhibit B, payable to the order of a Lender in the aggregate principal amount equal to the amount of the principal portion of the Term Loan advanced by such Lender plus the amount of interest capitalized thereon in accordance with the terms of this Agreement. The outstanding principal balance of all Obligations shall be payable on the Termination Date (subject to earlier repayment as provided below). The Term Loan (including, without limitation, any interest capitalized thereon and added to the outstanding principal balance of the Term Loan in accordance with the terms hereof) shall bear interest from the date hereof on the outstanding principal balance thereof as set forth in this Article II. Each Lender is hereby authorized by the Borrowers to endorse on a schedule attached to each Note delivered to such Lender (or on a continuation of such schedule attached to such Note and made a part thereof), or otherwise to record in such Lender's internal records, an appropriate notation evidencing the date and amount of the Term Loan from such Lender, each payment and prepayment of principal of such Term Loan, each payment of interest on the Term Loan and the other information provided for on such schedule; PROVIDED, HOWEVER, that the failure of any Lender to make such a notation or any error therein shall not affect the obligation of the Borrowers to repay the Term Loan made by such Lender in accordance with the terms of this Agreement and the applicable Notes.

          (b) Upon receipt of and indemnification reasonably satisfactory to the Borrowers, and an affidavit of a Lender as to the loss, theft, destruction or mutilation of such Lender's Note and upon cancellation of such Note, the Borrowers will issue, in lieu thereof, a replacement Note in favor of such Lender, in the same principal amount thereof and otherwise of like tenor.

          2.09. INTEREST ON TERM LOAN.

               (a) Subject to Section 2.10, the Term Loan shall bear interest (computed on the basis of the actual number of days elapsed over a year of 360 days) on the principal amount thereof from time to time outstanding, from the date of the making of such Term Loan until such principal amount is repaid in full, at a rate per annum equal to 25% (the "INTEREST RATE"), provided that, such interest that has accrued during such period may be capitalized on such Interest Payment Date and added to the outstanding principal amount of the Term Loan. For purposes of this Agreement and the other Loan Documents, the amounts so capitalized hereunder shall bear interest in accordance with this
          Section 2.09 as though such amounts constituted a Term Loan made by the Lenders hereunder.

               (b) Accrued interest on the Term Loan shall be payable monthly in arrears, on the first Business Day of each month (the "INTEREST PAYMENT DATE"), commencing on December 1, 2004, at maturity (whether by acceleration or otherwise), and after such maturity on demand.

               (c) The Borrowers shall repay the entire unpaid balance of the Term Loan (including, without limitation, all capitalized interest thereon) and all accrued and unpaid interest thereon on the Termination Date.

     2.10. DEFAULT INTEREST. Effective upon the occurrence of any Event of Default and at all times thereafter while such Event of Default is continuing, at the option of the Administrative Agent or upon the direction of the Required Lenders, interest shall accrue on the outstanding Term Loan (after as well as before judgment, as and to the extent permitted by law) at a rate per annum equal to the rate in effect from time to time plus three (3) % per annum, and such interest shall be payable on demand, provided that, if as a result of the provisions of the Working Capital Intercreditor Agreement, an Event of Default hereunder is required to be waived as a result of the requisite Working Capital Lenders waiving a counterpart event of default arising under the Working Capital Loan Documents and the requisite Lenders would not otherwise waive such Event of Default in the exercise of their sole discretion, then such waiver shall not be deemed a waiver of such Event of Default solely for purposes of imposing the default rate of interest that is otherwise permitted to be imposed in accordance with this Section 2.10.

     2.11. INTENTIONALLY OMITTED.

     2.12. INTENTIONALLY OMITTED.

     2.13. INTENTIONALLY OMITTED.

     2.14. INTENTIONALLY OMITTED.

     2.15. INTENTIONALLY OMITTED.

     2.16. TERMINATION OF COMMITMENTS.

           The Total Commitment shall terminate upon the funding of the Term Loan in accordance with the terms herein.

     2.17. INTENTIONALLY OMITTED.

     2.18. INTENTIONALLY OMITTED.

     2.19. MANDATORY PREPAYMENT.

          (a) Subject to the Working Capital Intercreditor Agreement, the Borrowers will immediately prepay all Obligations in the event that the Working Capital Credit Agreement is terminated for any reason and either
     (i) the Working Capital Credit Agreement is not replaced with another credit agreement, the terms and conditions of which are no less favorable to the Loan Parties, the Agents and the Lenders than the Working Capital Credit Agreement (as determined by the Agents in their discretion) or (ii) the lenders and agents party to such new credit agreement are not reasonably acceptable to the Agents and the Required Lenders.

          (b) Upon the Termination Date, the credit facility provided hereunder shall be terminated in full and, subject to the Working Capital Intercreditor Agreement, the Borrowers shall pay, in full and in cash, the outstanding Term Loan and all other outstanding Obligations.

     2.20. OPTIONAL PREPAYMENT OF TERM LOAN. Subject to the Working Capital Intercreditor Agreement, the Borrowers may upon at least five (5) Business Days' prior written notice to the Administrative Agent, prepay without penalty or premium, all or any portion of the principal balance of the Term Loan. Each prepayment made pursuant to this Section 2.20 shall be accompanied by the payment of accrued interest to the date of such payment on the amount prepaid.

     2.21. MAINTENANCE OF LOAN ACCOUNT; STATEMENTS OF ACCOUNT.

          (a) The Administrative Agent shall maintain an account on its books in the name of the Borrowers (the "LOAN ACCOUNT") which will reflect the Term Loan and any and all other Obligations that have become payable.

          (b) The Loan Account will be credited with all amounts received by the Administrative Agent from the Borrowers or otherwise for the Borrowers' account, and the amounts so credited shall be applied as set forth in
     Section 2.23(a). After the end of each month, the Administrative Agent shall send to the Lead Borrower a statement accounting for the charges, loans, advances and other transactions occurring among and between the Administrative Agent, the Lenders and the Borrowers during that month. The monthly statements shall, absent manifest error, be final, conclusive and binding on the Borrowers.

     2.22. CASH RECEIPTS.

          (a) Borrowers shall take all actions necessary to maintain, preserve and protect the rights and interests of the Agents with respect to all cash deposits of Borrowers and their Subsidiaries and all other proceeds of Collateral and shall not, after a

     Cash Dominion Event without the Agents' prior written consent, open or maintain any deposit or other bank account, or instruct their Subsidiaries' account debtors or credit card processors to make payment to any account other than a dominion account, lockbox account or other controlled account under the Working Capital Administrative Agent's control, provided that the Borrowers may maintain bank accounts that in the aggregate have balances of $2,500 or less.

          (b) Borrowers shall, and shall cause each of their Subsidiaries to, comply with the cash management provisions of the Working Capital Credit Agreement (or any successor or replacement agreement acceptable to Agent), including, without limitation, Section 2.22 of the Working Capital Credit Agreement (as in effect on the date hereof), PROVIDED THAT, if the Working Capital Credit Agreement shall have been terminated and Borrowers shall not have entered into a successor or replacement agreement acceptable to Agents, then Borrowers shall, and shall cause each of their Subsidiaries to, enter into control agreements, cash management agreements, lockbox agreements and other similar agreements in form and substance and reasonably satisfactory to Agents and Lead Borrower.

     2.23. APPLICATION OF PAYMENTS.

          (a) Subject to the Working Capital Intercreditor Agreement, as long as no Cash Dominion Event has occurred and is continuing, and no Event of Default has occurred and is continuing, and the Obligations have not been accelerated, subject to the provisions of Sections 2.19 and 2.20, all amounts received by the Agents from any source shall be applied to the Obligations as the Administrative Agent and the Lead Borrower may agree. Subject to the provisions of Section 2.20, if a Cash Dominion Event has occurred and is continuing, as long as the Obligations have not been accelerated (in which event the provisions of Section 6.02 of the Security Agreement shall apply), all amounts received by any Agent or any Lender from any source, shall be applied to the Obligations in the following order: FIRST, to pay interest due and payable on the Term Loan and to pay fees and expense reimbursements and indemnification then due and payable to the Administrative Agent, the Collateral Agent, and the Lenders; until paid in full SECOND, to repay all amounts outstanding under the Term Loan, until paid in full; THIRD, to pay all other Obligations that are then outstanding and then due and payable.

          (b) For purposes of the foregoing, "PAID IN FULL" means payment of all amounts owing under the Loan Documents according to the terms thereof, including loan fees, service fees, professional fees, interest (and specifically including interest accrued after the commencement of any Insolvency Proceeding), default interest, interest on interest, and expense reimbursements, whether or not the same would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

          (c) In the event of a direct conflict between the priority provisions of this Section 2.23 and other provisions contained in any other Loan Document, it is the intention of the parties hereto that such priority provisions in such documents shall be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.23 shall control and govern (subject to the Working Capital Intercreditor Agreement).

     2.24. INTENTIONALLY OMITTED.

     2.25. INTENTIONALLY OMITTED.

     2.26. PAYMENTS; SHARING OF SETOFF.

          (a) The Borrowers shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or amounts payable under Section 2.27 or otherwise) prior to 12:00 noon, New York time, on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at SAC's offices at 72 Cummings Point Road, Stamford, Connecticut 06902 (or such other office or offices of the Administrative Agent as may be designated in writing from time to time by the Administrative Agent to the Lead Borrower). The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in U.S. dollars.

          (b) All funds received by and available to the Administrative Agent to pay principal, interest and fees then due hereunder, shall be applied in accordance with the provisions of Section 2.23(a) hereof or Section 6.02 of the Security Agreement, as applicable, ratably among the parties entitled thereto.

          (c) Unless the Administrative Agent shall have received notice from the Lead Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

          (d) If any Lender shall fail to make any payment required to be made by it pursuant to this Agreement, then the Administrative Agent may, in its discretion

     (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

     2.27. TAXES.

          (a) Any and all payments by or on account of any obligation of the Borrowers hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes, PROVIDED THAT if the Borrowers shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions for Indemnified Taxes (including deductions for Indemnified Taxes applicable to additional sums payable under this Section) the Agents or such Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrowers shall make such deductions, and (iii) the Borrowers shall pay the full amount deducted to the relevant Governmental Authority in accordance with Applicable Law.

          (b) In addition, the Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

          (c) The Borrowers shall indemnify the Agents and each Lender within ten (10) Business Days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Agents or such Lender, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrowers hereunder or under any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Lead Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of an Agent or a Lender setting forth in reasonable detail the manner in which such amount was determined, shall be conclusive absent manifest error.

          (d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrowers to a Governmental Authority, the Borrowers shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

          (e) Any Foreign Lender that is entitled to an exemption from or reduction in U.S. Federal withholding tax shall deliver to the Lead Borrower and the Administrative Agent two copies of either United States Internal Revenue Service Form W-8BEN, W-8IMY or Form W-8ECI, or any subsequent versions thereof or successors thereto, or, in the case of a Foreign Lender claiming exemption from U.S. Federal withholding tax under
     Section 871(h) or 881(c) of the Code with respect to payments of "PORTFOLIO INTEREST", a (i) Form W-8BEN, W-8IMY or any subsequent versions thereof or successors thereto and (ii) a certificate representing that such Foreign Lender is not
     (A) a bank extending credit pursuant to this Agreement and that has entered into this Agreement in the ordinary course of its trade or business as described in Section 881(c)(3)(A) of the Code, (B) is not a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of any Borrower and (C) is not a controlled foreign corporation related to any Borrower (within the meaning of Section 864(d)(4) of the Code)), properly completed and duly executed by such Foreign Lender claiming, as applicable, complete exemption from, or reduced rate of, U.S. Federal withholding tax on payments by the Borrowers under this Agreement and the other Loan Documents. Such forms shall be delivered by each Foreign Lender on or before the date it becomes a party to this Agreement (or, in the case of a transferee that is a participation holder, on or before the date such participation holder becomes a transferee hereunder) and on or before the date, if any, such Foreign Lender changes its applicable lending office by designating a different lending office (a "NEW LENDING OFFICE"). In addition, each Foreign Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Foreign Lender. Notwithstanding any other provision of this Section 2.27(e), a Foreign Lender shall not be required to deliver any form pursuant to this
     Section 2.27(e) that such Foreign Lender is not legally able to deliver.

          (f) Upon the request of the Lead Borrower, any Lender that is not a Foreign Lender shall deliver to the Lead Borrower two copies of United States Internal Revenue Service Form W-9 or any subsequent versions thereof or successors thereto, properly completed and duly executed. If any Lender fails to deliver Form W-9 or any subsequent versions thereof or successors thereto as required herein, then the Borrowers may withhold from any payment to such party an amount equivalent to the applicable backup withholding Tax imposed by the Code, without reduction.

          (g) The Borrowers shall not be required to indemnify any Lender or to pay any additional amounts to any Lender in respect of U.S. Federal withholding tax pursuant to paragraph (a) or (c) above to the extent that the obligation to pay such additional amounts would not have arisen but for a failure by such Lender to comply with the provisions of paragraphs (e) or
     (f) above. Should a Lender become subject to Taxes because of its failure to deliver a form required hereunder, the Borrowers shall, at such Lender's expense, take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

          (h) Each of the Lenders agrees that upon the occurrence of any circumstances entitling such party to indemnification or additional amounts pursuant to Section 2.27(a) or (c), such party shall use reasonable efforts to take any action (including designating a new lending office and signing any prescribed forms or other documentation appropriate in the circumstances) if such action would reduce or eliminate any Tax (including penalties or interest, as applicable) with respect to which such indemnification or additional amounts may thereafter accrue.

          (i) If any Lender (or any partner of a Lender that is a pass-through entity for tax purposes) reasonably determines that it has actually and finally realized, by reason of a refund, deduction or credit of any Taxes paid or reimbursed by the Borrowers pursuant to subsection (a) or (c) above in respect of payments under the Loan Documents, a current monetary benefit that it would otherwise not have obtained and that would result in the total payments under this Section
     2.27 exceeding the amount needed to make such Lender whole, such Lender shall pay to the Lead Borrower, with reasonable promptness following the date upon which it actually realizes such benefit, an amount equal to the lesser of the amount of such benefit or the amount of such excess, in each case net of all out-of-pocket expenses incurred in securing such refund, deduction or credit.

     2.28. SECURITY INTERESTS IN COLLATERAL. To secure their Obligations under this Agreement and the other Loan Documents, the Loan Parties shall grant to the Collateral Agent, for its benefit and the ratable benefit of the other Secured Parties, a security interest in all of the Collateral pursuant to the Security Documents.

     2.29. MITIGATION OBLIGATIONS; REPLACEMENT OF LENDERS.

          (a) If the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.27, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking the Term Loan hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.27 in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment; PROVIDED, HOWEVER, that the Borrowers shall not be liable for such costs and expenses of a Lender requesting compensation if (i) such Lender becomes a party to this Agreement on a date after the Closing Date and (ii) the relevant Change in Law occurs on a date prior to the date such Lender becomes a party hereto.

          (b) If the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.27, or if any Lender defaults in its obligation to fund the Term Loan hereunder, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent by the Lead Borrower, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.06), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), PROVIDED that (i) the Lead Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld,
     (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Term Loan, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any payments required to be made pursuant to Section 2.27, such assignment will result in a reduction in such payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     Each Loan Party represents and warrants to the Agents and the Lenders that:

     3.01. ORGANIZATION; POWERS. Each Loan Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

     3.02. AUTHORIZATION; ENFORCEABILITY. The transactions contemplated hereby and by the other Loan Documents to be entered into by each Loan Party are within such Loan Party's corporate or partnership and other powers, as applicable, and have been duly authorized by all necessary corporate and, if required, stockholder action. This Agreement has been duly executed and delivered by each Loan Party that is a party hereto and constitutes, and each other Loan Document to which any Loan Party is a party, when executed and delivered by such Loan Party will constitute, a legal, valid and binding obligation of such Loan Party (as the case may be), enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

     3.03. GOVERNMENTAL APPROVALS; NO CONFLICTS. The transactions to be entered into contemplated by the Loan Documents (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except for such as have been obtained or made and are in full force and effect and except filings and recordings necessary to perfect Liens created under the Loan Documents, (b) will not violate any Applicable Law or the Organizational Documents of any Loan Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or its assets, or give rise to a right thereunder to require any payment to be made by any Loan Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party, except Liens created under the Loan Documents.

     3.04. FINANCIAL CONDITION. The Lead Borrower has heretofore furnished to the Lenders the Consolidated balance sheet, and statements of income, stockholders' equity, and cash flows for the Lead Borrower and its Subsidiaries as of and for the Fiscal Year ending January 31, 2004, certified by a Financial Officer of the Lead Borrower. Such financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Lead Borrower and its Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year end audit adjustments and the absence of footnotes. Since July 31, 2004, there have been no changes in the assets, liabilities, financial condition, or business of the Lead

Borrower and its Subsidiaries other than changes in the ordinary course of business, the effect of which has had a Material Adverse Effect.

     3.05. PROPERTIES.

          (a) Except as disclosed in Schedules 3.05(c)(i) and 3.05(c)(ii), each Loan Party has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for defects which could not reasonably be expected to have a Material Adverse Effect.

          (b) Each Loan Party owns, or is licensed to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by the Loan Parties does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

          (c) Schedule 3.05(c)(i) sets forth the address (including county) of all Real Estate that is owned by the Loan Parties, together with a list of the holders of any mortgage or other Lien thereon as of the Closing Date.
     Schedule 3.05(c)(ii) sets forth the address (including county) of all Leases of the Loan Parties, together with a list of the holders of any mortgage or other Lien on any Borrower's interest in such Lease as of the Closing Date. Each of such Leases is in full force and effect and the Loan Parties are not in default of the terms thereof.

     3.06. LITIGATION AND ENVIRONMENTAL MATTERS.

          (a) There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrowers, threatened against or affecting any Loan Party (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents.

          (b) Except for the matters set forth on SCHEDULE  3.06,  no Loan Party
     (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability,
     (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

          (c) Since the date of this Agreement, there has been no change in the status of the matters set forth on SCHEDULE 3.06 that, individually or in the aggregate, has resulted in, or could reasonably be expected to result in, a Material Adverse Effect.

     3.07. COMPLIANCE WITH LAWS AND AGREEMENTS. Each Loan Party is in compliance with all Applicable Law and all indentures, material agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing.

     3.08. INVESTMENT AND HOLDING COMPANY STATUS. No Loan Party is (a) an "INVESTMENT COMPANY" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "HOLDING COMPANY" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

     3.09. TAXES. Except as set forth on Schedule 3.09 hereto, each Loan Party has timely filed or caused to be filed all federal and state Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings, for which such Loan Party has set aside on its books adequate reserves, and as to which no Lien has been filed, or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

     3.10. ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No.
87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans.

     3.11. DISCLOSURE. The Borrowers have disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which any Loan Party is subject, and all other matters known to any of them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of any of the reports, financial statements, certificates or other written information furnished by or on behalf of any Loan Party to the Administrative Agent, Collateral Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     3.12. SUBSIDIARIES.

          (a) SCHEDULE 3.12 sets forth the name of, and the ownership interest of each Loan Party in each Subsidiary as of the Closing Date. There is no other capital stock or ownership interest of any class outstanding as of the Closing Date. The Loan Parties are not party to any joint venture, general or limited partnership, or limited liability company, agreements or any other business ventures or entities as of the Closing Date.

          (b) The Lead Borrower and its Subsidiaries have received the consideration for which the capital stock and other ownership interests was authorized to be issued and have otherwise complied with all legal requirements relating to the authorization and issuance of shares of stock and other ownership interests, and all such shares and ownership interests are validly issued, fully paid, and non-assessable.

          (c) WSCC Buying, Inc. does not (i) engage in any business  activities,
     (ii) have any assets, and (iii) have any liabilities or obligations.

     3.13. INSURANCE. Schedule 3.13 sets forth a description of all insurance maintained by or on behalf of the Loan Parties and their Subsidiaries. Each of such policies is in full force and effect. All premiums in respect of such insurance that are due and payable have been paid.

     3.14. LABOR MATTERS. There are no strikes, lockouts or slowdowns against any Loan Party pending or, to the knowledge of the Borrowers, threatened. The hours worked by and payments made to employees of the Loan Parties have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters to the extent that any such violation could reasonably be expected to have a Material Adverse Effect. All payments due from any Loan Party, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such member. The consummation of the transactions contemplated by the Loan Documents will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Loan Party is bound.

     3.15. SECURITY DOCUMENTS. The Security Documents create in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral, and the Security Documents constitute the creation of a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties thereunder in such Collateral, in each case prior and superior in right to any other Person (other than Permitted Encumbrances having priority under Applicable Law or Liens in favor of the Working Capital Agents for the benefit of the Working Capital Lenders expressly permitted under clause (g) of the definition of the term "PERMITTED ENCUMBRANCES").

     3.16.  FEDERAL RESERVE REGULATIONS.

          (a) No Loan Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

          (b) No part of the proceeds of the Term Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to buy or carry Margin Stock or to extend credit to others for the purpose of buying or carrying Margin Stock or to refund indebtedness originally incurred for such purpose or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board, including Regulation U or X.

     3.17. SOLVENCY. The Loan Parties, on a Consolidated basis, are Solvent. No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan

Documents with the intent to hinder, delay, or defraud either present or future creditors of any Loan Party.

                                   ARTICLE IV

                                   CONDITIONS

     4.01. CLOSING DATE. The obligation of the Lenders to make the Term Loan on the Closing Date, is subject to the following conditions precedent:

          (a) The Agents (or their counsel) shall have received from each party hereto either (i) a counterpart of this Agreement and all other Loan Documents (including, without limitation, the Security Documents, together with copies of all schedules to such Loan Documents ) signed on behalf of such party or (ii) written evidence satisfactory to the Agents (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and all other Loan Documents.

          (b) The Agents shall have received a favorable written opinion (addressed to each Agent and the Lenders and dated the Closing Date) of Akin Gump Strauss Hauer & Feld LLP, counsel for the Loan Parties, and covering such matters relating to the Loan Parties, the Loan Documents or the transactions contemplated thereby as the Agents shall reasonably request. The Borrowers hereby request such counsel to deliver such opinion.

          (c) The Agents shall have received such documents, resolutions and certificates as the Agents or their counsel may reasonably request relating to the organization, existence and good standing of each Loan Party (including, without limitation, a copy of the Organizational Documents of each Loan Party (other than Wet Seal GC, Inc.) certified as of a recent date by the appropriate official of the state of organization of each Loan Party), the authorization of the transactions contemplated by the Loan Documents and any other legal matters relating to the Loan Parties, the Loan Documents or the transactions contemplated thereby, all in form and substance reasonably satisfactory to the Agents and their counsel.

          (d) After giving effect to the making of the Term Loan, and all then held checks, accounts payable which are beyond credit terms then accorded the Borrowers, and overdrafts, Excess Availability shall be not less than $20,000,000. The Agents shall have received a Borrowing Base Certificate (as defined in the Working Capital Credit Agreement) dated the Closing Date, relating to the most recent week ending on November 6, 2004, and executed by a Financial Officer of the Lead Borrower, evidencing such calculation.

          (e) The Agents shall have received a certificate, reasonably satisfactory in form and substance to the Agents, (i) with respect to the Solvency of the Loan Parties as of the Closing Date, and (ii) certifying that, as of the Closing Date, the representations and warranties made by the Loan Parties in the Loan Documents and otherwise are true and complete and that no Default or Event of Default exists.

          (f) All of the Loan Parties' accounts payable and Taxes then due and owing shall be paid currently, other than those amounts subject to the good faith dispute of the Loan Parties.

          (g) The corporate structure and organization of the Loan Parties shall be reasonably satisfactory to the Administrative Agent, and the Administrative Agent shall be reasonably satisfied that all Loan Parties are Solvent as of the Closing Date, and are left with capital sufficient to operate, and that all transactions and conditions required to consummate the closing and post closing will not be subject to a successful claim of fraudulent conveyance.

          (h)  All  necessary   consents  and  approvals  to  the   transactions
     contemplated hereby shall have been obtained and shall be reasonably satisfactory to the Agents.

          (i) The Agents shall be reasonably satisfied that any financial statements delivered to them fairly present the business and financial condition of the Lead Borrower and its Subsidiaries, and that there has been no material adverse change in the assets, business, financial condition, income or prospects of the Lead Borrower and its Subsidiaries since the date of the most recent financial information delivered to the Agents.

          (j) The Administrative Agent and the Lenders shall have received and be reasonably satisfied with such information (financial or otherwise) reasonably requested by the Administrative Agent.

          (k) There shall not be pending any litigation or other proceeding, the result of which could reasonably be expected to have a Material Adverse Effect.

          (l) There shall not have occurred any default of any material contract or agreement of any Loan Party which could reasonably be expected to have a Material Adverse Effect.

          (m) The Collateral Agent shall have received all documents and instruments, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Collateral Agent to be filed, registered or recorded to create or perfect the Liens intended to be created under the Loan Documents and all such documents and instruments shall have been so filed, registered or recorded to the satisfaction of the Collateral Agent.

          (n) Intentionally Omitted.

          (o) Intentionally Omitted.

          (p) All fees, costs and expenses incurred by the Agents in connection with the establishment of the credit facility contemplated hereby (including the fees and expenses of counsel to the Agents) shall have been paid in full.

          (q) The consummation of the transactions contemplated hereby shall not
     (a) violate any Applicable Law or (b) conflict with, or result in a default or event of default under, any material agreement of any Loan Party. No event shall exist which is, or solely with the passage of time, the giving of notice or both, would be a default under any material agreement of any Loan Party.

          (r) The Agents shall have received a fully executed counterpart of the Working Capital Intercreditor Agreement.

          (s) The Agents shall have received fully executed copies of the Working Capital Credit Agreement and the other Working Capital Loan Documents, including, without limitation, an amendment and waiver, dated as of the Closing Date, to the Working Capital Loan Documents, in form and substance satisfactory to the Agents, together with a certificate of the chief financial officer of each Loan Party certifying that such Working Capital Loan Documents remain in full force and effect and that no Loan Party is in breach or default in any of its obligations thereunder.

          (t) There shall have been delivered to the Administrative Agent such additional instruments and documents as the Agents or counsel to the Agents reasonably may require or request.

          (u) The Agent shall have received a fully executed counterpart of the Disbursement Letter.

The Administrative Agent shall notify the Lead Borrower and the Lenders of the Closing Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make the Term Loan hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived by the Administrative Agent in writing) at or prior to 12:00 noon, New York time, on November 11, 2004 (and, in the event such conditions are not so satisfied or waived, this Agreement shall terminate at such time).


                                   ARTICLE V

                              AFFIRMATIVE COVENANTS

     Until the principal of and interest on the Term Loan shall have been paid in full, each Loan Party covenants and agrees with the Agents and the Lenders that:

     5.01. FINANCIAL STATEMENTS AND OTHER INFORMATION. The Lead Borrower will furnish to the Agents and the Lenders:


          (a) within ninety (90) days after the end of each Fiscal Year of the Lead Borrower, its Consolidated balance sheet and related statements of operations (and consolidated statements of operations breaking out operating divisions), stockholders' equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all audited and reported on by independent public accountants of recognized national standing (without a "GOING

     CONCERN" or like qualification or exception and without a qualification or exception as to the scope of such audit) to the effect that such Consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Lead Borrower and its Subsidiaries on a Consolidated basis in accordance with GAAP consistently applied;

          (b) within forty-five (45) days after the end of each Fiscal Quarter of the Lead Borrower, its Consolidated balance sheet and related statements of operations (and consolidated statements of operations breaking out operating divisions), stockholders' equity and cash flows, as of the end of and for such Fiscal Quarter and the elapsed portion of the Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all certified by one of its Financial Officers as presenting in all material respects the financial condition and results of operations of the Lead Borrower and its Subsidiaries on a Consolidated basis in accordance with GAAP consistently applied, subject to normal year end audit adjustments and the absence of footnotes;

          (c) within thirty (30) days after the end of each fiscal month of the Lead Borrower, its Consolidated balance sheet and related statements of operations (and consolidated statements of operations breaking out operating divisions), stockholders' equity and cash flows, as of the end of and for such fiscal month and the elapsed portion of the Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year and the figures as set forth in the business plan delivered pursuant to Section 5.01(e) hereof, all certified by one of its Financial Officers as presenting in all material respects the financial condition and results of operations of the Lead Borrower and its Subsidiaries on a Consolidated basis in accordance with GAAP consistently applied, subject to normal year end audit adjustments and the absence of footnotes;

          (d) concurrently with any delivery of financial statements under clause (a), (b), or (c) above, a certificate of a Financial Officer of the Lead Borrower in the form of Exhibit D (i) certifying as to whether a Default or Event of Default has occurred and, if a Default or Event of Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, and (ii) setting forth reasonably detailed calculations (A) with respect to the average Excess Availability for such period, and (B) demonstrating compliance with Section 6.11, and (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the Lead Borrower's audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

          (e) within thirty (30) days after the commencement of each Fiscal Year of the Lead Borrower, a preliminary business plan, and within ninety (90) days after the commencement of each Fiscal Year of the Lead Borrower, a final business plan, including a detailed Consolidated budget by month for such Fiscal Year (including a projected Consolidated balance sheet and related statements of projected operations and cash flow as of the end of and for such Fiscal Year);

          (f) on Wednesday of each week, (i) a Borrowing Base Certificate (as defined in the Working Capital Credit Agreement) showing the Borrowing Base and Term Loan Borrowing Base as of the close of business on the immediately preceding Saturday, and (ii) if the Borrowing Base (as defined in the Working Capital Credit Agreement as in effect on the Closing Date), the Term Loan Borrowing Base (as defined in the Working Capital Credit Agreement as in effect on the Closing Date) or any component definition thereof (as in effect on the Closing Date) shall be modified after the Closing Date, an additional Borrowing Base Certificate (as defined in the Working Capital Credit Agreement as in effect on the date hereof) showing the Borrowing Base (as defined, together with any component definition used therein, in the Working Capital Credit Agreement as in effect on the Closing Date) and Term Loan Borrowing Base (as defined, together with any component definition used therein, in the Working Capital Credit Agreement as in effect on the Closing Date) as of the close of business on the immediately preceding Saturday, in each case of clauses (i) and (ii) above, each such Borrowing Base Certificate to be certified as complete and correct on behalf of the Borrowers by a Financial Officer of the Lead Borrower;

          (g) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed in final form by any Loan Party with the Securities and Exchange Commission (including, without limitation, Forms 10K and 10Q but excluding any registration statement on Form S-8 or its equivalent), or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, as the case may be;

          (h) promptly upon receipt thereof, copies of all reports submitted to any Loan Party by independent certified public accountants in connection with each annual, interim or special audit of the books of the Loan Parties or any of their Subsidiaries made by such accountants, including any management letter commenting on the Loan Parties' internal controls submitted by such accountants to management in connection with their annual audit;

          (i) the financial and collateral reports described on SCHEDULE 5.01(I) hereto, at the times set forth in such Schedule;

          (j) notice of any intended sale or other disposition of any material portion of the assets of any Loan Party permitted hereunder or incurrence of any material amount of Indebtedness permitted hereunder at least thirty
     (30) Business Days prior to the date of consummation of such sale or disposition or the incurrence of such Indebtedness;

          (k) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of any Loan Party, or compliance with the terms of any Loan Document, as the Agents or any Lender (acting through an Agent) may reasonably request; and

          (l) within ten (10) Business Days prior thereto, notice of any anticipated change in any senior management of any of the Borrowers.

     5.02. NOTICES OF MATERIAL EVENTS. The Lead Borrower will furnish to the Agents prompt written notice of the following:

          (a) the occurrence of any Default or Event of Default (including, without limitation, any Default or Event of Default under any Working Capital Loan Document);

          (b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting any Loan Party or any Affiliate thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

          (c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

          (d) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect;

          (e) any change in any Loan Party's chief executive officer, chief financial officer or chairman;

          (f)  the  discharge  by any  Loan  Party  of its  present  independent
     accountants  or  any   withdrawal  or   resignation  by  such   independent
     accountants;

          (g) any failure by any Loan Party to pay rent at any of such Loan Party's locations, which failure continues for more than ten (10) days following the day on which such rent first came due if the result of such failure would be reasonably likely to result in a Material Adverse Effect;

          (h) any  collective  bargaining  agreement or other labor  contract to
     which  a  Loan  Party  becomes  a  party,   or  the   application  for  the
     certification of a collective bargaining agent; and

          (i) the filing of any Lien for unpaid Taxes against any Loan Party.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Lead Borrower setting forth the details of the event or development requiring such notice and, if applicable, any action taken or proposed to be taken with respect thereto.

     5.03. INFORMATION REGARDING COLLATERAL. The Lead Borrower will furnish to the Agents at least ten (10) days' prior written notice of any change (i) in any Loan Party's corporate name or in any trade name used to identify it in the conduct of its business or in the ownership of its properties, (ii) in the location of any Loan Party's chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility),
(iii) in any Loan Party's corporate structure or jurisdiction of incorporation or formation, or (iv) in any Loan Party's Federal Taxpayer Identification Number or organizational identification number assigned to it by its state of organization. The Borrowers also agree promptly to notify the Agents if any material portion of the Collateral is damaged or destroyed.

     5.04. EXISTENCE; CONDUCT OF BUSINESS. Each Loan Party will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to comply with its respective Organizational Documents, as applicable, and to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names material to the conduct of its business, PROVIDED THAT the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03.

     5.05. PAYMENT OF OBLIGATIONS. Each Loan Party will, and will cause each of the Subsidiaries to, pay its Indebtedness and other obligations, including Tax liabilities, and claims for labor, materials, or supplies, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Loan Party or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP, (c) such contest effectively suspends collection of the contested obligation and enforcement of any Lien securing such obligation, (d) no Lien has been filed with respect thereto, and (e) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

     5.06. MAINTENANCE OF PROPERTIES. Each Loan Party will, and will cause each of the Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted and with the exception of store closings and asset dispositions permitted hereunder.

     5.07. INSURANCE.

          (a) Each Loan Party shall (i) maintain insurance with financially sound and reputable insurers reasonably acceptable to the Administrative Agent (or, to the extent consistent with prudent business practice, a program of self-insurance) on such of its property and in at least such amounts and against at least such risks as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death occurring upon, in or about or in connection with the use of any properties owned, occupied or controlled by it (including the insurance required pursuant to the Security Documents); (ii) maintain such other insurance as may be required by law; and (iii) furnish to the Administrative Agent, upon written request, full information as to the insurance carried.

          (b) Fire and extended coverage policies maintained with respect to any Collateral shall be endorsed or otherwise amended to include (i) a non-contributing mortgage clause (regarding improvements to real property) and lenders loss payable clause (regarding personal property), in form and substance reasonably satisfactory to the Collateral Agent, which endorsements or amendments shall provide that the insurer shall pay all proceeds otherwise payable to the Loan Parties under the policies directly to the Collateral Agent (or its designee), (ii) a provision to the effect that none of the Loan

     Parties, the Administrative Agent, the Collateral Agent, or any other party shall be a coinsurer and (iii) such other provisions as the Collateral Agent may reasonably require from time to time to protect the interests of the Lenders. Commercial general liability policies shall be endorsed to name the Collateral Agent as an additional insured. Business interruption policies shall name the Collateral Agent as a loss payee and shall be endorsed or amended to include (i) a provision that, from and after the Closing Date, the insurer shall pay all proceeds otherwise payable to the Loan Parties under the policies directly to the Working Capital Administrative Agent or the Working Capital Collateral Agent (or after the Working Capital Indebtedness shall have been paid in full and the Working Capital Revolver Commitment shall have been terminated, the Administrative Agent or the Collateral Agent), which amounts shall be released to the Borrowers PROVIDED that, no Event of Default or Cash Dominion Event has occurred and is then continuing (subject to the Working Capital Intercreditor Agreement), (ii) a provision to the effect that none of the Loan Parties, the Administrative Agent, the Collateral Agent or any other party shall be a co-insurer and (iii) such other provisions as the Collateral Agent may reasonably require from time to time to protect the interests of the Lenders. Each such policy referred to in this paragraph also shall provide that it shall not be canceled, modified or not renewed
     (i) by reason of nonpayment of premium except upon not less than 10 days' prior written notice thereof by the insurer to the Collateral Agent (giving the Collateral Agent the right to cure defaults in the payment of premiums) or (ii) for any other reason except upon not less than 30 days' prior written notice thereof by the insurer to the Collateral Agent. The Lead Borrower shall deliver to the Collateral Agent, prior to the cancellation, modification or nonrenewal of any such policy of insurance, a copy of a renewal or replacement policy (or other evidence of renewal of a policy previously delivered to the Collateral Agent, including an insurance binder) together with evidence reasonably satisfactory to the Collateral Agent of payment of the premium therefor.

     5.08. CASUALTY AND CONDEMNATION. The Borrowers will furnish to the Agents and the Lenders prompt written notice of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any interest in a material portion of the Collateral under power of eminent domain or by condemnation or similar proceeding.

     5.09.  BOOKS  AND  RECORDS;   INSPECTION  AND  AUDIT  RIGHTS;   APPRAISALS;
ACCOUNTANTS.

          (a) Each Loan Party will, and will cause each of the Subsidiaries to, keep proper books of record and account in accordance with GAAP and in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Each Loan Party will, and will cause each of the Subsidiaries to, permit any representatives designated by any Agent, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, PROVIDED THAT Lead Borrower shall be furnished the opportunity to participate in any such discussions.

          (b) Each Loan Party will, and will cause each of the Subsidiaries to, from time to time upon the request of the Collateral Agent or the Required Lenders and after reasonable prior notice, permit any Agent or professionals (including investment bankers, consultants, accountants, lawyers and appraisers) retained by the Agents to conduct appraisals, commercial finance examinations and other evaluations, including, without limitation, of (i) the Borrowers' practices in the computation of the
     Borrowing Base and (ii) the assets included in the Borrowing Base and related financial information such as, but not limited to, sales, gross margins, payables, accruals and reserves, and pay the reasonable fees and expenses of the Agents or such professionals with respect to such evaluations and appraisals. Without limiting the foregoing, the Loan Parties acknowledge that the Agents may undertake up to four (4) inventory appraisals and four (4) commercial finance examinations each Fiscal Year after the Closing Date, at the Loan Parties' expense. Notwithstanding the foregoing, the Agents may cause additional appraisals and commercial finance examinations to be undertaken as they in their reasonable discretion deem necessary or appropriate, or as may be required by Applicable Law, PROVIDED THAT the Loan Parties shall not be obligated to pay for any such additional appraisals and commercial finance examinations unless (i) an Event of Default has occurred and is continuing, or (ii) Excess Availability is at any time less than the greater of (A) forty percent (40%) of the lesser of the Borrowing Base or the Term Loan Borrowing Base at the time of calculation, or (B) $20,000,000, in which case all such additional appraisals and commercial finance examinations shall be at the expense of the Borrowers.

          (c) The Loan Parties shall, at all times, retain independent certified public accountants who are reasonably satisfactory to the Administrative Agent and instruct such accountants to cooperate with, and be reasonably available to, the Administrative Agent or its representatives to discuss the Loan Parties' financial performance, financial condition, operating results, controls, and such other matters, within the scope of the retention of such accountants, as may be raised by the Administrative Agent, provided that Lead Borrower shall be furnished the opportunity to participate in any such discussions.

          (d) The foregoing rights under this Section 5.09 shall in all cases be subject to the Working Capital Intercreditor Agreement.

     5.10. PHYSICAL INVENTORIES.

          Subject to the Working Capital Intercreditor Agreement:

          (a) The Collateral Agent at the expense of the Loan Parties, may participate in and/or observe each physical count and/or inventory of so much of the Collateral as consists of Inventory which is undertaken on behalf of the Borrowers so long as such participation does not disrupt the normal inventory schedule or process.

          (b) The Borrowers, at their own expense, shall cause not less than one physical inventory per location of the Borrowers' Inventory in each twelve
     (12) month period during which this Agreement is in effect, conducted by nationally recognized inventory takers and using practices consistent with practices in effect on the date hereof, provided, however, if no Cash Dominion Event has occurred, the Borrowers shall not be required to engage nationally recognized inventory takers to conduct such physical inventories.

          (c) The Lead Borrower shall provide the Collateral Agent with the preliminary Inventory levels at each of each Borrower's stores within ten
     (10) days following the completion of such inventory.

          (d) The Lead Borrower, within forty-five (45) days following the completion of such inventory, shall provide the Collateral Agent with a reconciliation of the results of each such inventory (as well as of any other physical inventory undertaken by the Borrowers) and shall post such results to the Borrowers' stock ledger and general ledger, as applicable.

          (e) The Collateral Agent, in its discretion, if any Event of Default exists, may, and shall at the Required Lenders' direction, cause such additional inventories to be taken as the Collateral Agent determines (each, at the expense of the Borrowers).

     5.11. COMPLIANCE WITH LAWS. Each Loan Party will, and will cause each of the Subsidiaries to, comply with all Applicable Laws, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

     5.12. USE OF PROCEEDS. The proceeds of the Term Loan will be used only (a) to finance the acquisition of working capital assets of the Borrowers, including the purchase of inventory, in the ordinary course of business, (b) for general corporate purposes and, (c) to pay the Purchase Price under and as defined in the Securities Purchase Agreement. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations U and X.

     5.13. ADDITIONAL SUBSIDIARIES. If any additional Subsidiary of any Loan Party is formed or acquired after the Closing Date, the Lead Borrower will notify the Agents and the Lenders thereof and (a) if such Subsidiary is not a Foreign Subsidiary, the Borrowers will cause such Subsidiary to become a Loan Party hereunder and under each applicable Security Document in the manner provided therein within ten (10) Business Days after such Subsidiary is formed or acquired and promptly take such actions to create and perfect Liens on such Subsidiary's assets to secure the Obligations as any Agent or the Required Lenders shall reasonably request and (b) if any shares of capital stock or Indebtedness of such Subsidiary are owned by or on behalf of any Loan Party, the Borrowers will cause such shares and promissory notes evidencing such Indebtedness to be pledged within ten (10) Business Days after such Subsidiary is formed or acquired (except that, if such Subsidiary is a Foreign Subsidiary shares of stock of such Subsidiary to be pledged may be limited to 65% of the outstanding shares of Voting Stock of such Subsidiary).

     5.14. DEPOSITORY ACCOUNT. The Borrowers shall maintain with Fleet or its Affiliates (or, after the Working Capital Indebtedness shall have been paid in full and the Working Capital Revolver Commitment shall have been terminated, such other bank as reasonably acceptable to the Administrative Agent and the Lead Borrower) as each Borrower's principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity and other deposit accounts for the conduct of such Borrower's business.

     5.15. FURTHER ASSURANCES.

          (a) Subject to the Working Capital Intercreditor Agreement, each Loan Party will execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents), that may be required under any Applicable Law, or which any Agent or the Required Lenders may reasonably request, or to grant, preserve, protect or perfect the Liens created or intended to be created by the Security Documents or the validity or priority of any such Lien, all at the expense of the Loan Parties. The Loan Parties also agree to provide to the Agents, from time to time upon request, evidence reasonably satisfactory to the Agents as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

          (b) If any material assets are acquired by any Loan Party after the Closing Date (other than assets constituting Collateral under the Security Agreement that become subject to the Lien of the Security Agreement upon acquisition thereof), except for real property leaseholds to the extent that the consent of the landlord is required but is not obtained, the Lead Borrower will notify the Agents and the Lenders thereof, and subject to the Working Capital Intercreditor Agreement, the Loan Parties will cause such assets to be subjected to a Lien securing the Obligations and will take such actions as shall be necessary or reasonably requested by any Agent or the Required Lenders to grant and perfect such Liens, including actions described in paragraph (a) of this Section, all at the expense of the Loan Parties.

          (c) Upon the request of the Administrative Agent, each Borrower shall cause each of its customs brokers to deliver an agreement to the Administrative Agent covering such matters and in such form as the Administrative Agent may reasonably require.

     5.16. POST-CLOSING REQUIREMENTS. (a) Within 20 days following the Closing Date (or such longer period of time as the Collateral Agent may agree), the Collateral Agent shall have received (i) results of UCC, tax and judgment lien searches and intellectual property searches, or other evidence reasonably satisfactory to the Collateral Agent indicating the absence of Liens on the assets of the Loan Parties, except for Permitted Encumbrances and (ii) a copy of the Organizational Documents of Wet Seal GC, Inc. certified as of a recent date by the appropriate official of the State of Virginia).

          (b) Upon receipt of any additional intellectual property search results which reflect intellectual property owned by any of the Loan Parties not subject to an existing Intellectual Property Security Agreement executed in favor of the Collateral Agent, the Loan Parties shall execute and deliver to the Collateral Agent such additional amendments and/or Intellectual Property Security Agreements as may be reasonably requested by the Collateral Agent.

          (c) Within 8 days after the Closing Date, the Collateral Agent shall have received, and be reasonably satisfied with, evidence of the Loan Parties' insurance, together with such endorsements as are required by the Loan Documents, in form and substance reasonably satisfactory to the Collateral Agent.

     5.17. WORKING CAPITAL NOTICES.

          (a) Concurrently with the delivery thereof, unless otherwise provided for hereunder, each Loan Party shall deliver to Administrative Agent a copy of each notice, demand, statement, certificate, report or other communication or document (other than notices of borrowing under the Working Capital Credit Agreement delivered in the ordinary course of business) delivered by any Loan Party to any Working Capital Agent or any Working Capital Lender or any other Person in connection with any Working Capital Loan Document.

          (b) Within 3 Business Days of receipt thereof, deliver to Administrative Agent a copy of each notice, demand, statement, certificate, report or other communication or document received by any Loan Party from any Working Capital Agent and/or any Working Capital Lender, or from any other Person in connection with any Working Capital Loan Document.

                                   ARTICLE VI

                               NEGATIVE COVENANTS

     Until the principal of and interest on the Term Loan shall have been paid in full each Loan Party covenants and agrees with the Agents and the Lenders that:

     6.01. INDEBTEDNESS AND OTHER OBLIGATIONS. The Loan Parties will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

          (a) Indebtedness created under the Loan Documents;


          (b) Indebtedness set forth in SCHEDULE 6.01 and extensions, renewals and replacements of any such Indebtedness PROVIDED THAT after giving effect to the refinancing (i) the principal amount of the outstanding Indebtedness is not increased, (ii) neither the tenor nor the weighted average life to maturity is reduced, and (iii) the holders of such refinancing Indebtedness are not afforded covenants, defaults, rights or remedies more burdensome in any material respect to the obligor or obligors than those contained in the Indebtedness being refinanced;

          (c) Indebtedness of any Loan Party to any other Loan Party, all of which Indebtedness shall be reflected in the Loan Parties' books and records in accordance with GAAP;

          (d) Indebtedness of any Loan Party to finance the acquisition of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life to maturity thereof, PROVIDED THAT the aggregate principal amount of Indebtedness permitted by this clause (d) shall not exceed $20,000,000 at any time outstanding;

          (e) Indebtedness incurred to finance any Real Estate owned by any Loan Party or incurred in connection with sale-leaseback transactions;

          (f) other unsecured Indebtedness, in an aggregate principal amount not exceeding $5,000,000 at any time outstanding;

          (g) Subordinated Indebtedness, in amounts, and on terms and conditions reasonably satisfactory to the Administrative Agent and the Lenders;

          (h) Working Capital Indebtedness; and

          (i) Indebtedness under Hedging Agreements with Fleet National Bank or an Affiliate thereof so long as such Indebtedness is either unsecured or Excluded First Lien Debt (as defined in the Working Capital Intercreditor Agreement).

     6.02. LIENS. The Loan Parties will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including Accounts) or rights in respect of any thereof, except:

          (a) Liens created under the Loan Documents;


          (b) Permitted Encumbrances;

          (c) any Lien on any  property  or asset of any Loan Party set forth in
     SCHEDULE 6.02, PROVIDED THAT (i) such Lien shall not apply to any other property or asset of any Loan Party and (ii) such Lien shall secure only those obligations that it secures as of the Closing Date, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

          (d) Liens on fixed or capital assets acquired by any Loan Party, PROVIDED THAT (i) such Liens secure Indebtedness permitted by Section 6.01(d), (ii) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring such fixed or capital assets and (iii) such Liens shall not extend to any other property or assets of the Loan Parties; and

          (e) Liens to secure Indebtedness permitted by Section 6.01(e) PROVIDED THAT such Liens shall not extend to any property or assets of the Loan Parties other than the Real Estate so financed or which is the subject of a sale-leaseback transaction.

     6.03 FUNDAMENTAL CHANGES.

          (a) The Loan Parties will not merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing, (i) any Facility Guarantor may merge into any other Facility Guarantor, PROVIDED THAT in any such transaction involving the Lead Borrower, the Lead Borrower shall be the surviving entity, and
     (ii) any Facility Guarantor (other than the Lead Borrower) may liquidate or dissolve voluntarily into the Lead Borrower or into any other Facility Guarantor.

          (b) The Loan Parties will not engage in any business other than businesses of the type conducted by the Loan Parties on the date of execution of this Agreement and businesses reasonably related thereto.

          (c) WSCC Buying, Inc. will not (i) engage in any business  activities,
     (ii) have any assets, (iii) have any liabilities or obligations, or (iv) receive or use any of the proceeds of the Term Loan.

     6.04. INVESTMENTS, LOANS, ADVANCES, GUARANTEES AND ACQUISITIONS. The Loan Parties will not make any Investment, except:

          (a) Permitted Investments;


          (b)  Investments  existing  on the  Closing  Date,  and set  forth  on
     SCHEDULE 6.04;

          (c) loans or advances made by any Loan Party to any other Loan Party;

          (d) Guarantees constituting Indebtedness permitted by Section 6.01;

          (e)  Investments   received  in  connection  with  the  bankruptcy  or
     reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

          (f) loans or advances to employees for the purpose of travel, entertainment or relocation in the ordinary course of business in an amount not to exceed $50,000 in the aggregate at any time outstanding; and

          (g) other Investments not to exceed $1,000,000 in the aggregate at any time outstanding.

     6.05. ASSET SALES. The Loan Parties will not, and will not permit any of the Subsidiaries to, sell, transfer, lease or otherwise dispose of any asset, including any capital stock, nor will the Loan Parties permit any of the Subsidiaries to issue any additional shares of its capital stock or other ownership interest in such Subsidiary, except:

          (a) (i) sales of Inventory in the ordinary course of business, or (ii) sales of used or surplus equipment, or (iii) Permitted Investments, in each case in the ordinary course of business;

          (b) sales, transfers and dispositions among the Loan Parties and their Subsidiaries, PROVIDED THAT any such sales, transfers or dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Section 6.07; and

          (c) sale-leaseback transactions involving any Loan Party's Real Estate as long as if the Administrative Agent so requests, the Administrative Agent shall have received an intercreditor agreement executed by the purchaser of such Real Estate on terms and conditions reasonably satisfactory to the Administrative Agent;

PROVIDED THAT all sales, transfers, leases and other dispositions permitted hereby (other than sales, transfers and other disposition permitted under clause
(b)) shall be made at arm's length and for fair value and solely for cash consideration.

     6.06. RESTRICTED PAYMENTS; CERTAIN PAYMENTS OF INDEBTEDNESS.

          (a) The Loan Parties will not, and will not permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that any Loan Party may pay dividends to the Lead Borrower. Except in connection with the Specified Transactions, none of the Loan Parties will, nor will they permit any Subsidiary to, issue any preferred stock (except for preferred stock that is not subject to redemption other than redemption at the option of the Loan Party issuing such preferred stock) or be or become liable in respect of any obligation (contingent or otherwise) to purchase, redeem, retire, acquire or make any other payment in respect of (i) any shares of capital stock of any Loan Party or (ii) any option, warrant or other right to acquire any such shares of capital stock.

          (b) The Loan Parties will not, and will not permit any Subsidiary to, make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any Indebtedness, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Indebtedness, except:

               (i) mandatory payments as and when due in respect of any Indebtedness permitted hereunder; and

               (ii) refinancings of Indebtedness described in clause (i), above, to the extent permitted by Section 6.01.

     6.07. TRANSACTIONS WITH AFFILIATES. The Loan Parties will not, and will not permit any Subsidiary to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except transactions in the ordinary course of business that are at prices and on terms and conditions not less favorable to the Loan Parties or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties. The Loan Parties will not conduct any business in the name of, nor permit any business to be conducted in the name of,

WSCC Buying Group, Inc., nor will any of the Loan Parties transfer any assets to WSCC Buying Group, Inc.

     6.08. RESTRICTIVE AGREEMENTS. The Loan Parties will not, and will not permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Loan Parties or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets or
(b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to the Loan Parties or any other Subsidiary or to guarantee Indebtedness of the Loan Parties or any other Subsidiary, PROVIDED THAT (i) the foregoing shall not apply to restrictions and conditions imposed by law, by any Loan Document, by any Working Capital Loan Document, or by any agreement or arrangement entered into in connection with the Specified Transactions, (ii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (iii) clause (a) of the foregoing shall not apply to customary provisions in leases restricting the assignment or subleasing thereof.

     6.09. AMENDMENT OF MATERIAL DOCUMENTS.

          (a) The Loan Parties will not, and will not permit any Subsidiary to, amend, modify or waive any of its rights under (i) its Organizational Documents (except to effectuate any increase in shares of capital stock of the Lead Borrower in order to satisfy the requirements under the Securities Purchase Agreement and in connection with the Specified Transactions), and
     (ii) any other instruments, documents or agreements (other than the Working Capital Loan Documents), in each case to the extent that such amendment, modification or waiver would be materially adverse to the interests of the Agents and/or the Lenders.

          (b) The Loan Parties will not, and will not permit any Subsidiary to, amend, modify, alter, increase, or change any of the terms or conditions of (or permit the amendment, modification, alteration, increase or other change in any manner of) any of the Working Capital Loan Documents if such amendment, modification, alteration, increase or other change would:

               (i) cause the First Lien Principal Obligations to exceed the Maximum First Lien Debt (as such terms are defined in the Working Capital Intercreditor Agreement); or

               (ii) increase the interest rate applicable to any obligation in respect of Working Capital Indebtedness by more than 200 basis points above the rate of interest applicable to such obligation under the Working Capital Credit Agreement (as in effect on the date hereof) (except in connection with (A) the imposition of a default rate of interest in accordance with the terms of the Working Capital Loan Documents or (B) as expressly contemplated by the definitions of the terms "Prime Rate" and "LIBO Rate", respectively, in each case as set forth in the Working Capital Loan Documents (as in effect on the date hereof)); or

              (iii) release any Asset Sale Reserve or Insurance Reserve (as such terms are defined in the Working Capital Intercreditor Agreement).

     6.10. ADDITIONAL SUBSIDIARIES. The Loan Parties will not, and will not permit any Subsidiary to, create any additional Subsidiary unless no Default or Event of Default would arise therefrom and the requirements of Section 5.13 are satisfied.

     6.11. EXCESS AVAILABILITY. The Borrowers shall maintain Excess Availability at all times of not less than the Minimum Required Excess Availability.

     6.12. FISCAL YEAR. The Lead Borrower and its Subsidiaries shall not change their Fiscal Year without the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld.

     6.13. ENVIRONMENTAL LAWS. The Loan Parties shall not (a) fail to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, or (b) become subject to any Environmental Liability, in each case which is reasonably likely to have a Material Adverse Effect.

     6.14. STORE CLOSINGS. The Borrowers will not commit to close, or close, any location at which any Borrower maintains, offers for sale or stores any of its Inventory or other Collateral, except that the Borrowers may downsize by closing up to 10% of the number of stores existing as of the Closing Date in any twelve
(12) month period, PROVIDED THAT if the Borrowers close more than 5% of the number of stores existing as of the Closing Date in any twelve (12) month period, all such closings in excess of 5% of the number of stores existing as of the Closing Date in any twelve (12) month period shall be conducted by professional liquidators, subject to the approval of, and on terms and conditions reasonably acceptable to the Administrative Agent. The Borrowers will be permitted to close additional stores upon the consent of the Administrative Agent, in its reasonable discretion, which store closures shall be considered by the Administrative Agent upon the Administrative Agent's receipt of a business plan reasonably satisfactory to the Administrative Agent, which business plan reflects levels of Borrowing Base and Term Loan Borrowing Base availability and financial performance by the Borrowers reasonably satisfactory in all respects to the Administrative Agent, including pro forma Borrowing Base and Term Loan Borrowing Base availability and financial performance by the Borrowers after giving effect to the closure of such stores. The Administrative Agent may require that such closures be conducted by professional liquidators, subject to the approval of, and on terms and conditions reasonably acceptable to the Administrative Agent.

                                  ARTICLE VII

                                EVENTS OF DEFAULT

     7.01. EVENTS OF DEFAULT. If any of the following events ("EVENTS OF DEFAULT") shall occur:

          (a) the Loan Parties shall fail to pay any principal of the Term Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

          (b) (i) the Loan Parties shall fail to pay any interest on the Term Loan payable under this Agreement, when and as the same shall become due and payable or (ii) the Loan Parties shall fail to pay any fee or any other amount (other than an amount referred to in clause (a) or (b)(i) of this Article) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable and such failure continues for five (5) days;

          (c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

          (d) the Loan Parties shall fail to observe or perform any covenant, condition or agreement contained in Sections 2.22 or 5.07 (with respect to insurance covering the Collateral), 5.09, or 5.12, or in Article VI;

          (e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b), (c), or (d) of this Article), and such failure shall continue unremedied for a period of 15 days after notice thereof from the Administrative Agent to the Lead Borrower;

          (f) any Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness when and as the same shall become due and payable (after giving effect to the expiration of any grace or cure period set forth therein);

          (g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after giving effect to the expiration of any grace or cure period set forth therein) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause any such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

          (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or its debts, or of a substantial part of its assets, under any federal or state bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

          (i) any Loan Party shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal or state bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section 7.01, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

          (j) any Loan Party shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

          (k) one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 shall be rendered against any Loan Party or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any material assets of any Loan Party to enforce any such judgment;

          (l) an ERISA Event shall have occurred that when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Loan Parties in an aggregate amount exceeding $500,000;

          (m) (i) any challenge in writing by or on behalf of any Loan Party to the validity of any Loan Document or the applicability or enforceability of any Loan Document strictly in accordance with the subject Loan Document's terms or which seeks to void, avoid, limit, or otherwise adversely affect any security interest created by or in any Loan Document or any payment made pursuant thereto;

               (ii) any judicial proceeding by or on behalf of any other Person seeking to challenge the validity of any Loan Document or the applicability or enforceability of any Loan Document strictly in accordance with the subject Loan Document's terms or which seeks to void, avoid, limit, or otherwise adversely affect any security interest created by or in any Loan Document or any payment made pursuant thereto;

               (iii) any Lien purported to be created under any Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral, with the priority required by the applicable Security Document, except as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents;

          (n) the occurrence of any uninsured loss to any material portion of the Collateral;

          (o) the indictment of, or institution of any legal process or proceeding against, any Loan Party, under any federal, state, municipal, and other civil or criminal statute, rule, regulation, order, or other requirement having the force of law where the relief, penalties, or remedies sought or available include the forfeiture of any material property of any Loan Party and/or the imposition of any stay or other order, the effect of which could reasonably be to restrain in any material way the conduct by the Loan Parties, taken as a whole, of their business in the ordinary course;

          (p) the determination by the Borrowers, whether by vote of the Borrowers' board of directors or otherwise to: suspend the operation of any Borrower's business in the ordinary course, liquidate all or a material portion of the Borrowers' assets or store locations, or employ an agent or other third party to conduct any so-called store closing, store liquidation or "GOING-OUT-OF-BUSINESS" sales;

          (q) the occurrence of any Change in Control; or

          (r) the occurrence of any Event of Default (or words of similar effect) under and as defined in any of the Working Capital Loan Documents (after giving effect to any and all relevant cure periods thereunder), then, and in every such event (other than an event with respect to any Loan Party described in clause (h) or (i) of this Section 7.01), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Lead Borrower, declare the Term Loan then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Term Loan so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties; and in case of any event with respect to any Loan Party described in clause (h) or (i) of this Article, the principal of the Term Loan then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties.

     7.02. INTENTIONALLY OMITTED.

     7.03. REMEDIES ON DEFAULT. In case any one or more of the Events of Default shall have occurred and be continuing, and whether or not the maturity of the Term Loan shall have been accelerated pursuant hereto, the Administrative Agent may, subject to the Working Capital Intercreditor Agreement, proceed to protect and enforce its rights and remedies under this Agreement, the Notes or any of the other Loan Documents by suit in equity, action at law or other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Agreement and the other Loan Documents or any instrument pursuant to which the Obligations are evidenced, and, if such amount shall have become due, by declaration or otherwise, proceed to enforce the payment thereof or any other legal or equitable right of the Agents or the Lenders. No remedy herein is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or any other provision of law.

     7.04. APPLICATION OF PROCEEDS. After the occurrence of an Event of Default and acceleration of the Obligations, all proceeds realized from any Loan Party or on account of any Collateral shall be applied in the manner set forth in
Section 6.02 of the Security Agreement (subject to the Working Capital Intercreditor Agreement).

                                  ARTICLE VIII

                                   THE AGENTS

     8.01. ADMINISTRATION BY ADMINISTRATIVE AGENT. Each Lender and the Collateral Agent hereby irrevocably designates SAC as Administrative Agent under this Agreement and the other Loan Documents. The general administration of the Loan Documents shall be by the Administrative Agent. The Lenders and the Collateral Agent each hereby irrevocably authorizes the Administrative Agent (i) to enter into the Loan Documents to which it is a party and (ii) at its discretion, to take or refrain from taking such actions as agent on its behalf and to exercise or refrain from exercising such powers under the Loan Documents and the Notes as are delegated by the terms hereof or thereof, as appropriate, together with all powers reasonably incidental thereto. The Administrative Agent shall have no duties or responsibilities except as set forth in this Agreement and the other Loan Documents, nor shall it have any fiduciary relationship with any Lender, and no implied covenants, responsibilities, duties, obligations, or liabilities shall be read into the Loan Documents or otherwise exist against the Administrative Agent.

     8.02. THE COLLATERAL AGENT. Each Lender and the Administrative Agent hereby irrevocably (i) designates SAC as Collateral Agent under this Agreement and the other Loan Documents, (ii) authorizes the Collateral Agent to enter into the Collateral Documents and the other Loan Documents to which it is a party and to perform its duties and obligations thereunder, together with all powers reasonably incidental thereto, and (iii) agrees and consents to all of the provisions of the Security Documents. All Collateral shall be held or administered by the Collateral Agent (or its duly-appointed agent) for its benefit and for the ratable benefit of the other Secured Parties. Any proceeds received by the Collateral Agent from the foreclosure, sale, lease or other disposition of any of the Collateral and any other proceeds received pursuant to the terms of the Security Documents or the other Loan Documents shall be paid over to the Administrative Agent for application as provided in Sections 2.23, or 7.04, as applicable. The Collateral Agent shall have no duties or responsibilities except as set forth in this Agreement and the remaining Loan Documents, nor shall it have any fiduciary relationship with any Lender, and no implied covenants, responsibilities, duties, obligations, or liabilities shall be read into the Loan Documents or otherwise exist against the Collateral Agent.

     8.03. SHARING OF EXCESS PAYMENTS. Each of the Lenders and the Agents agrees that if it shall, through the exercise of a right of banker's lien, setoff or counterclaim against the Loan Parties, including, but not limited to, a secured claim under Section 506 of the Bankruptcy Code or other security or interest arising from, or in lieu of, such secured claim and received by such Lender or any Agent under any applicable bankruptcy, insolvency or other similar law, or otherwise, obtain payment in respect of the Obligations owed it (an "EXCESS PAYMENT") as a result of which such Lender or such Agent has received payment of the Term Loan or other Obligations outstanding to it in excess of the amount that it would have received if all payments at any time applied to the Term Loan and other Obligations had been applied in the order of priority set forth in
Section 7.04, then such Lender or Agent shall promptly purchase at par (and shall be deemed to have thereupon purchased) from the other Lenders and such
Agent as applicable, a participation in the Term Loan and Obligations outstanding to such other Persons, in an amount determined by the Administrative Agent in good faith as the amount necessary to ensure that the economic benefit of such excess payment is reallocated in such manner as to cause such excess payment and all other payments at any time applied to the Term Loan and other Obligations to be effectively applied in the order of priority set forth in
Section 7.04 pro rata; PROVIDED THAT if any such excess payment is thereafter recovered or otherwise set aside such purchase of participations shall be correspondingly rescinded (without interest). The Loan Parties expressly consent to the foregoing arrangements and agree that any Lender or any Agent holding (or deemed to be holding) a participation in the Term Loan or other Obligation may exercise any and all rights of banker's lien, setoff or counterclaim with respect to any and all moneys owing by such Loan Party to such Lender or such Agent as fully as if such Lender or Agent held a Note and was the original obligee thereon, in the amount of such participation, subject in all cases to the Working Capital Intercreditor Agreement.

     8.04 AGREEMENT OF REQUIRED LENDERS.


     Upon any occasion requiring or permitting an approval, consent, waiver, election or other action on the part of only the Required Lenders, action shall be taken by the Agents for and on behalf or for the benefit of all Lenders upon the direction of the Required Lenders, and any such action shall be binding on all Lenders. No amendment, modification, consent, or waiver shall be effective except in accordance with the provisions of Section 9.02(b). Upon the occurrence of an Event of Default, the Agents shall (subject to the provisions of Section 9.02) take such action with respect thereto as may be reasonably directed by the Required Lenders; PROVIDED THAT unless and until the Agents shall have received such directions, the Agents may (but shall not be obligated to) take such action as they shall deem advisable in the best interests of the Lenders. In no event shall the Agents be required to comply with any such directions to the extent that the Agents believe that the Agents' compliance with such directions would be unlawful.

     8.05. LIABILITY OF AGENTS.

          (a) Each of the Agents, when acting on behalf of the Lenders may execute any of its respective duties under this Agreement by or through any of its respective officers, agents and employees, and none of the Agents nor their respective directors, officers, agents or employees shall be liable to the Lenders or any of them for any action taken or omitted to be taken in good faith, or be responsible to the Lenders or to any of them for the consequences of any oversight or error of judgment, or for any loss, except to the extent of any liability imposed by law by reason of such Agent's own gross negligence or wilful misconduct as determined by a final judgment of a court of competent jurisdiction. The Agents and their respective directors, officers, agents and employees shall in no event be liable to the Lenders or to any of them for any action taken or omitted to be taken by them pursuant instructions received by them from the Required Lenders or in reliance upon the advice of counsel selected by it. Without limiting the foregoing, none of the Agents, nor any of their respective directors, officers, employees, or agents (A) shall be responsible to any Lender for the due execution, validity, genuineness, effectiveness, sufficiency, or enforceability of, or for any recital, statement, warranty or representation in, this Agreement, any Loan Document or any related agreement, document or order, or (B) shall be required to ascertain or to make any inquiry concerning the performance or observance by any Loan Party of any of the terms, conditions, covenants, or agreements of this Agreement or any of the Loan Documents, or (C) shall be responsible to any Lender for the state or condition of any properties of any Borrower or any other obligor hereunder constituting Collateral for the Obligations of the Borrower hereunder, or any information contained in the books or records of the Borrowers; or (D) shall be responsible to any Lender for the validity, enforceability, collectibility, effectiveness or genuineness of this Agreement or any other Loan Document or any other certificate, document or instrument furnished in connection therewith; or (E) shall be responsible to any Lender for the validity, priority or perfection of any lien securing or purporting to secure the Obligations or the value or sufficiency of any of the Collateral.

          (a) The Agents may execute any of their duties under this Agreement or any other Loan Document by or through their agents or attorneys-in-fact, and shall be entitled to the advice of counsel concerning all matters pertaining to their rights and duties hereunder or under the Loan Documents. The Agents shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by them with reasonable care.

          (b) None of the Agents nor any of their respective directors, officers, employees, or agents shall have any responsibility to the Loan Parties on account of the failure or delay in performance or breach by any Lender (other than by the Agent in its capacity as a Lender) of any of their respective obligations under this Agreement or the Notes or any of the Loan Documents or in connection herewith or therewith.

          (c) The Agents shall be entitled to rely, and shall be fully protected in relying, upon any notice, consent, certificate, affidavit, or other document or writing believed by it to be genuine and correct and to have been signed, sent or made by the proper person or persons, and upon the advice and statements of legal counsel (including, without, limitation, counsel to the Loan Parties), independent accountants and other experts selected by the Agents. The Agents shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless they shall first receive such advice or concurrence of the Required Lenders as they deem appropriate or they shall first be indemnified to their satisfaction by the Lenders against any and all liability and expense which may be incurred by them by reason of the taking or failing to take any such action.

     8.06. NOTICE OF DEFAULT. The Agents shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Agents have actual knowledge of the same or has received notice from a Lender or the Loan Parties referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "NOTICE OF default". In the event that the Agents obtain such actual knowledge or receive such a notice, the Agents shall give prompt notice thereof to each of the Lenders. The Agents shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders. Unless and until the Agents shall have received such direction, the Agents may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to any such Default or Event of Default as they shall deem advisable in the best interest of the Lenders.

     8.07. LENDERS' CREDIT DECISIONS. Each Lender acknowledges that it has, independently and without reliance upon the Agents or any other Lender, and based on the financial statements prepared by the Loan Parties and such other documents and information as it has deemed appropriate, made its own credit analysis and investigation into the business, assets, operations, property, and financial and other condition of the Loan Parties and has made its own decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in determining whether or not conditions precedent to closing the Term Loan hereunder have been satisfied and in taking or not taking any action under this Agreement and the other Loan Documents.

     8.08. REIMBURSEMENT AND INDEMNIFICATION. Each Lender agrees (i) to reimburse (x) each Agent on a pro rata basis for any expenses and fees incurred by such Agent for the benefit of the Lenders under this Agreement, the Notes and any of the other Loan Documents, including, without limitation, counsel fees and compensation of agents and employees paid for services rendered on behalf of the Lenders, and any other expense incurred in connection with the operations or enforcement thereof not reimbursed by the Loan Parties and (y) each Agent on a pro rata basis for any expenses of such Agent incurred for the benefit of the Lenders that the Loan Parties have agreed to reimburse pursuant to Section 9.04 and has failed to so reimburse and (ii) to indemnify and hold harmless the Agents and any of their directors, officers, employees, or agents, on demand, on a pro rata basis, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against it or any of them in any way relating to or arising out of this Agreement, the Notes or any of the other Loan Documents or any action taken or omitted by it or any of them under this Agreement, the Notes or any of the other Loan Documents to the extent not reimbursed by the Loan Parties (except such as shall result from their respective gross negligence or willful misconduct as determined by a final judgment of a court of competent jurisdiction). The provisions of this Section 8.08 shall survive the repayment of the Obligations and the termination of the Commitments.

     8.09. RIGHTS OF AGENTS. It is understood and agreed that SAC (or any successor Administrative Agent or Collateral Agent) shall have the same rights and powers hereunder (including the right to give such instructions) as the other Lenders and may exercise such rights and powers, as well as its rights and powers under other agreements and instruments to which it is or may be party, and engage in other transactions with any Borrower, as though it were not the Administrative Agent or the Collateral Agent of the Lenders under this Agreement. The Agents and their affiliates may accept deposits from, lend money to, and generally engage in any kind of commercial or investment banking, trust, advisory or other business with the Loan Parties and their Subsidiaries and Affiliates as if it were not the Agent hereunder.

     8.10. INDEPENDENT LENDERS. The Lenders each acknowledge that they have decided to enter into this Agreement and to make the Term Loan based on their own analysis of the transactions contemplated hereby and of the creditworthiness of the Loan Parties and agrees that the Agents shall bear no responsibility therefor.

     8.11. NOTICE OF TRANSFER. The Agents may deem and treat a Lender party to this Agreement as the owner of such Lender's portion of the Term Loan for all purposes, unless and until, and except to the extent, an Assignment and Acceptance shall have become effective as set forth in Section 9.06(d).

     8.12. SUCCESSOR AGENT. Any Agent may resign at any time by giving five (5) Business Days' written notice thereof to the Lenders the other Agents and the Lead Borrower. Upon any such resignation of any Agent, the Required Lenders shall have the right to appoint a successor Agent, which so long as there is no Default or Event of Default, shall be reasonably satisfactory to the Lead Borrower (whose consent shall not be unreasonably withheld or delayed). If no successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment, within 30 days after the retiring Agent's giving of notice of resignation, the retiring Agent may, on behalf of the Lenders and the other Agents appoint a successor Agent which shall be a Person capable of complying with all of the duties of such Agent, hereunder (in the opinion of the retiring Agent and as certified to the Lenders in writing by such successor Agent) which, so long as there is no Default or Event of Default, shall be reasonably satisfactory to the Lead Borrower (whose consent shall not be unreasonably withheld or delayed). Upon the acceptance of any appointment as Agent by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent's resignation hereunder as such Agent, the provisions of this Article VIII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was such Agent under this Agreement.

     8.13. REPORTS AND FINANCIAL STATEMENTS. Promptly after receipt thereof from the Lead Borrower, the Administrative Agent shall remit to each Lender and the Collateral Agent copies of all financial statements required to be delivered by the Borrowers hereunder and all commercial finance examinations and appraisals of the Collateral, if any, received by the Administrative Agent.

     8.14. DELINQUENT LENDER. If for any reason any Lender shall fail or refuse to abide by its obligations under this Agreement (a "DELINQUENT LENDER") and such failure is not cured within ten (10) days of receipt from the Administrative Agent of written notice thereof, then, in addition to the rights and remedies that may be available to Agents, other Lenders, the Loan Parties or any other party at law or in equity, and not at limitation thereof, (i) such Delinquent Lender's right to participate in the administration of, or decision-making rights related to, the Term Loan, this Agreement or the other Loan Documents shall be suspended during the pendency of such failure or refusal, and (ii) a Delinquent Lender shall be deemed to have assigned any and all payments due to it from the Loan Parties, whether on account of the outstanding Term Loan, interest, fees or otherwise, to the remaining non-Delinquent Lenders for application to, and reduction of, their proportionate shares of the outstanding Term Loan until, as a result of application of such assigned payments the Lenders' respective percentage of the outstanding Term Loan shall have returned to those in effect immediately prior to such delinquency and without giving effect to the nonpayment causing such delinquency. The Delinquent Lender's decision-making and participation rights and rights to payments as set forth in clauses (i) and (ii) hereinabove shall be restored only upon the payment by the Delinquent Lender of its portion of the Term Loan, any participation obligation, or expenses as to which it is delinquent, together with interest thereon at the rate set forth in Section 2.10 hereof from the date when originally due until the date upon which any such amounts are actually paid.

                                   ARTICLE IX

                                  MISCELLANEOUS

     9.01. NOTICES. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

          (a) if to any Loan Party, to it at The Wet Seal, Inc., 26972 Burbank, Foothill Ranch, California 92610, Attention: Chief Financial Officer (Telecopy No. (858) 206-4977), with a copy to Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022, Attention: Steven Scheinman, Esquire (Telecopy No. (212) 872-1090);

          (b) if to the Administrative Agent or the Collateral Agent, to S.A.C. Capital Associates, LLC, c/o S.A.C. Capital Advisors, LLC, 72 Cummings
     Point Road, Stamford, Connecticut 06902, Attention: General Counsel (Facsimile No. (203) 890-2393), with a copy to Schulte Roth & Zabel LLC, 919 Third Avenue, New York, New York 10022. Attention: Nancy Finkelstein, Esq. (Facsimile No.: 212-593-5955);

          (c) if to any Lender, to it at its address (or telecopy number) set forth on the signature pages hereto or on any Assignment and Acceptance for such Lender.

          (d) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

     9.02. WAIVERS; AMENDMENTS.

          (a) No failure or delay by the Agents or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agents and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph
     (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of the Term Loan shall not be construed as a waiver of any Default, regardless of whether the Agents or any Lender may have had notice or knowledge of such Default at the time.

          (b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Lead Borrower and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Agents and the Loan Parties that are parties thereto, in each case with the Consent of the Required Lenders, PROVIDED THAT no such agreement shall (i) increase the Commitment of any Lender without the Consent of such Lender, (ii) reduce the principal amount of the Term Loan or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the Consent of each Lender affected thereby,
     (iii) postpone the scheduled date of payment of the principal amount of the Term Loan or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of the Commitments or the Maturity Date, without the Consent of each Lender affected thereby, (iv) change Sections 2.19, 2.22, or 2.23 or Section 6.02 of the Security Agreement, without the Consent of each Lender, (v) change any of the provisions of this Section 9.02 or the definition of the term "REQUIRED LENDERS" or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the Consent of each Lender, (vi) release any Loan Party from its obligations under any Loan Document, or limit its liability in respect of such Loan Document, without the Consent of each Lender, (vii) except for sales described in Section 6.05 or as permitted in the Security Documents or in the Working Capital Intercreditor Agreement, release any material portion of the Collateral from the Liens of the Security Documents, without the Consent of each Lender, or (viii) subordinate the Obligations hereunder, or the Liens granted hereunder or under the other Loan Documents, to any other Indebtedness or Lien, as the case may be, without the prior Consent of each Lender, and PROVIDED FURTHER that no such agreement shall amend, modify or otherwise affect the rights or duties of the Agents without the prior written consent of the Agents.

          (c) Notwithstanding anything to the contrary contained in this Section 9.02, in the event that the Borrowers request that this Agreement or any other Loan Document be modified, amended or waived in a manner which would require the Consent of the Lenders pursuant to Sections 9.02(b) and such amendment is approved by the Required Lenders, but not by the percentage of the Lenders set forth in Section 9.02(b), the

     Borrowers and the Required Lenders shall be permitted to amend this Agreement without the Consent of the Lender or Lenders which did not agree to the modification or amendment requested by the Borrowers (such Lender or Lenders, collectively the "MINORITY LENDERS") subject to providing for (x) if any Loans are outstanding at the time of such amendment, the making of such additional Loans by such new or increasing Lender or Lenders, as the case may be, as may be necessary to repay in full the outstanding Loans (including principal, interest, and fees) of the Minority Lenders immediately before giving effect to such amendment and (y) such other modifications to this Agreement or the Loan Documents as may be appropriate and incidental to the foregoing.

          (d) No notice to or demand on any Loan Party shall entitle any Loan Party to any other or further notice or demand in the same, similar or other circumstances. Each holder of a Note shall be bound by any amendment, modification, waiver or consent authorized as provided herein, whether or not a Note shall have been marked to indicate such amendment, modification, waiver or consent and any consent by a Lender, or any holder of a Note, shall bind any Person subsequently acquiring a Note, whether or not a Note is so marked. No amendment to this Agreement or any other Loan Document shall be effective against the Borrowers unless signed by the Borrowers or other applicable Loan Party.

     9.03. INTENTIONALLY OMITTED.

     9.04. EXPENSES; INDEMNITY; DAMAGE WAIVER.

          (a) The Loan Parties shall jointly and severally pay (i) all reasonable out-of-pocket expenses incurred by the Agents, the Lenders and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Agents and the Lenders, outside consultants for the Agents, appraisers, for commercial finance examinations and environmental site assessments, in connection with the syndication of the credit facilities provided for herein, the negotiation, preparation, execution, delivery, performance and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Agents or any Lender, including the reasonable fees, charges and disbursements of any counsel and any outside consultants for the Agents or any Lender, for appraisers, commercial finance examinations, and environmental site assessments, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Term Loan made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Term Loan, PROVIDED THAT the Lenders who are not the Agents shall be entitled to reimbursement for no more than one counsel representing all such Lenders (absent a conflict of interest in which case the Lenders may engage and be reimbursed for additional counsel).

          (b) The Loan Parties shall, jointly and severally, indemnify the Agents, and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "INDEMNITEE") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable and documented fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the transactions contemplated by the Loan Documents or any other transactions contemplated hereby, (ii) the Term Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by any Loan Party or any of the Subsidiaries, or any Environmental Liability related in any way to any Loan Party or any of the Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, PROVIDED THAT such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses resulted from the gross negligence or wilful misconduct of such Indemnitee. In connection with any indemnified claim hereunder, the Indemnitee shall be entitled to select its own counsel and the Loan Parties shall promptly pay the reasonable fees and expenses of such counsel.

          (c) To the extent that any Loan Party fails to pay any amount required to be paid by it to the Agents under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Agents as the case may be, such Lender's pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, PROVIDED THAT the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agents.

          (d) To the extent permitted by Applicable Law, no Loan Party shall assert, and each hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the transactions contemplated by the Loan Documents, the Term Loan or the use of the proceeds thereof. The Loan Parties further agree that no Indemnitee shall have any liability to the Loan Parties, any Person asserting claims by or on behalf of any Loan Party or any other Person in connection with this Agreement or the other Loan Documents except (i) for breach of the Indemnitee's obligations under this Agreement and the other Loan Documents, or (ii) the Indemnitee's gross negligence, willful misconduct or bad faith.

          (e) All amounts due under this Section shall be payable promptly after written demand therefor.

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     9.05. DESIGNATION OF LEAD BORROWER AS BORROWERS' AGENT.

          (a) Each Borrower hereby irrevocably designates and appoints the Lead Borrower as that Borrower's agent to obtain the Term Loan, the proceeds of which shall be available to each Borrower for those uses as those set forth herein. As the disclosed principal for its agent, each Borrower shall be obligated to the Agents and each Lender on account of the Term Loan so made hereunder as if made directly by the Lenders to that Borrower, notwithstanding the manner by which the Term Loan is recorded on the books and records of the Lead Borrower and of any Borrower.

          (b) Each Borrower recognizes that credit available to it hereunder is in excess of and on better terms than it otherwise could obtain on and for its own account and that one of the reasons therefor is its joining in the credit facility contemplated herein with all other Borrowers. Consequently, each Borrower hereby assumes, guarantees, and agrees to discharge all Obligations of all other Borrowers as if the Borrower so assuming and guarantying were each other Borrower.

          (c) The Lead Borrower shall act as a conduit for each Borrower (including itself, as a "BORROWER") on whose behalf the Lead Borrower has requested the Term Loan.

          (d) The Lead Borrower shall cause the transfer of the proceeds of the Term Loan to the (those) Borrower(s) on whose behalf the Term Loan was obtained. Neither the Agents nor any Lender shall have any obligation to see to the application of such proceeds.

          (e) The Administrative Agent may at any time and from time to time designate one or more of the Borrowers to fulfill the financial and other reporting requirements otherwise imposed herein upon the Lead Borrower.

          (f) The authority of the Lead Borrower to bind the Borrowers shall continue unless and until the Administrative Agent acts as provided in subparagraph (e), above, or the Administrative Agent actually receives written notice of: (i) the termination of such authority, and (ii) the subsequent appointment of a successor Lead Borrower, which notice is signed by the respective chief executive officers of each Borrower (other than the chief executive officer of the Lead Borrower being replaced); and written notice from such successive Lead Borrower (i) accepting such appointment;
     (ii) acknowledging that such removal and appointment has been effected by the respective chief executive officers of such Borrowers; and (iii) acknowledging that from and after the date of such appointment, the newly appointed Lead Borrower shall be bound by the terms hereof, and that as used herein, the term "LEAD BORROWER" shall mean and include the newly appointed Lead Borrower.

     9.06. SUCCESSORS AND ASSIGNS.

          (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Loan Party may assign or otherwise transfer any of its rights or obligations

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     hereunder  without the prior  written  consent of each Lender (and any such attempted  assignment  or transfer  without such consent  shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) Any Lender may, with the written consent of the Collateral Agent, assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Term Loan at the time owing to it), PROVIDED that (i) except in the case of an assignment to a Lender or an Affiliate of a Lender or a Related Fund, the Administrative Agent must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), (ii) except in the case of an assignment to a Lender or an Affiliate of a Lender or a Related Fund, or an assignment of the entire remaining amount of the assigning Lender's Term Loan, the amount of the Term Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000 unless the Administrative Agent otherwise consents, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, and, after completion of the syndication of the Loans, together with a processing and recordation fee of $3,500 and (v) the rights of such Eligible Assignee under the Loan Documents shall be subject to the Working Capital Intercreditor Agreement. The Borrowers shall execute, if requested by the assignee Lender, Notes to reflect such Assignment and Acceptance. Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 9.04). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

          (c) The Administrative Agent, acting for this purpose as an agent of the Loan Parties, shall maintain at one of its offices in New York, New York a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and principal amount of the Term Loan owing to, each Lender pursuant to the

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     terms  hereof  from  time to time  (the  "REGISTER").  The  entries  in the
     Register shall be conclusive and the Loan Parties, the Agents, and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Lead Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

          (d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

          (e) Any Lender may, without the consent of the Loan Parties and the Agents sell participations to one or more banks or other entities (a "PARTICIPANT") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of the Term Loan owing to it), PROVIDED THAT (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Loan Parties, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Subject to paragraph (f) of this Section, the Loan Parties agree that each Participant shall be entitled to the benefits of Sections 2.26 and 2.27 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, PROVIDED such Participant agrees to be subject to
     Section 2.26(c) as though it were a Lender.

          (f) A Participant shall not be entitled to receive any greater payment under Section 2.27 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Lead Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section
     2.27 unless (i) the Lead Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.27(e) as though it were a Lender and
     (ii) such Participant is eligible for exemption from the withholding Tax referred to therein, following compliance with Section 2.27(e).

          (g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to any of the twelve Federal Reserve Banks organized under Section 4 of the Federal Reserve Act, 12 U.S.C. Section 341, and this Section shall not apply to any such pledge or assignment of a security interest, PROVIDED THAT no such pledge or assignment of a security interest shall release a

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     Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

          (h) In the event that any Lender sells participations in the Term Loan, such Lender shall maintain a register on which it enters the name of all participants in the Term Loan held by it (the "PARTICIPANT REGISTER"). The Term Loan (and the Note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each Note shall expressly so provide).

     9.07. SURVIVAL. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of the Term Loan regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agents or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on the Term Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid. The provisions of Section 2.27 and
Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Term Loan, the expiration or termination of the Commitment or the termination of this Agreement or any provision hereof.

     9.08. COUNTERPARTS; INTEGRATION; EFFECTIVENESS. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all contemporaneous or previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Agents and the Lenders and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or electronic mail shall be equally effective as delivery of a manually executed counterpart of this Agreement.

     9.09. SEVERABILITY. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

     9.10 RIGHT OF SETOFF. If an Event of Default shall have occurred and be continuing, each Lender, each Participant and each of its respective Affiliates is hereby authorized with the consent of the Administrative Agent or required Lenders at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special,

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time or demand,  provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Loan Parties against any of and all the obligations of the Loan Parties now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured and regardless of the adequacy of the Collateral. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender may have.

     9.11.  GOVERNING  LAW;  JURISDICTION;  CONSENT TO SERVICE OF PROCESS.

          (a) THIS AGREEMENT, THE NOTES AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

          (b) The Loan Parties agree that any suit for the enforcement of this Agreement or any other Loan Document may be brought in any New York state or federal court sitting in New York County, New York, as the Administrative Agent may elect in its sole discretion and consent to the non-exclusive jurisdiction of such courts. The Loan Parties hereby waive any objection which they may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient forum. The Loan Parties agree that any action commenced by any Loan Party asserting any claim or counterclaim arising under or in connection with this Agreement or any other Loan Document shall be brought solely in any New York or federal court sitting in New York County in New York, New York as the Administrative Agent may elect in its sole discretion and consent to the exclusive jurisdiction of such courts with respect to any such action.

          (c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     9.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A JURY IN ANY TRIAL OF ANY CASE OR CONTROVERSY IN WHICH ANY BORROWER, ANY AGENT, ANY LENDER OR ANY PARTICIPANT IS OR BECOMES A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST ANY BORROWER, SUCH AGENT, AND/OR SUCH LENDER OR PARTICIPANT OR IN WHICH ANY BORROWER, SUCH AGENT, LENDER OR PARTICIPANT, IS JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF OR IS IN RESPECT OF, ANY RELATIONSHIP AMONGST OR BETWEEN ANY BORROWER OR ANY OTHER PERSON AND SUCH AGENT, LENDER OR PARTICIPANT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE

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FOREGOING WAIVER AND (B) ACKNOWLEDGES  THAT IT AND THE OTHER PARTIES HERETO HAVE
BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

     9.13. HEADINGS. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

     9.14. INTEREST RATE LIMITATION. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to the Term Loan, together with all fees, charges and other amounts that are treated as interest on the Term Loan under Applicable Law (collectively, the "CHARGES"), shall exceed the maximum lawful rate (the "MAXIMUM RATE") that may be contracted for, charged, taken, received or reserved by the Lender holding the Term Loan in accordance with Applicable Law, the rate of interest payable in respect of the Term Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of the Term Loan but were not payable as a result of the operation of this Section shall be cumulated until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

     9.15. ADDITIONAL WAIVERS.

          (a) The Obligations are the joint and several obligations of each Loan Party. To the fullest extent permitted by Applicable Law, the obligations of each Loan Party hereunder shall not be affected by (i) the failure of any Agent or any other Secured Party to assert any claim or demand or to enforce or exercise any right or remedy against any other Loan Party under the provisions of this Agreement, any other Loan Document or otherwise,
     (ii) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of, this Agreement or any other Loan Document, or (iii) the failure to perfect any security interest in, or the release of, any of the security held by or on behalf of the Collateral Agent or any other Secured Party.

          (b) To the fullest extent permitted by Applicable Law, the obligations of each Loan Party hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Obligations), including any claim of waiver, release, surrender, alteration or compromise of any of the Obligations, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Loan Party hereunder shall not be discharged or impaired or otherwise affected by the failure of any Agent or any other Secured Party to assert any claim or demand or to enforce any remedy under this Agreement, any other Loan Document or any other agreement, by any waiver or modification of any provision of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Obligations, or by any other act or omission that may or might in any manner or to any extent vary the risk of any Loan Party or that would otherwise operate as a discharge

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of any Loan  Party as a matter of law or  equity  (other  than the  indefeasible payment in full in cash of all the Obligations).

          (c) To the fullest extent permitted by Applicable Law, each Loan Party waives any defense based on or arising out of any defense of any other Loan Party or the unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any other Loan Party, other than the indefeasible payment in full in cash of all the Obligations. The Collateral Agent and the other Secured Parties may, at their election, foreclose on any security held by one or more of them by one or more judicial or nonjudicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Obligations, make any other accommodation with any other Loan Party, or exercise any other right or remedy available to them against any other Loan Party, without affecting or impairing in any way the liability of any Loan Party hereunder except to the extent that all the Obligations have been paid in full in cash and the Commitments have been terminated. Pursuant to Applicable Law, each Loan Party waives any defense arising out of any such election even though such election operates, pursuant to Applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Loan Party against any other Loan Party, as the case may be, or any security.

          (d) Upon payment by any Loan Party of any Obligations, all rights of such Loan Party against any other Loan Party arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the prior payment in full in cash of all the Obligations. In addition, any indebtedness of any Loan Party now or hereafter held by any other Loan Party is hereby subordinated in right of payment to the prior payment in full of the Obligations. Notwithstanding the foregoing, prior to the occurrence of an Event of Default, any Loan Party may make payments to any other Loan Party on account of any such indebtedness. After the occurrence and during the continuance of an Event of Default, none of the Loan Parties will demand, sue for, or otherwise attempt to collect any such indebtedness. If any amount shall erroneously be paid to any Loan Party on account of (a) such subrogation, contribution, reimbursement, indemnity or similar right or (b) any such indebtedness of any Loan Party, such amount shall be held in trust for the benefit of the Secured Parties and shall forthwith be paid to the Collateral Agent (or its designee) to be credited against the payment of the Obligations, whether matured or unmatured, in accordance with the terms of the Loan Documents.

     9.16. CONFIDENTIALITY. Each of the Lenders agrees that it will use its best efforts not to disclose without the prior consent of the Lead Borrower (other than to its employees, auditors, counsel or other professional advisors, to Affiliates, to another Lender or to such Lender's holding or parent company) any information with respect to the Borrowers or any other Loan Party which is furnished pursuant to this Agreement and which is designated by the Lead Borrower to the Lenders in writing as confidential PROVIDED THAT any Lender may disclose any such information (a) as has become generally available to the public, (b) as may be required or appropriate in any report, statement or testimony submitted to any municipal, state or federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal

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Reserve  Board  or  the  Federal  Deposit   Insurance   Corporation  or  similar
organizations  (whether in the United States or elsewhere) or their  successors,
(c) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation, (d) in order to comply with any law, order, regulation or ruling applicable to such Lender, (e) in connection with the enforcement of remedies under this Agreement and the other Loan Documents, and
(f) to any prospective transferee in connection with any contemplated transfer of any portion of the Term Loan or any Note or any interest therein by such Lender PROVIDED THAT such prospective transferee agrees to be bound by the provisions of this Section. The Loan Parties hereby agree that the failure of a Lender to comply with the provisions of this Section 9.16 shall not relieve the Loan Parties of any of its obligations to such Lender under this Agreement and the other Loan Documents. Notwithstanding anything to the contrary contained herein, all Persons may disclose to any and all Persons, without limitation of any kind, the U.S. federal, state and local income tax treatment of the transaction, any fact relevant to understanding the U.S. federal, state and LOCAL tax treatment of the transaction, and all materials of any kind (including opinions or other tax analyses) relating to such U.S. federal, state and local tax treatment; provided, that no Person may disclose the name of or identifying information with respect to any party identified herein or any pricing terms or other nonpublic business or financial information that is unrelated to the purported or claimed U.S. federal income tax treatment of the transaction and is not relevant to understanding the purported or claimed U.S. federal, state and local income tax treatment of the transaction.

     9.17. PUBLICITY. Each Borrower by executing this Agreement agrees that neither it nor its Affiliates will in the future issue any press releases or other written public disclosure not otherwise required by law using the name of the Agents or the Lenders or their Affiliates or referring to this Agreement or the other Loan Documents without at least one (1) Business Day's prior notice to the Agents and without the prior written consent (which may include electronic mail communication) of the Agents unless (and only to the extent that) such Borrower or Affiliate is required to do so under law and then, in any event, such Borrower or Affiliate will consult with the Agent before issuing such press release or other public disclosure. Each Borrower consents to the publication by any Agent or any Lender of a tombstone or similar advertising material irrespective of how such advertising material shall be disseminated relating to the financing transactions contemplated by this Agreement. The Agents reserve the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

     9.18. INTERCREDITOR ARRANGEMENTS.

          (a) EACH AGENT AND LENDER HEREBY GRANTS TO EACH AGENT ALL REQUISITE AUTHORITY TO ENTER INTO OR OTHERWISE BECOME OR REMAIN BOUND BY THE WORKING CAPITAL INTERCREDITOR AGREEMENT AND TO BIND THE AGENTS AND LENDERS THERETO BY SUCH AGENT'S ENTERING INTO OR OTHERWISE BECOMING BOUND THEREBY, AND NO FURTHER CONSENT OR APPROVAL ON THE PART OF THE AGENTS OR LENDERS IS OR WILL BE REQUIRED IN CONNECTION WITH THE PERFORMANCE OF THE WORKING CAPITAL INTERCREDITOR AGREEMENT. EACH AGENT AND EACH LENDER HEREBY ACKNOWLEDGES THAT IT HAS

RECEIVED A COPY OF THE WORKING CAPITAL INTERCREDITOR AGREEMENT AND AGREES TO BE BOUND BY THE TERMS AND PROVISIONS THEREOF.

          (b) Notwithstanding anything herein to the contrary, the liens and security interests securing the indebtedness and other obligations incurred or arising under or evidenced by this instrument and the rights and obligations evidenced hereby with respect to such liens are subordinate in the manner and to the extent set forth in the Working Capital Intercreditor Agreement to the liens and security interests securing indebtedness (including interest) owed by the Loan Parties pursuant to the Working Capital Credit Agreement, and certain guarantees of the indebtedness evidenced thereby, as such Working Capital Credit Agreement and such guarantees have been and hereafter may be amended, restated, supplemented or otherwise modified from time to time as permitted under the Working Capital Intercreditor Agreement to the liens and security interests securing indebtedness refinancing the indebtedness under such agreements as permitted by the Working Capital Intercreditor Agreement; and each holder of this instrument, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Working Capital Intercreditor Agreement.

          (c) The obligations of each Lender under any Loan Document are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance of the obligations of any other Lender under any Loan Document. Nothing contained herein or in any other Loan Document, and no action taken by any Agent or any Lender pursuant hereto or thereto, shall be deemed to constitute the Agents or the Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Agents or the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Loan Documents. Each Agent and Lender confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Agent and Lender, other than SAC, acknowledges that (i) Schulte Roth & Zabel LLP solely represented SAC in connection with the transaction contemplated hereby and (ii) SAC did not provide any advice in connection herewith and such Agent's and Lender's determination to participate herein was based solely on its own evaluation of the risks and merits of the financing contemplated hereby.

          (d) Notwithstanding anything herein to the contrary, to the extent that the Loan Parties are required (whether at the request of any Agent or any Lender, or otherwise) to deliver or provide any agreement, document, instrument, notice or any information to any Agent or any Lender that shall constitute material, nonpublic information, before seeking such Agent's or Lender's consent hereunder, the Loan Parties shall first confirm with such Agent or Lender, as applicable, that it desires to receive such information (without disclosing the nature of any information that may constitute material, nonpublic information) and if such Agent or such Lender agrees to receive such information, then such information shall constitute Disclosed Information (as defined in the Securities Purchase Agreement) for all purposes hereof.

                            [SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as a sealed instrument as of the day and year first above written.



                                        THE WET SEAL, INC.


                                        By: /s/ Douglas C. Felderman
                                           ---------------------------------
                                        Name: Douglas C. Felderman
                                        Title: EUP-CFO


                                        THE WET SEAL RETAIL, INC.


                                        By: /s/ Douglas C. Felderman
                                           ---------------------------------
                                        Name: Douglas C. Felderman
                                        Title: EUP-CFO


                                        WET SEAL CATALOG, INC.


                                        By: /s/ Douglas C. Felderman
                                           ---------------------------------
                                        Name: Douglas C. Felderman
                                        Title: EUP-CFO

                                        WET SEAL GC, INC.


                                        By: /s/ Douglas C. Felderman
                                           ---------------------------------
                                        Name: Douglas C. Felderman
                                        Title: EUP-CFO

                                        S.A.C. CAPITAL ASSOCIATES, LLC,
                                        as Administrative Agent, Collateral
                                        Agent, and a Lender


                                        By: S.A.C. Capital Advisors, LLC


                                        By: /s/ Peter Nussbaum
                                            --------------------------------
                                        Name:    Peter Nussbaum
                                        Title:   General Counsel
                                        Address:
                                        72 Cummings Point Road
                                        Stamford, Connecticut 06902
                                        Attn:  General Counsel
                                        Telephone: (203) 890-2000
                                        Telecopy: (203) 890-2393

                                        GMM CAPITAL, LLC
                                        as a Lender


                                        By: /s/ Donald Hecht
                                           --------------------------------
                                        Name: Donald Hecht
                                        Title: Administrative Trustee
                                        Address:
                                        111 West 40th Street, 20th Floor
                                        New York, NY 10018

                                        Attn:  ___________________
                                        Telephone: (212)819-8200
                                        Telecopy: (212) 203-7054

                                  SCHEDULE 1.1



                             LENDERS AND COMMITMENTS

---------------------------------------- -------------------------------------- --------------------------------------
                LENDER                                COMMITMENT                        COMMITMENT PERCENTAGE
---------------------------------------- -------------------------------------- --------------------------------------
S.A.C. Capital Associates, LLC                   $  6,500,000                                 65.0000%
---------------------------------------- -------------------------------------- --------------------------------------
Goldfarb Capital Partners LLC                    $  1,250,000                                 12.5000%
---------------------------------------- -------------------------------------- --------------------------------------
GMM Capital LLC                                  $  1,750,000                                 17.5000%
---------------------------------------- -------------------------------------- --------------------------------------
Charles Phillips                                 $    500,000                                  5.0000%
---------------------------------------- -------------------------------------- --------------------------------------
Total                                            $ 10,000,000                                     100%
---------------------------------------- -------------------------------------- --------------------------------------

                                   EXHIBIT G

                                                                [EXECUTION COPY]

                 INTERCREDITOR AND LIEN SUBORDINATION AGREEMENT


     THIS INTERCREDITOR AND LIEN SUBORDINATION AGREEMENT is entered into as of November 9, 2004, by and among S.A.C. CAPITAL ASSOCIATES, LLC, a limited liability company organized under the laws of Anguila, as "Administrative Agent" and "Collateral Agent" for all Second Lien Lenders (as hereinafter defined) party to the Second Lien Credit Agreement described below, THE WET SEAL, INC., a Delaware corporation (the "LEAD BORROWER"), THE WET SEAL RETAIL, INC., a
Delaware corporation ("WET SEAL RETAIL"), WET SEAL CATALOG, INC., a Delaware corporation (collectively, with Wet Seal Retail and the Lead Borrower, the "COMPANIES"), WET SEAL GC, INC., a Virginia corporation (the "FACILITY GUARANTOR"), and FLEET RETAIL GROUP, INC., as "Administrative Agent" and "Collateral Agent" for all of the First Lien Lenders (as hereinafter defined) party to the First Lien Credit Agreement described below.

                                 R E C I T A L S

     A. The Companies, the Facility Guarantor, the First Lien Agent (as hereinafter defined), Back Bay Capital Funding LLC, as Term Lender and the other First Lien Lenders have entered into an Amended and Restated Credit Agreement, dated as of September 22, 2004 (as the same may be amended, restated, supplemented or otherwise modified from time to time as permitted hereunder, the "FIRST LIEN CREDIT AGREEMENT"), which amended and restated in its entirety that certain Credit Agreement dated as of May 26, 2004 (the "EXISTING CREDIT AGREEMENT") and pursuant to which, among other things, First Lien Lenders have agreed, subject to the terms and conditions set forth in the First Lien Credit Agreement, to make certain loans and financial accommodations to the Companies. All of the Companies' obligations to First Lien Agent and First Lien Lenders under the First Lien Credit Agreement and the other First Lien Debt Documents (as hereinafter defined) are secured by first priority liens on and security interests in substantially all of the now existing and hereafter acquired real and personal property of each Company (collectively, the "COMPANY COLLATERAL").

     B. To induce First Lien Agent and First Lien Lenders to execute and deliver the Existing Credit Agreement, Facility Guarantor executed and delivered to First Lien Agent a certain Guarantee, dated as of May 26, 2004, pursuant to which Facility Guarantor guaranteed all of the Companies' obligations to First Lien Agent and First Lien Lenders under the Existing Credit Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time as permitted hereunder, the "FIRST LIEN GUARANTY"). To induce First Lien Agent and First Lien Lenders to execute and deliver the First Lien Credit Agreement, Facility Guarantor executed and delivered a Confirmation of Ancillary Loan Documents, dated as of September 22, 2004 (the "CONFIRMATION OF ANCILLARY LOAN DOCUMENTS"), which, among other things, confirmed and ratified Facility Guarantor's obligations under the First Lien Guaranty and other First Lien Debt Documents (as hereinafter defined) and executed and delivered the First Lien Credit Agreement. All of the obligations of Facility Guarantor under the First Lien Guaranty and the other First Lien Debt Documents are secured by first priority liens on and security interests in substantially all of the now existing and hereafter acquired real and personal property of Facility Guarantor (the "FACILITY GUARANTOR COLLATERAL"). The Liens and other security interests granted by the Companies in connection with the Existing Credit Agreement have been affirmed under the Confirmation of Ancillary Loan Documents.

     C. The Companies, the Facility Guarantor, the Second Lien Agent (as hereinafter defined) and the other Second Lien Lenders have entered into that certain Credit Agreement of even date herewith (as the same may be amended, restated, supplemented or otherwise modified from time to time as permitted hereunder, the "SECOND LIEN CREDIT AGREEMENT") pursuant to which, among other things, the Second Lien Lenders have agreed, subject to the terms and conditions set forth in the Second Lien Credit Agreement, to make a certain term loan to the Companies. All of the Companies' obligations to the Second Lien Agent and Second Lien Lenders under the Second Lien Credit Agreement and the other Second Lien Debt Documents (as hereinafter defined) are secured by second priority liens on and security interests in the Company Collateral.

     D. To induce the Second Lien Agent and the Second Lien Lenders to execute and deliver the Second Lien Credit Agreement, Facility Guarantor executed and delivered to Second Lien Agent a certain Guaranty of even date herewith pursuant to which Facility Guarantor guaranteed all of the Companies' obligations to the Second Lien Agent and Second Lien Lenders under the Second Lien Credit Agreement and the other Second Lien Debt Documents (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "SECOND LIEN GUARANTY"). All of the obligations of Facility Guarantor under the Second Lien Guaranty and the other Second Lien Debt Documents are secured by second priority liens on and security interests in the Facility Guarantor Collateral.

     E. As an inducement to and as one of the conditions precedent to the agreement of First Lien Agent and First Lien Lenders to consummate the transactions contemplated by the First Amendment to Amended and Restated Credit Agreement, dated of even date herewith (the "FIRST AMENDMENT"), First Lien Agent and First Lien Lenders have required the execution and delivery of this Agreement by the Second Lien Agent, for and on behalf of the Second Lien Lenders and itself, and the Credit Parties (as hereinafter defined) in order to set forth the relative rights and priorities of First Lien Agent, First Lien Lenders, Second Lien Agent and the Second Lien Lenders under the First Lien Debt Documents and the Second Lien Debt Documents and in respect of the Collateral (as hereinafter defined).

     NOW, THEREFORE, in order to induce First Lien Agent and First Lien Lenders to consummate the transactions contemplated by the First Amendment, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

     1. DEFINITIONS. The following terms shall have the following meanings in this Agreement:

     "ADDITIONAL INTEREST" means, at the time of determination, an increase in applicable interest with respect to the First Lien Debt in excess of the rate of interest assessed by the First Lien Agent pursuant to the terms of the First Lien Debt Documents as of the date hereof plus 200 basis points, except any increases in connection with the imposition of default rate of interest in accordance with the terms of the First Lien Debt Documents and as expressly contemplated by the definitions of the terms "Prime Rate" and "LIBO Rate", respectively, in each case as set forth in the First Lien Debt Documents (as in effect on the date hereof).

     "AGREEMENT" means this Intercreditor and Lien Subordination Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time.

     "AGGREGATE BORROWING BASES" means collectively the Borrowing Base and the Term Loan Borrowing Base.

     "ASSET SALE REVOLVER  RESERVE"  shall have the meaning set forth in Section
2.4 (a) hereof.

     "BACK-IN-O/A" shall mean First Lien Principal Obligations exceeding the Maximum First Lien Debt following a recalculation of Maximum First Lien Debt when the Borrowing Base Certificate delivered to the First Lien Agent prior to such recalculation showed that First Lien Principal Obligations were less than Maximum First Lien Debt.

     "BANKRUPTCY CODE" shall mean the provisions of Title 11 of the United States Code, as amended from time to time and any successor statute and all rules and regulations promulgated thereunder or any state insolvency, debtor relief or assignment for the benefit of creditor law.

     "BORROWING BASE" means the Borrowing Base as defined in the First Lien Credit Agreement.

     "BORROWING BASE CERTIFICATE" means the Borrowing Base Certificate as defined in the First Lien Credit Agreement (as in effect on the date hereof).

     "BUSINESS DAY" means any day that is not a Saturday, Sunday or other day on which commercial banks in Boston, Massachusetts or New York, New York are authorized or required by law to remain closed.

     "COLLATERAL" shall mean, collectively, the Company Collateral, the Facility Guarantor Collateral and any and all additional property and interests in property that secures all or any portion of the First Lien Debt and/or the Second Lien Debt.

     "CREDIT  PARTIES"  shall  mean,  collectively,   the  Companies,   Facility
Guarantor and any other guarantor of all or any portion of the First Lien Debt and/or the Second Lien Debt.

     "DISCHARGE OF ALL FIRST LIEN DEBT" shall mean the occurrence of all of the following: (i) termination of all commitments to extend credit that would constitute First Lien Debt, (ii) Payment in Full of all First Lien Debt (other than contingent indemnification obligations to the extent no bona fide claim giving rise thereto has been asserted) and (iii) termination, cancellation or cash collateralization (in each case, in accordance with the terms of this Agreement) of all outstanding Letter of Credit Liabilities that constitute First Lien Debt.

     "ENFORCEMENT ACTION" shall mean (a) to foreclose on, collect on, take possession of or control of, or sell or otherwise realize upon (judicially or non-judicially) any Collateral or otherwise enforce rights with respect to Collateral under any applicable agreement, document or instrument pertaining thereto (including, without limitation, by way of setoff, notification of account debtors, notification of depositary banks under deposit account control agreements or exercise of rights under landlord consents), (b) to receive a transfer of Collateral in satisfaction of any indebtedness secured thereby or
(c) to otherwise enforce any security interest or other right or remedy pertaining to the Collateral at law, in equity or pursuant to a First Lien Security Document or Second Lien Security Document, as applicable (including, without limitation, the commencement of any applicable legal proceedings against or with respect to all or any of the Collateral to facilitate the actions described in the immediately preceding CLAUSE (A) and CLAUSE (B), commencing any applicable Proceeding and exercising voting rights in respect of any equity interests comprising Collateral).

     "EXCLUDED FIRST LIEN DEBT" shall mean, (a) any obligation, liabilities or indebtedness of the Credit Parties relating to Hedging Agreements (as defined in the First Lien Credit Agreement as of the date hereof), (b) that portion of the First Lien Principal Obligations (including interest due thereon) which when made or incurred caused the First Lien Principal Obligations to exceed the Maximum First Lien Debt and (c) any Additional Interest. Excluded First Lien Debt shall not include any portion of the First Lien Principal Obligations (and interest due thereon) which, (x) on the date of funding by the First Lien Lenders in the case of the Revolving Credit Loans or the date of issuance, renewal or amendment in the case of the Letter of Credit Liabilities represented by the outstanding Letters of Credit, did not cause the First Lien Principal Obligations to exceed the Maximum First Lien Debt as calculated based upon the most recent Borrowing Base Certificate received by the First Lien Agent prior to such funding or issuance, renewal or amendment (even if such Borrowing Base Certificate proved to be inaccurate based upon, but not limited to, errors, fraud or changes in collateral values) or (y) First Lien Principal Obligations (and interest thereon) to the extent that the Revolving Credit Loans are funded or the Letter of Credit Liabilities are incurred at a time following a Back-in-O/A so long as such amounts do not exceed an amount equal to the Maximum First Lien Debt as calculated based upon the most recent Borrowing Base
Certificate received by the First Lien Agent prior to the occurrence of a Back-in-O/A MINUS the amount of the First Lien Principal Obligations outstanding on such date.

     "EXISTING CREDIT AGREEMENT" shall have the meaning provided in the Recitals hereto.

     "FIRST LIEN AGENT" shall mean Fleet Retail Group, Inc., as First Lien Agent for the First Lien Lenders, or any other Person appointed by the holders of the First Lien Debt as agent for purposes of the First Lien Debt Documents and this Agreement; PROVIDED THAT, after the consummation of any Permitted Refinancing, the term "First Lien Agent" shall refer to any Person appointed by the holders of the First Lien Debt at such time as agent for themselves for purposes of, among other things, this Agreement.

     "FIRST LIEN DEBT" shall mean all obligations, liabilities and indebtedness of every nature of each Credit Party from time to time owed to First Lien Agent or any First Lien Lender under the First Lien Debt Documents, including, without limitation, the principal amount of all debts, claims and indebtedness, accrued and unpaid interest accruing thereon (including, without limitation, interest accruing after the commencement of a Proceeding, without regard to whether or not such interest is an allowed claim) and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, (including, without limitation, all obligations, liabilities and indebtedness arising from or in connection with any transactions which arise out of cash management, depository, investment, letter of credit or other banking or financial services) whether before or after the filing of a Proceeding under the Bankruptcy Code (including without limitation a DIP Financing); PROVIDED, HOWEVER, "First Lien Debt" shall not include any Excluded First Lien Debt.

     "FIRST LIEN DEBT DOCUMENTS" shall mean the First Lien Credit Agreement and all other agreements, documents and instruments executed from time to time in connection therewith (including without limitation the First Lien Guaranty and each other First Lien Security Document), as the same may be amended, restated, supplemented or otherwise modified from time to time as permitted herein.

     "FIRST LIEN DEFAULT" shall mean an "Event of Default" that arises pursuant to Section 7.01 of the First Lien Credit Agreement.

     "FIRST LIEN LENDER PARTIES" shall mean the First Lien Agent and each of the First Lien Lenders.

     "FIRST LIEN LENDERS" shall mean the holders of the First Lien Debt, and shall include, without limitation, the "Lenders", as such term is defined in the First Lien Credit Agreement.

     "FIRST LIEN PRINCIPAL OBLIGATIONS" shall mean the (a) outstanding principal amount of the Revolving Credit Loans and the Term Loan and (b) the Letter of Credit Liabilities.

     "FIRST LIEN SECURITY DOCUMENTS" means any agreement, document or instrument executed concurrently with the First Lien Credit Agreement or at any time hereafter pursuant to which one or more Credit Parties or any other Person either (i) guarantees payment or performance of all or any portion of the First Lien Debt (including, without limitation, the First Lien Guaranty) and/or (ii) provides, as security for all or any portion of the First Lien Debt, a Lien on any of its Property in favor of the First Lien Agent (for the benefit of the First Lien Lenders), as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

     "INSURANCE RESERVE" shall have the meaning set forth in Section 7 hereof.

     "LETTER OF CREDIT LIABILITIES" shall mean all "L/C Disbursements", "Letter of Credit Outstandings", "Letter of Credit Fees" (each as defined in the First Lien Credit Agreement) and all other Indebtedness that arises in connection with the issuance, renewal or extension of any "Letter of Credit" pursuant to the terms of the First Lien Credit Agreement.

     "LIEN" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset.

     "MAXIMUM FIRST LIEN DEBT" shall mean on any date of determination thereof, First Lien Debt in an amount equal to (a) the lesser of (i) $50,000,000 and (ii) the result of (A) the greater of the (I) the Borrowing Base and (II) the Term Loan Borrowing Base (as such terms (including the component definitions thereof) are defined in the First Lien Credit Agreement as of the date hereof) MINUS (B) the Minimum Required Excess Availability (as such term (including the component definitions thereof) is defined in the First Lien Credit Agreement as of the date hereof); PLUS (b) $8,000,000; PLUS, (c) the Permitted Overadvance Amount, MINUS (d) all Asset Sale Revolver Reserves, all Insurance Reserves and all Term Loan Permanent Reductions.

     "MINIMUM REQUIRED EXCESS AVAILABILITY" shall mean the "Minimum Required Excess Availability" as defined in the First Lien Credit Agreement.

     "NEW DEBT" shall have the meaning provided in SECTION 2.11 hereof.

     "PAID IN FULL" OR "PAYMENT IN FULL" shall mean the payment in full in cash of all First Lien Debt (provided that cash collateral in an amount of 103% of the aggregate undrawn amount of the letters of credit provided under the First Lien Debt Documents may be furnished in lieu of payment in cash for such related Letter of Credit Liabilities) and termination of all commitments to lend or make other financial accommodations under the First Lien Debt Documents.

     "PERMITTED OVERADVANCE AMOUNT" shall mean up to $7,500,000.

     "PERMITTED REFINANCING" shall mean any refinancing of the First Lien Debt under the First Lien Debt Documents PROVIDED THAT the financing documentation entered into by the Credit Parties in connection with such Permitted Refinancing constitutes Permitted Refinancing First Lien Debt Documents.

     "PERMITTED REFINANCING FIRST LIEN DEBT DOCUMENTS" shall mean any financing documentation which replaces the First Lien Debt Documents and pursuant to which the

First Lien Debt under the First Lien Debt Documents is refinanced, as such financing documentation may be amended, restated, supplemented or otherwise modified from time to time in compliance with this Agreement, but specifically excluding any such financing documentation to the extent that it contains, either initially or by amendment or other modification, any material terms, conditions, covenants or defaults other than those which (a) exist at the time of the Permitted Refinancing in the First Lien Debt Documents or (b) could be included in the First Lien Debt Documents by an amendment or other modification that would not be prohibited by the terms of this Agreement.

     "PERSON" shall mean any natural person, corporation, general or limited partnership, limited liability company, firm, trust, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

     "PROCEEDING" shall mean any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

     "PROPERTY" shall mean, with respect to any Person, all assets, property and interests in property of such Person, whether real, personal or mixed, whether now owned or existing or hereafter acquired or arising and wheresoever located.

     "REVOLVING CREDIT LOANS" shall mean the "Revolving Credit Loans" as defined in the First Lien Credit Agreement.

     "SALE EVENT" shall mean the date upon which both (i) a First Lien Default has occurred and is continuing and (ii) First Lien Agent or Second Lien Agent has retained, or has caused or directed a Credit Party to retain, a broker or investment banker or liquidating agent or agent to sell all or a substantial portion of a Credit Party's business or operations and/or the Collateral. A Sale Event shall be deemed terminated when First Lien Agent or Second Lien Agent who has commenced such Sale Event has so advised Companies in writing.

     "SECOND LIEN ACTIONABLE DEFAULT" shall mean, collectively to the extent that such events have not been cured or waived, (a) an "Event of Default" that arises pursuant to (i) the incurrence of indebtedness that is pari passu or senior in right of payment to the Second Lien Debt in contravention of Section
6.01 of the Second Lien Credit Agreement and (ii) Section 7.01(a) of the Second Lien Credit Agreement (as in effect on the date hereof), (b) the First Lien Principal Obligations exceeds the Maximum First Lien Debt, (c) after the occurrence of a First Lien Default (which shall not have been cured or waived) if at such time the First Lien Agent shall be in breach of any material term or provision of this Agreement and such breach shall not have been cured within five (5) Business Days of the date of receipt of written notice of such breach from the Second Lien Agent and (d) the Borrowers shall have failed to deliver the Borrowing Base Certificate required pursuant to Section 5.01(f) of the First Lien Credit Agreement (as in effect on the date hereof).

     "SECOND LIEN AGENT" shall mean S.A.C. Capital Associates, LLC, as Second Lien Agent for the Second Lien Lenders, or any other Person appointed by the holders of the Second Lien Debt as agent for purposes of the Second Lien Debt Documents and this Agreement.

     "SECOND LIEN DEBT" shall mean all obligations, liabilities and indebtedness of every nature of each Credit Party from time to time owed to Second Lien Agent or any Second Lien Lender under the Second Lien Debt Documents, including, without limitation, the principal amount of all debts, claims and indebtedness, accrued and unpaid interest, including capitalized interest, accruing thereon (including, without limitation, interest accruing after the commencement of a
Proceeding, without regard to whether or not such interest is an allowed claim and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, whether before or after the filing of a Proceeding under the Bankruptcy Code.

     "SECOND LIEN DEBT DOCUMENTS" shall mean the Second Lien Credit Agreement, the Second Lien Guaranty, any other guaranty with respect to the Second Lien Debt, each other Second Lien Security Document and all other documents, agreements and instruments now existing or hereinafter entered into evidencing or pertaining to all or any portion of the Second Lien Debt.

     "SECOND LIEN DEFAULT NOTICE" shall mean a written notice from Second Lien Agent to First Lien Agent pursuant to which First Lien Agent is notified of the occurrence of a Second Lien Actionable Default, which notice incorporates a reasonably detailed description of such Second Lien Actionable Default and states that such notice is a "Second Lien Default Notice" for purposes of this Agreement.

     "SECOND LIEN GUARANTY" shall have the meaning provided in the Recitals hereto.

     "SECOND LIEN LENDER PARTIES" shall mean the Second Lien Agent and each of the Second Lien Lenders.

     "SECOND  LIEN  LENDERS"  shall  mean  holders  of  the  Second  Lien  Debt.

     "SECOND LIEN SECURITY DOCUMENTS" shall mean any agreement, document or instrument executed concurrently with the Second Lien Credit Agreement or at any time hereafter pursuant to which one or more Credit Parties or any other Person either (i) guarantees payment or performance of all or any portion of the Second Lien Debt (including, without limitation, the Second Lien Guaranty) and/or (ii) provides, as security for all or any portion of the Second Lien Debt, a Lien on any of its Property in favor of the Second Lien Agent, for the benefit of the Second Lien Lenders and itself, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

     "TERM LOAN" shall mean the "Term Loan" as defined in the First Lien Credit Agreement.

     "TERM LOAN BORROWING BASE" shall mean the "Term Loan Borrowing Base" as such term is defined in the First Lien Credit Agreement.

     "TERM  LOAN  PERMANENT  REDUCTIONS"  shall  have the  meaning  set forth in
Section 2.4 (a) hereof.

     2.   LIEN SUBORDINATION.

          2.1. SUBORDINATION OF LIENS SECURING SECOND LIEN DEBT TO LIENS SECURING FIRST LIEN DEBT. Each Credit Party, each First Lien Lender Party and each Second Lien Lender Party hereby acknowledge and agree that, notwithstanding the time, date, manner or order of grant, attachment or perfection of the Liens on all or any part of the Collateral granted to the First Lien Agent or the Second Lien Agent, as the case may be, (i) all Liens granted on all or any part of the Collateral pursuant to the First Lien Security Documents to the First Lien Agent for the benefit of the First Lien Lender Parties shall be a "first" prior, senior and continuing Lien on all such Collateral to the extent of the First Lien Debt, and (ii) all Liens granted on all or any part of the Collateral pursuant to the Second Lien Security Documents to the Second Lien Agent, for the benefit of the Second Lien Lender Parties, regardless of when or how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be in all respects and for all purposes subject to, junior to and subordinate to all Liens on all or any part of the Collateral in favor of the First Lien Agent to the extent of the First Lien Debt, on the terms and conditions set forth in this Agreement.

          2.2. LIQUIDATION, DISSOLUTION, BANKRUPTCY. The provisions of this Agreement will be applicable both before and after any Proceeding involving any Credit Party and all references herein to any Credit Party shall be deemed to apply to the trustee for such Credit Party and such Credit Party as a debtor-in-possession. The relative rights of the First Lien Agent and the Second Lien Agent as set forth in this Agreement in or to any distributions in respect of the Collateral shall continue after the filing of any Proceeding on the same basis as prior to the date of such filing. In the event of any Proceeding involving any Credit Party:

               (a) Except as otherwise specifically permitted in this Agreement, until the First Lien Debt shall have been Paid in Full, the Second Lien Agent and each Second Lien Lender shall not assert, without the prior written consent of the First Lien Agent, any claim, motion, objection or argument in respect of all or any part of the Collateral in connection with such Proceeding which could otherwise be asserted or raised in connection with such Proceeding by such Second Lien Lender Party as a secured creditor of any Credit Party. Without limiting the generality of the foregoing, the Second Lien Agent, for itself and each Second Lien Lender, agrees that it will (i) not object to or oppose (or support any other Person in objecting to or opposing) any sale or other disposition of all or any part of the Collateral free and clear of Liens or other claims of the Second Lien Agent and each Second Lien Lender under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code or any other law applicable to such Proceeding if the relevant First Lien Lender Parties have consented to such sale or disposition, (ii) subject to Section 2.11 hereof, not challenge (or support any other Person in challenging) any use of cash collateral or debtor-in-possession financing consented to or provided by any First Lien Lender Parties (whether consented to or provided by the First Lien Lender Parties, a "DIP FINANCING") it being agreed by each Second Lien Lender Party that such DIP Financing shall be on such terms and conditions and in such amounts as such First Lien Lender Parties, in their sole discretion, may decide and, in connection therewith, any Credit Party may grant to such participating First Lien Lender Parties (or any agent or representative thereof) Liens upon all of the Property of such Credit Party, which Liens (A) shall secure payment of all First Lien Debt whether such First Lien Debt arose prior to the commencement of such Proceeding or at any time thereafter and all other financing provided by any First Lien Lender Parties during the Proceeding (provided that, to the extent that such Liens secure First Lien Debt which arose prior to the commencement of such Proceeding, such Liens shall also secure the Second Lien Debt, subject to the conditions and terms set forth herein) and (B) shall be superior in priority to the liens and security interests, if any, in favor of Second Lien Agent for the benefit of the Second Lien Lender Parties on the Property of such Credit Party on the same terms and conditions as provided herein; PROVIDED, HOWEVER that in connection with any such use of cash collateral or DIP Financing, the Second Lien Lender Parties shall have received as adequate protection of their interests a replacement Lien in post-petition assets of the Credit Parties which shall be junior and subordinate to all Liens granted pursuant to such consent to use cash collateral or DIP Financing with the same priorities afforded the Liens granted to the Second Lien Agent pursuant to this Agreement; (iii) not to assert (or support any other Person in asserting) any right it may have to "adequate protection" of its interest in any Collateral in any Proceeding, (iv) turn over to the First Lien Agent for the pro rata benefit of the First Lien Lender Parties any "adequate protection" of their interest in any Collateral that they receive in any Proceeding for application to the First Lien Debt owed to the First Lien Lender Parties, and (v) not seek to have the automatic stay of Section 362 of the Bankruptcy Code lifted or modified with respect to any Collateral, to appoint a trustee or examiner under Section 1104 of the Bankruptcy Code or to convert or dismiss (or support any other Person in converting or dismissing) such Proceeding under Section 1112 of the Bankruptcy Code, in each case without the prior written consent of the First Lien Agent; PROVIDED, THAT, in the case of this CLAUSE (V), if the First Lien Lender Parties seek such aforementioned relief, the Second Lien Lender Parties hereby irrevocably consents thereto and shall join in any such motion or application seeking such relief if requested by the First Lien Agent. The Second Lien Agent, for each

          Second Lien Lender Party, waives any claim it may now or hereafter have arising out of the election of the First Lien Lender Parties, in any Proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code. The Second Lien Agent shall be permitted to participate on any creditor's committee; PROVIDED, THAT the Second Lien Agent or any other Person participating on such creditor's committee shall not directly or indirectly take any action or vote in any manner that would be in violation of this Agreement or inconsistent with or result in a breach of this Agreement.

               (b) Except as otherwise expressly set forth herein, the First Lien Agent shall have the exclusive right to file proofs of claim and other pleadings and motions with respect to any Collateral in any Proceeding. Subject to the limitations set forth in this Agreement, the First Lien Agent may (but shall have no obligation or duty to) file appropriate proofs of claim and other pleadings and motions with respect to any Second Lien Debt in any Proceeding if and to the extent a proper proof of claim with respect to such Second Lien Debt has not been filed by the Second Lien Agent for and on behalf of the Second Lien Lender Parties in the form required in such Proceeding at least ten (10) days prior to the expiration of the time for filing thereof. In furtherance of the foregoing, the Second Lien Agent, for each Second Lien Lender Party, hereby appoints the First Lien Agent as its attorney-in-fact, with full authority in the place and stead of such Second Lien Lender Party and full power of substitution and in the name of such Second Lien Lender Party or otherwise, to execute, file and deliver any document or instrument that the First Lien Agent is required or permitted to file or deliver pursuant to this SECTION
          2.2(B),  such  appointment  being    coupled  with  an
          interest and irrevocable.

               (c) The Second Lien Agent shall execute and deliver to the First Lien Agent all such agreements, instruments and other documents confirming the above authorizations and all such proofs of claim, assignments of claim and other instruments and documentation, and shall take all such other action as may be reasonably requested by the First Lien Agent to enforce such claims and carry out the intent of this SECTION 2.2.

               (d) The First Lien Debt shall continue to be treated as First Lien Debt and the provisions of this Agreement shall continue to govern the relative rights and priorities of the First Lien Lender Parties and the Second Lien Lender Parties even if all or part of the First Lien Debt or the Liens securing same are subordinated, set aside, avoided, invalidated or disallowed in connection with any Proceeding.

               (e) To the extent that any First Lien Lender Party receives payments (whether in cash, Property or securities) on the First Lien Debt or proceeds of Collateral which are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the First Lien Debt, or part thereof, intended to be satisfied shall be revived and continue in full force and effect as if such payments or proceeds had not been received by such First Lien Lender Party.

               (f) Notwithstanding any other provision of this Agreement, but subject to SECTION 2.2(A), (i) the Second Lien Agent shall be entitled to file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Agent, including without limitation any claims secured by the Collateral, if any, (ii) the Second Lien Agent shall be entitled to file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Credit Parties arising under either the Bankruptcy Code or applicable non-bankruptcy law, and (iii) the Second Lien Agent shall be entitled to file any proof of claim and other filings and make any arguments and motions that are, in each case, in accordance with the terms of this Agreement and necessary to preserve their rights, in accordance with the terms of this Agreement, with respect to the Second Lien Debt and the Collateral; PROVIDED, THAT notice of intent to take any such action shall be given by the Second Lien Agent to the First Lien Agent not less than the earlier of (x) five (5) Business Days prior to the taking of such action and (y) five (5) Business Days less than the number of days available by order of any applicable bankruptcy court in which to file any such claim, filing, pleading, objection, motion or agreement, as the case may be.

          2.3. LIEN ENFORCEMENT PROVISIONS.

     The First Lien Lender Parties shall have the exclusive right, prior to the Discharge of all First Lien Debt, to direct the enforcement by the Second Lien Lender Parties of all of their rights and remedies with respect to all or any part of the Collateral, (i) by judicial proceedings for the enforcement of the Liens created under the Second Lien Security Documents, (ii) by the sale of the Collateral or any part thereof, (iii) otherwise by the exercise of the power of entry or sale conferred by the Second Lien Debt Documents, or (iv) by taking any other Enforcement Action against, or exercising any other rights or remedies with respect to, all or any part of the Collateral; PROVIDED, THAT upon the Discharge of all First Lien Debt, the Second Lien Agent may exercise the rights or remedies specified in this SECTION 2.3 and in the Second Lien Security Documents. Except as the same pertains to the Collateral or as otherwise expressly prohibited by this Agreement, the Second Lien Agent may exercise any right or power, enforce any remedy, give any direction, consent or waiver or make any determination, under or in respect of any provision of any Second Lien Debt Document. Notwithstanding the foregoing, subject at all times to the provisions of SECTION 2.1 and SECTION 2.9 of this Agreement, if a Second Lien Actionable Default shall have occurred and be continuing, the Second Lien

Lender Parties may take any Enforcement Action under the Second Lien Debt Documents, including, without limitation, any Enforcement Action with respect to all or any part of the Collateral, AFTER the passage of ninety (90) days from the date of delivery of a Second Lien Default Notice to the First Lien Agent (to the extent that such Second Lien Actionable Default described therein shall not have been cured or waived within such period), PROVIDED that no Enforcement Action may be taken by any Second Lien Lender Party at any time if the First Lien Agent is diligently pursuing in good faith an Enforcement Action on a material portion of the Collateral, PROVIDED FURTHER, THAT such ninety (90) day period shall be tolled for any period during which the First Lien Lender Parties and Second Lien Lender Parties are prevented by applicable law from exercising their default and enforcement rights and remedies against all or any part of the Collateral; and PROVIDED, FURTHER, THAT if following the acceleration of the First Lien Debt by any First Lien Lender Party such acceleration is rescinded (whether or not any other existing "Event of Default" (as such term is defined in the First Lien Credit Agreement) has been cured or waived), then all Enforcement Actions taken by the Second Lien Lender Parties shall likewise be rescinded if such Enforcement Action is based solely on the acceleration of the First Lien Debt.

          2.4. RELEASE OF LIENS. In the event that all or any part of the Collateral is sold, transferred or otherwise disposed of by any Credit Party, acting with the consent of the First Lien Lender Parties, or by the First Lien Lender Parties, in each case pursuant to the terms of the First Lien Debt Documents:

               (a) prior to the commencement of a Proceeding (whether or not a Default or Event of Default (each as defined in the First Lien Credit Agreement) has occurred), any sale or other disposition of assets so long as the proceeds (net of transaction costs) received by the Credit Parties from any such sale or other disposition of assets are used to permanently reduce the amount that the Credit Parties are permitted to borrow under the First Lien Credit Agreement, either, as determined by the First Lien Lender Parties, as (A) a prepayment of the Term Loans (the "TERM LOAN PERMANENT REDUCTION") and/or (B) the establishment of reserves against the Aggregate Borrowing Bases in an amount equal to the total proceeds (net of transaction costs) received by the Credit Parties minus the amount by which the Aggregate Borrowing Bases were reduced (if any) in connection with such sale or other disposition (the "ASSET SALE REVOLVER RESERVE").

               (b) following the commencement of a Proceeding, in connection with:

                    (i) the entry of an order by a bankruptcy court  authorizing the sale, transfer or other disposition of all or substantially all of the Collateral of any Credit Party; or

                    (ii) the taking of any Enforcement  Action by the First Lien
               Lender Parties;

          then, in any such case, concurrently upon the release of any Liens of the First Lien Lender Parties with respect to such Collateral, the Liens of the Second Lien Lender Parties on such Collateral shall be automatically released and terminated, without any action by or notice to the Second Lien Lender Parties required hereunder, and the First Lien Agent shall be authorized by the Second Lien Agent on behalf of the Second Lien Lender Parties (and is hereby authorized and directed by the Second Lien Agent on behalf of the Second Lien Lender Parties) to file UCC termination statements or any other documents or instruments to terminate the Second Lien Agent's Lien on such Collateral to evidence such automatic release and termination. The Second Lien Agent agrees that no further act or documentation shall be necessary to evidence the release and termination by the Second Lien Agent of such Lien, PROVIDED THAT, such Second Lien Agent shall promptly execute and deliver to the First Lien Agent such releases and terminations as the First Lien Agent shall reasonably request to evidence such automatic release and termination of the Liens of Second Lien Agent on such Collateral. In furtherance of the foregoing, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby irrevocably appoints First Lien Agent its attorney-in-fact, with full authority in the place and stead of such Second Lien Lender Party and in the name of such Second Lien Lender Party or otherwise, to execute and deliver any document or instrument which such Second Lien Lender Party may be required to deliver pursuant to this SECTION 2.4.

          2.5. FIRST LIEN AGENT'S ACTIONS WITH RESPECT TO THE COLLATERAL. Subject to Section 2.2(f) as the following may relate to a Proceeding, in furtherance and not in limitation of the other terms and provisions of this Agreement, each of the Second Lien Lender Parties agrees that (i) it will not take any action (or support any other Person in taking any action) that would hinder, delay, limit or prohibit any exercise of rights and remedies by any of the First Lien Lender Parties under or pursuant to the First Lien Debt Documents to the extent permitted thereunder and hereunder, including, without limitation, any collection, sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise, or that would limit, invalidate, avoid or set aside any Lien or First Lien Security Document or subordinate the priority of the First Lien Debt to the Second Lien Debt or grant the Liens securing the Second Lien Debt equal ranking to the Liens securing the First Lien Debt and (ii) it hereby waives any and all rights it or the other Second Lien Lender Parties may have as a junior lien creditor or otherwise (whether arising under the Uniform Commercial Code or under any other law) to object to the manner in which the First Lien Lender Parties seek to enforce or collect the First Lien Debt or the Liens granted in any of the Collateral, regardless of whether any action or failure to act by or on behalf of the First Lien Lender Parties is adverse to the interests of any Second Lien Lender Party. Furthermore, and without limiting any other provision of any First Lien Debt Document, so long as the Discharge of all First Lien Debt has not occurred, in no event shall any Second Lien Lender Party (i) contest, protest or object to any Enforcement Action, any Sale Event or other action brought by any First Lien Lender Party or any other exercise by a First Lien Lender Party of any rights and remedies relating to the Collateral under the

     First Lien Security Documents or otherwise or (ii) object to the forbearance by the First Lien Lender Parties from bringing or pursuing any Enforcement Action, any Sale Event or other action or any other exercise of any rights or remedies relating to the Collateral, in each case so long as such action or inaction does not constitute a breach of the obligations of the First Lien Lender Parties under this Agreement and the respective interests of such Second Lien Lender Party attach to the proceeds thereof subject to the relative priorities set forth in this Agreement. In exercising rights and remedies with respect to the Collateral, the First Lien Lender Parties may enforce the provisions of the First Lien Debt Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction or any other applicable law and of a secured creditor under the Bankruptcy Code or any jurisdiction pursuant to which a Proceeding is then being conducted.

          2.6. TURNOVER PROVISIONS. In the event that any proceeds of Collateral are received by any Second Lien Lender Party at a time when such payment is not - expressly permitted by the terms of this Agreement, any such proceeds shall not be commingled with any of the assets of any Second Lien Lender Party, shall be received and held in trust for the benefit of the First Lien Lender Parties and shall be promptly paid over to the First Lien Agent, for the benefit of the First Lien Lender Parties, or delivered in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct, to the extent necessary to make Payment in Full of all First Lien Debt in accordance with its terms. In the event that any Second Lien Lender Party fails to provide any endorsement, as contemplated by the immediately preceding sentence, the First Lien Agent, or any of its officers or employees, is hereby irrevocably authorized to make the same (which authorization, being coupled with an interest, is irrevocable). After the Discharge of all First Lien Debt, any remaining proceeds of Collateral shall be delivered to the Second Lien Agent for application to the Second Lien Debt in accordance with the Second Lien Debt Documents, except as otherwise required pursuant to applicable law.

          2.7. AGREEMENT NOT TO CONTEST. Each of the First Lien Lender Parties and each of the Second Lien Lender Parties hereby agrees not to, directly or indirectly, whether in connection with a Proceeding or otherwise, take any action or vote in any way that would be in violation of, or inconsistent with, or result in a breach of, this Agreement or challenge or contest (i) the validity, perfection, priority or enforceability of any First Lien Debt or Second Lien Debt or the Lien held by the First Lien Agent, for the benefit of the First Lien Lender Parties, or the Lien held by the Second Lien Agent, for the benefit of the Second Lien Lender Parties, to secure the payment, performance or observance of all or any part of the First Lien Debt or the Second Lien Debt, (ii) the rights of the First Lien

     Lender Parties or the Second Lien Lender Parties set forth in any of the First Lien Debt Documents or Second Lien Debt Documents, respectively, with respect to any such Lien, or (iii) the validity or enforceability of any of the First Lien Debt Documents or any of the Second Lien Debt Documents; PROVIDED THAT nothing in this SECTION 2.7 is intended or shall be deemed or construed to limit in any way the ability of the parties hereto to enforce all of the terms and provisions of this Agreement.

          2.8. SALE, TRANSFER OR OTHER DISPOSITION OF SECOND LIEN DEBT.

               (a) No First Lien Lender Party or Second Lien Lender Party shall sell, assign, pledge, dispose of or otherwise transfer all or any portion of the First Lien Debt or any First Lien Debt Document or Second Lien Debt or any Second Lien Debt Document, as the case may be:
          (i) without giving prior written notice of such action to the First Lien Agent or the Second Lien Agent, respectively, and (ii) unless, concurrently with the consummation of any such action, the transferee thereof shall agree to be bound by this Agreement.

               (b) Notwithstanding the failure of any transferee to execute or deliver an agreement substantially identical to this Agreement (or joinder to this to this Agreement), the subordination effected hereby shall survive any sale, assignment, pledge, disposition or other transfer of all or any portion of the Second Lien Debt, and the terms of this Agreement shall be binding upon the successors and assigns of any Second Lien Lender Party, as provided in SECTION 13 hereof.

               (c) The Credit Parties shall not refinance the Second Lien Debt, or otherwise prepay the Second Lien Debt in violation of the terms of the First Lien Credit Agreement, and the Second Lien Lender Parties shall not accept any such prepayment, unless (i) the terms and conditions of such refinancing documentation are acceptable to First Lien Agent and (ii) the lenders thereunder and the Credit Parties have executed and delivered to First Lien Agent an agreement substantially similar to this Agreement.

          2.9. APPLICATION OF PROCEEDS FROM SALE OR OTHER DISPOSITION OF THE COLLATERAL.

               (a) Prior to a First Lien Default, all proceeds of dispositions of Collateral, insurance proceeds in connection with a casualty event and condemnation awards with respect to any Collateral shall be applied to the First Lien Debt.

               (b) After the occurrence and during the continuance of a First Lien Default, all proceeds of Collateral collected by any First Lien Lender Party or any Second Lien Lender Party, shall, in each case, be applied as follows: FIRST, Payment in Full of the First Lien Debt; SECOND, payment in ----- ------ full in cash of the Second Lien Debt; and THIRD, to any Excluded First Lien Debt. Any balance remaining shall be delivered to the Credit ----- Parties or to whomever may be lawfully entitled to receive such balance or as a court of competent jurisdiction may direct. Each Credit Party acknowledges the foregoing application of proceeds and agrees to same. In carrying out the foregoing, (a) amounts received shall be applied in the numerical order provided until exhausted prior to the application to the next succeeding category and (b) each of the Persons entitled to receive a payment in any particular category shall receive an amount equal to its pro rata share of amounts available to be applied pursuant thereto.

          2.10. LEGENDS. Until the termination of this Agreement in accordance with SECTION 20 hereof, each Second Lien Lender Party will cause to be clearly, conspicuously and prominently inserted in the Second Lien Credit Agreement and any other Second Lien Debt Document that grants a Lien or evidences the Second Lien Debt, as well as any renewals or replacements thereof, the following legend in substantially the form hereof:

          "The liens and security interests securing the indebtedness and other obligations incurred or arising under or evidenced by this instrument and the rights and obligations evidenced hereby with respect to such liens are subordinate in the manner and to the extent set forth in that certain Intercreditor and Lien Subordination Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof, the "SUBORDINATION AGREEMENT") dated as of November 9, 2004 among S.A.C. CAPITAL ASSOCIATES, LLC, a limited liability company organized under the laws of Anguila ("SECOND LIEN AGENT"), THE WET SEAL, INC., a Delaware corporation, (the "LEAD Borrower"), THE WET SEAL RETAIL, INC., a Delaware corporation ("WET SEAL RETAIL"), WET SEAL CATALOG, INC., a Delaware corporation (collectively, with Wet Seal Retail and the Lead Borrower, the "COMPANIES"), WET SEAL GC, INC., a Virginia corporation (the "FACILITY GUARANTOR"), FLEET RETAIL GROUP, INC., ("FIRST LIEN AGENT"), and back bay capital funding llc, as Term Lender under the First Lien Credit Agreement hereinafter described to the liens and security interests securing indebtedness (including interest) owed by the Companies pursuant to that certain Amended and Restated Credit Agreement dated as of September 22, 2004 (the "FIRST LIEN CREDIT AGREEMENT") among the Companies, First Lien Agent, the lenders from time to time party thereto and Fleet National Bank, as Issuing Lender, and certain guarantees of the indebtedness evidenced thereby, as such First Lien Credit Agreement and such guarantees have been and hereafter may be amended, restated, supplemented or otherwise modified from time to time as permitted under the Subordination Agreement and to the liens and security interests securing indebtedness refinancing the indebtedness under such agreements as permitted by the Subordination Agreement; and each holder of this instrument, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Subordination Agreement."

          2.11. ANTILAYERING. The First Lien Agent, on behalf of the First Lien Lender Parties, hereby agrees not to create any indebtedness under the First Lien Debt Documents or create or consent to any DIP Financing (collectively, "NEW DEBT") (whether entered into before or after the commencement of a Proceeding) unless such New Debt constitutes either First Lien Debt or Excluded First Lien Debt.

     3. MODIFICATIONS.

          3.1. MODIFICATIONS TO FIRST LIEN DEBT DOCUMENTS. The First Lien Lender Parties may at any time and from time to time without the consent of or notice to any Second Lien Lender Party, without incurring liability to any Second Lien Lender Party and without impairing or releasing the obligations of any Second Lien Lender Party under this Agreement, change the manner or place of payment or extend the time of payment of or renew or alter any of the terms of the First Lien Debt, or amend or otherwise modify in any manner any of the First Lien Debt Documents; PROVIDED THAT the First Lien Lender Parties shall not (a) increase any applicable interest rate with respect to the First Lien Debt by more than 200 basis points, except in connection with (i) the imposition of a default rate of interest in accordance with the terms of the First Lien Debt Documents or (ii) as expressly contemplated by the definitions of the terms "Prime Rate" and "LIBO Rate", respectively, in each case as set forth in the First Lien Debt Documents as in effect on the date hereof; or (b) a release of any Asset Sale Reserve or Insurance Reserve.

          3.2. MODIFICATIONS TO SECOND LIEN DEBT DOCUMENTS. Until the First Lien Debt has been Paid in Full, and notwithstanding anything to the contrary contained in the Second Lien Debt Documents, the Second Lien Lender Parties shall not, without the prior written consent of First Lien Agent, agree to any amendment, modification or supplement to the Second Lien Debt Documents the effect of which is to (i) increase the maximum principal amount of the Second Lien Debt (other than as a result of the capitalization of interest)or rate of interest or paid in kind nature of interest on any of the Second Lien Debt, (ii) change the dates upon which payments of principal or interest on the Second Lien Debt are due, except in connection with the imposition of the default rate of interest in accordance with the Second Lien Debt Documents as in effect on the date hereof; PROVIDED, HOWEVER that the maturity date of the Second Lien Debt may be extended through and until April 29, 2005, (iii) change or add any event of default or any covenant with respect to the Second Lien Debt, (iv) change any redemption or prepayment provisions of the Second Lien Debt, (v) subordinate the Second Lien Debt to any other indebtedness, (vi) take any Liens on any Property of any Credit Party unless the same has been offered in writing to the First Lien Agent for the benefit of the First Lien Lender Parties or (vii) change or amend any other term of the Second Lien Debt Documents if such change or amendment would result in a First Lien Default, increase the obligations of any Credit Party or confer additional material rights on any Second Lien Lender Party or any other holder of the Second Lien Debt in a manner adverse in any material respect to any Credit Party or any of the First Lien Lender Parties.

          3.3. WAIVER OF EVENTS OF DEFAULT. Until the First Lien Debt has been Paid in Full, and notwithstanding anything to the contrary contained in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby agrees to waive any "Event of Default" contained or arising under the Second Lien Debt Documents to the extent that the First Lien Lender Parties shall have waived any counterpart "Event of Default" contained or arising under the First Lien Debt Documents; PROVIDED, HOWEVER that the Second Lien Lender Parties shall not, as a result of this SECTION 3.3 (a) be obligated to waive an event of default arising under clauses (a) through (c) of the definition of "Second Lien Actionable Default" or (b) be deemed to have waived the imposition of the default rate of interest set forth in the Second Lien Debt Documents (as in effect on the date hereof) which would arise but for the foregoing waiver provisions of this SECTION 3.3.

     4. WAIVER OF CERTAIN RIGHTS BY THE SECOND LIEN LENDER PARTIES

          4.1. ACCEPTANCE. The Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby waives all notice of the acceptance by First Lien Lender Parties of the lien subordination and other provisions of this Agreement and all the notices not specifically required pursuant to the terms of this Agreement or under the Uniform Commercial Code or other applicable law in connection with foreclosure on or sale of all or any portion of the Collateral, and the Second Lien Agent expressly consents to the reliance by the First Lien Lender Parties upon the subordination and other agreements as herein provided.

          4.2. MARSHALING.

               (a) The Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby waives any rights it may have under applicable law to assert the doctrine of marshaling or to otherwise require the First Lien Agent or any other First Lien Lender Party to marshal any Property of any Credit Party for the benefit of any Second Lien Lender Party. The Second Lien Agent, on behalf of the Second Lien Lender Parties, further waives any right to demand, request, plead or otherwise assert or otherwise claim the benefit of any appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights a junior creditor may have under applicable law.

               (b) The Second Lien Agent, on behalf of the Second Lien Lender Parties, agrees that no First Lien Lender

          Party shall have any liability to any Second Lien Lender Party, and such Second Lien Lender Party hereby waives any claims against any First Lien Lender Party, arising out of any and all actions which any First Lien Lender Party may take or permit or omit to take with respect to (i) the First Lien Debt Documents, (ii) the collection of the First Lien Debt or (iii) the foreclosure upon, or sale, liquidation or other disposition or realization of, any Collateral, in each case, except for gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction. The Second Lien Agent, on behalf of the Second Lien Lender Parties, agrees that no First Lien Lender Party shall have any duty, express or implied, fiduciary or otherwise, to it in respect of the maintenance or preservation of any Collateral, any Second Lien Debt or otherwise. The First Lien Agent, on behalf of the First Lien Lender Parties, agrees that no Second Lien Lender Party shall have any duty, express or implied, fiduciary or otherwise, to it in respect of the maintenance or preservation of any Collateral, any First Lien Debt or otherwise. No First Lien Lender Party, no Second Lien Lender Party nor any of their respective directors, officers, employees or agents will be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so, or will be under any obligation to sell or otherwise dispose of any Collateral upon the request of a Credit Party, any First Lien Lender Party, any Second Lien Lender Party or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

     5.  REPRESENTATIONS AND WARRANTIES.

          5.1. REPRESENTATIONS AND WARRANTIES OF SECOND LIEN AGENT. To induce First Lien Agent to execute and deliver this Agreement, the Second Lien Agent hereby represents and warrants to First Lien Agent that as of the date hereof: (a) the Second Lien Agent is an entity duly formed and validly existing under the laws of Anguila; (b) the Second Lien Agent has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement, all of which have been duly authorized by all proper and necessary action; (c) the execution of this Agreement by the Second Lien Agent will not violate or conflict with the organizational documents of the Second Lien Agent, any material agreement binding upon the Second Lien Agent or any law, regulation or order or require any consent or approval which has not been obtained; (d) this Agreement is the legal, valid and binding obligation of the Second Lien Agent, enforceable against the Second Lien Agent, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by equitable principles; and (e) the Second Lien Agent is the sole owner, beneficially and of record, of its portion of the Second Lien Debt Documents and the Second Lien Debt.

          5.2. REPRESENTATIONS AND WARRANTIES OF FIRST LIEN AGENT. To induce the Second Lien Agent to execute and deliver this Agreement, First Lien

     Agent hereby represents and warrants to the Second Lien Agent that as of the date hereof: (a) First Lien Agent is a corporation duly formed and validly existing under the laws of the State of Delaware; (b) First Lien Agent has the power and authority to enter into, execute, deliver and carry out the terms of this Agreement, all of which have been duly authorized by all proper and necessary action; (c) the execution of this Agreement by First Lien Agent will not violate or conflict with the organizational documents of First Lien Agent, any material agreement binding upon First Lien Agent or any law, regulation or order or require any consent or approval which has not been obtained; and (d) this Agreement is the legal, valid and binding obligation of First Lien Agent, enforceable against First Lien Agent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by equitable principles.

     6. NO NEW LIEN. Each of the First Lien Lender Parties, each of the Second Lien Lender Parties and each Credit Party hereby agrees that no Credit Party shall, or shall permit its Subsidiaries to, grant or permit any Lien, or take any action to perfect a Lien, on any Property to secure any the First Lien Debt or the Second Lien Debt unless such Lien is granted to each of the First Lien Agent, for the benefit of the First Lien Lender Parties, and the Second Lien Agent, for the benefit of the Second Lien Lender Parties, respectively; provided that nothing in this Section 6 shall limit the rights of (i) the First Lien Lender Parties from holding cash collateral pursuant to the terms of the First Lien Debt Documents and exercising their rights and remedies against such cash collateral, or (ii) the First Lien Lender Parties from exercising customary rights of setoff against accounts maintained with such Person, in each case pursuant to the terms and provisions of the First Lien Debt Documents. In addition, the Second Lien Lender Parties shall not be permitted to restrict, in any manner, a Credit Party from granting a Lien on any Property for the benefit of the First Lien Lenders.

     7. INSURANCE PROCEEDS. Until the Discharge of all First Lien Debt, the First Lien Agent shall have the sole and exclusive right, as against the Second Lien Lender Parties, to adjust settlement of insurance claims in the event of any covered loss (including, without limitation, any theft or destruction of any or any part of such Collateral) or condemnation awards in the event of a condemnation or to permit the Credit Parties to reinvest any insurance proceeds in replacement assets; PROVIDED, HOWEVER that following any Enforcement Action, the First Lien Agent shall establish reserves against the Aggregate Borrowing Base in an amount of such proceeds (the "INSURANCE RESERVE"). At the request of the First Lien Agent, the Second Lien Lender Parties shall cooperate in a reasonable manner in effecting the payment of insurance proceeds and condemnation awards to the First Lien Lender Parties. In the event the First Lien Lender Parties, in their discretion or pursuant to any agreement with any Credit Party, permit such Credit Party to utilize the proceeds of insurance or condemnation award to replace Collateral, the consent of the First Lien Lender Parties shall be deemed to include the consent of each Second Lien Lender Party.

     8.  SECOND LIEN LENDER PARTY PURCHASE OPTION.

          (a) Notwithstanding  anything herein to the contrary, (i) at least two
     (2) Business Days' prior to the commencement of any Enforcement Action by any First Lien Lender Party constituting a foreclosure (including a sale under the Uniform Commercial Code) of all or any material portion of the Collateral, (ii) at least five (5) Business Days prior to a proposed sale or other disposition of Collateral in an amount to exceed $5,800,000 in the aggregate from the date hereof (but excluding any such sales or other disposition of Collateral conducted in connection with or as a result of store closures permitted under the First Lien Credit Agreement) or (iii) in the event three (3) consecutive Business Days have elapsed during which time First Lien Lenders with a Revolving Loan Credit Commitment (as defined in the First Lien Credit Agreement) have failed to advance Revolving Credit Loans (as defined in the First Lien Credit Agreement) following the Companies' request therefor as a result of a failure to satisfy the conditions precedent thereto, the First Lien Agent shall provide the Second Lien Agent with written notice thereof (a "PURCHASE OPTION NOTICE") and afford the Second Lien Agent the opportunity to purchase all, but not less than all, of the First Lien Debt pursuant to this SECTION 8. The Purchase Option Notice will indicate the aggregate amount of First Lien Debt then outstanding.

          (b) The Second Lien Agent shall have five (5) Business Days after receipt of such Purchase Option Notice to notify the First Lien Agent of its intention to exercise its option to purchase the First Lien Debt pursuant to this SECTION 8. If no such notice is received from a Second Lien Agent within such five (5) Business Day period, the option granted pursuant to this SECTION 8 to the Second Lien Agent to purchase the First Lien Debt shall irrevocably expire and such Second Lien Lender Party shall have no further rights under this SECTION 8 except if the Sale Event or such Enforcement Action is not commenced or, if commenced, is permanently terminated, in which event the option contained herein continue until a subsequent Purchase Option Notice is issued by First Lien Agent.

          (c) If a Second Lien Agent delivers notice to the First Lien Agent that it or any Second Lien Lender Party is exercising its option to purchase the First Lien Debt pursuant to this SECTION 8, such notice delivered to the First Lien Agent shall be irrevocable and such holder shall be required to purchase the First Lien Debt within two (2) Business Days after the First Lien Agent's receipt of such notice.

          (d) Upon the date of such purchase and sale, the purchaser or purchasers of the First Lien Debt shall,

               (i) pay to the First Lien Agent, for the benefit of the First Lien Lender Parties, as the purchase price therefor the full amount of all First Lien Debt (with all debt purchased at par) outstanding as of the date of such purchase and sale and unpaid (including all documented principal, interest, fees, costs, charges and expenses, including reasonable attorneys' fees and legal expenses),

               (ii) furnish cash collateral to the First Lien Agent in such amounts as the First Lien Agent determines is reasonably necessary to secure the First Lien Lender Parties in connection with (A) any issued and outstanding letters of credit provided by First Lien Agent (or letters of credit that First Lien Agent has arranged to be provided by third parties pursuant to the financing arrangements of the First Lien Agent with the Credit Parties) for the benefit of any Credit Party entered into by any First Lien Lender Party for the benefit of any Credit Party (provided that such amount shall not exceed 103% of the aggregate undrawn amount and) and (B) any outstanding Hedging Agreements (as such term is defined in the First Lien Credit Agreement), and

               (iii) provide cash collateral acceptable to the First Lien Lender Parties in respect of bona fide outstanding claims for indemnification; PROVIDED, however that the First Lien Agent shall release any such cash collateral upon the determination, in the First Lien Agent's sole discretion, that the claim giving rise to such indemnification right shall no longer be asserted or assertable.

          (e) Such purchase price and cash collateral shall be remitted, without set-off or counterclaim or otherwise, by wire transfer in federal funds to such bank account of the First Lien Agent, as the First Lien Agent may designate in writing to Second Lien Agent for such purpose. Interest shall be calculated to but excluding the business day on which such purchase and sale shall occur if the amounts so paid by the purchasers of First Lien Debt to the bank account designated by First Lien Agent are received in such bank account prior to 1:00 p.m., Boston time and interest shall be calculated to and including such business day if the amounts so paid by such Persons to the bank account designated by First Lien Agent are received in such bank account later than 1:00 p.m., Boston time.

          (f) Each Second Lien Lender Party will have the right, pursuant to this SECTION 8, to purchase up to its pro rata share of the First Lien Debt; PROVIDED THAT if any Second Lien Lender elects not to exercise it option to purchase the First Lien Debt, that holder's pro rata share may be allocated to any other Second Lien Lender exercising its option under this
     SECTION 8. Each notice delivered by a Second Lien Lender to the First Lien Agent pursuant to this SECTION 8 shall indicate what portion of the

     First Lien Debt such holder elects to purchase. First Lien Debt purchased hereunder will be purchased pro rata from each First Lien Lender based on the amount of First Lien Debt held by Such First Lien Lender. In the event that the amount of First Lien Debt that the Second Lien Lenders elect to purchase pursuant to this SECTION 8, (a) exceeds the aggregate outstanding amount of First Lien Debt, each holder of Second Lien Debt electing to purchase the First Lien Debt will be permitted to purchase its pro rata portion of such First Lien Debt based on the amount of First Lien Debt that each such holder elected to purchase, or (b) is less than all of the First Lien, then the option set forth in this SECTION 8 (including with respect to options which have been exercised) shall irrevocably expire and this
     SECTION 8 shall be of no further force or effect.

          (g) Upon notice to the Credit Parties that the purchase of First Lien Debt has been consummated by delivery of the purchase price to the First Lien Agent, each Credit Party shall treat the applicable holders of Second Lien Debt as holders of the First Lien Debt purchased pursuant to this
     SECTION 8 for all purposes hereunder and under each agreement, document and instrument relating to the First Lien Debt. Any sale will be made without recourse or warranty, other than customary representations by each holder of First Lien Debt as to its authority to sell its First Lien Debt and its ownership thereof. In connection with any purchase of First Lien Debt pursuant to this SECTION 8, each holder of First Lien Debt agrees, as the cost of the Credit Parties, to enter into all agreement, instruments and documents necessary or desirable to evidence the transfer of such First Lien Debt hereunder.

     9.   APPRAISALS/INTEREST/EXPENSES.

          (a) Notwithstanding anything to the contrary in the Second Lien Debt Documents, neither the Second Lien Agent nor any Second Lien Lender Party (whether directly or by virtue of third parties retained by such Second Lien Lender Party) shall conduct any appraisals; PROVIDED, HOWEVER upon request of the Second Lien Agent, the First Lien Agent hereby agrees to provide the Second Lien Agent with copies of appraisals conducted by the First Lien Agent upon delivery by Second Lien Agent of a release letter in form and substance satisfactory to the First Lien Agent; PROVIDED, FURTHER, HOWEVER that (x) the failure of the First Lien Agent to provide a copy of any such appraisals shall not impair the effectiveness of this Agreement or be deemed a breach hereof and (y) the Second Lien Agent may not in any way use or rely on any information set forth in such appraisal to challenge the First Lien Agent's computation and other evaluations of the Aggregate Borrowing Bases. Notwithstanding anything to the contrary in the Second Lien Debt Documents, on or prior to February 28, 2005 (or March 31, 2005 if the Maturity Date (as defined in the Second Lien Credit Agreement) is extended in accordance with the terms of the Second Lien Credit Agreement), neither the Second Lien Agent nor any Second Lien Lender Party (whether directly or by virtue of third parties retained by such Second Lien

     Lender Party) shall participate in and/or conduct any physical inventory or any commercial finance examinations or other evaluations of Aggregate Borrowing Bases regarding any Loan Party (as defined in the Second Lien Credit Agreement) or any Subsidiary (as defined in the Second Lien Credit Agreement) thereof.

          (b) Notwithstanding anything to the contrary in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby acknowledges and agrees that until the First Lien Debt shall have been Paid in Full, the Credit Parties may not make, and the Second Lien Lender Parties shall not be entitled to receive, (x) any cash interest payments pursuant to the Second Lien Debt Documents (whether as regularly scheduled payments of interest or as a result of the imposition of a default rate of interest under the Second Lien Debt Documents) and that solely capitalized interest is permitted to accrue under the Second Lien Debt Documents and (y) any payments in connection with mandatory or optional redemption provisions set forth under the Second Lien Debt Documents.

          (c) Notwithstanding anything to the contrary set forth in the Second Lien Debt Documents, the Second Lien Agent, on behalf of the Second Lien Lender Parties, hereby acknowledges and agrees that until the First Lien Debt shall have been Paid in Full, the Credit Parties shall not be permitted to make, and the Second Lien Lender Parties shall not be entitled to receive, any cash reimbursement of expenses (including fees and disbursements of counsel) other than cash reimbursement of the fees and disbursements of counsel to the Second Lien Agent PLUS fees and disbursements of counsel of no more than one counsel representing all other Second Lien Lender Parties. Any other expenses and fees and disbursements of counsel to the Second Lien Lender Parties arising under the Second Lien Debt Documents shall be capitalized and added to the outstanding principal amount of the Second Lien Debt.

     10. SUBROGATION. Subject to the Payment in Full of all First Lien Debt, the Second Lien Lender Parties shall be subrogated to the extent of any payments or distributions made by the Second Lien Lender Parties to the First Lien Agent on behalf of the First Lien Lender Parties, or otherwise applied to payment of such First Lien Debt solely by reason of the provisions of this Agreement, to any rights of the First Lien Lender Parties to receive payments and distribution of cash, securities and other property applicable to the First Lien Debt, if any, until the Second Lien Debt shall have been paid in full. For purposes of such subrogation, no payments or distributions to the First Lien Lender Parties of any cash, securities or other property to which the Second Lien Lender Parties would have been entitled, except for the provisions of this Agreement, and no payments pursuant to the provisions of this Agreement to the First Lien Agent on behalf of the First Lien Lender Parties by any Second Lien Lender Party, shall be deemed to be a payment or distribution by any Credit Party to or on account of the First Lien Debt, it being understood and agreed that the provisions of this Agreement are solely for the purpose of defining the relative rights of the First Lien Lender Parties on the one hand, and the Second Lien Lender Parties on the other hand.

     11. MODIFICATION. Any modification or waiver of any provision of this Agreement, or any consent to any departure by any party from the terms hereof, shall not be effective in any event unless the same is in writing and signed by each Credit Party, First Lien Agent and the Second Lien Agent and then such modification, waiver or consent shall be effective only in the specific instance and for the specific purpose given. Any notice to or demand on any party hereto in any event not specifically required hereunder shall not entitle the party receiving such notice or demand to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

     12. FURTHER ASSURANCES. Each party to this Agreement promptly will execute and deliver such further instruments and agreements and do such further acts and things as may be reasonably requested in writing by any other party hereto that may be necessary or desirable in order to effect fully the purposes of this Agreement.

     13. NOTICES. Unless otherwise specifically provided herein, any notice delivered under this Agreement shall be in writing addressed to the respective party as set forth below and may be personally served, sent by facsimile transmission or sent by overnight courier service or certified or registered United States mail and shall be deemed to have been given (a) if delivered in person, when delivered; (b) if delivered by facsimile transmission, on the date of transmission if transmitted on a business day before 4:00 p.m. (Boston time) or, if not, on the next succeeding business day; (c) if delivered by overnight courier, one business day after delivery to such courier properly addressed; or
(d) if by United States mail, four business days after deposit in the United States mail, postage prepaid and properly addressed.

     Notices shall be addressed as follows:

     If to any Second Lien Lender Party:

     S.A.C. Capital Associates, LLC
     c/o S.A.C. Capital Advisors, LLC
     72 Cummings Point Road
     Stamford, Connecticut 06902
     Attention: General Counsel
     Facsimile No. (203) 890-2393

     With a copy to:

     Schulte Roth & Zabel LLP
     919 Third Avenue
     New York, NY  10022
     Attention: Nancy Finkelstein, Esq.
     Facsimile:  (212) 513-5955

     If to any Credit Party:

     The Wet Seal, Inc.
     26972 Burbank Street
     Foothill Ranch, California  92610
     Attention:  Chief Financial Officer
     Facsimile:  (858) 206-4977

     With a copy to:

     Akin, Gump, Strauss, Hauer & Feld, LLP
     590 Madison Avenue
     New York, NY 10022-2524
     Attention:  Steven H. Scheinman, Esq.
     Facsimile:  (212) 872-1002

     If to any First Lien Lender Party:

     Fleet Retail Group
     c/o Bank of America Retail Finance Group
     40 Broad St., 10th Floor
     Boston, MA  02109
     Attention: Daniel T. Platt, Director
     Facsimile: (617) 434-4131

     With a copy to:

     Riemer & Braunstein, LLP
     Three Center Plaza
     Boston, MA  02108
     Attention: Robert E. Paul, Esq.
     Facsimile:  (617) 880-3456

     And with a copy to:

     Back Bay Capital Funding LLC
     40 Broad Street
     Boston, MA  02109

     Attention: Michael Pizette, Managing Director
     Facsimile:  (617) 434-4185

     And with a copy to:

     Bingham McCutchen LLP
     150 Federal Street
     Boston, MA  02110
     Attention:  Robert A. J. Barry, Esq.
     Facsimile:  (617) 951-8736

or in any case, to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this SECTION 12.

     14. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and assigns of each First Lien Lender Party, each Second Lien Lender Party and each Credit Party. To the extent permitted under the First Lien Debt Documents, First Lien Lenders may, from time to time, with notice to any Second Lien Lender Party, assign or transfer any or all of the First Lien Debt or any interest therein to any Person and, notwithstanding any such assignment or transfer, or any subsequent assignment or transfer, the First Lien Debt shall, subject to the terms hereof, be and remain First Lien Debt for purposes of this Agreement, and every permitted assignee or transferee of any of the First Lien Debt or of any interest therein shall, to the extent of the interest of such permitted assignee or transferee in the First Lien Debt, be entitled to rely upon and be the third party beneficiary of the lien subordination provided under this Agreement and shall be entitled to enforce the terms and provisions hereof to the same extent as if such assignee or transferee were initially a party hereto.

     15. RELATIVE RIGHTS; NO THIRD PARTIES BENEFITED.

          (a) This Agreement shall define the relative rights of the First Lien Lender Parties and the Second Lien Lender Parties, respectively. Nothing in this Agreement shall (a) impair, as among the Credit Parties and the First Lien Lender Parties on the one hand, and as between the Credit Parties and the Second Lien Lender Parties, on the other hand, the obligation of the Credit Parties with respect to the payment of the First Lien Debt and the Second Lien Debt, as the case may be, in accordance with their respective terms or (b) affect the relative rights of the First Lien Lender Parties or the Second Lien Lender Parties with respect to any other creditors of the Credit Parties. The terms of this Agreement shall govern even if all or any part of the First Lien Debt or the Liens in favor of the First Lien Agent or any other First Lien Lender Party are avoided, disallowed, unperfected, set aside or otherwise invalidated in any judicial proceeding or otherwise.

          (b) It is not the intention of the parties hereto to confer any third-party beneficiary rights, and this Agreement shall not be construed so as to confer any such rights upon any other Person or Persons not party hereto. Notwithstanding the foregoing, neither the Companies nor any of their respective subsidiaries nor any other Person or Persons (other than a party hereto) shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement.

     16. CONTRACTUAL REPRESENTATIVE FOR PURPOSES OF PERFECTION. Each Second Lien Lender Party hereby appoints the First Lien Agent as such Person's contractual representative solely for purposes of perfecting such Person's Liens on any of the Collateral in the possession or under the "control" (as such term is defined in the Uniform Commercial Code) of the First Lien Agent, and the First Lien Agent hereby acknowledges that it holds possession of or otherwise controls any such Collateral as the contractual representative of the Second Lien Lender Parties for such purposes; provided, that, the First Lien Agent shall not have any duty or liability to protect or preserve any rights pertaining to any of the Collateral and, except for gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction, each Second Lien Lender Party hereby waives and releases the First Lien Agent and each of the other First Lien Lender Parties from, and hereby indemnifies and agrees to hold harmless the First Lien Agent and each of the other First Lien Lender Parties against, all claims and liabilities arising as a result of or in connection with the First Lien Agent's role as contractual representative agent with respect to the Collateral. At the expense of the Credit Parties, promptly upon the Discharge of all First Lien Debt, the First Lien Agent shall deliver the remainder of the Collateral, if any, in its possession to the Second Lien Agent and, to the extent practicable, transfer control of the remainder of the Collateral, if any, under its control to the Second Lien Agent, in each case, except as may otherwise be required by applicable law or court order (it being understood that prior to the Discharge of all First Lien Debt, the provisions of this Agreement shall apply to all such documents and each other document relating to all or any part of the Collateral, including, without limitation, the provisions restricting the Second Lien Agent from taking action to enforce rights in and to the Collateral pursuant to such documents) (including, without limitation, cooperate with the Second Lien Agent in assigning or transferring any rights of the First Lien Agent under landlord agreements, bailee agreements, cash management control agreements or any other similar agreements to the extend that such rights are assignable).

     17. CONFLICT. In the event of any conflict between any term, covenant or condition of this Agreement and any term, covenant or condition of any of the First Lien Debt Documents or any of the Second Lien Debt Documents, the provisions of this Agreement shall control and govern.

     18. HEADINGS. The paragraph headings used in this Agreement are for convenience only and shall not affect the interpretation of any of the provisions hereof.

     19. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of photocopies of the signature pages to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart hereof.

     20. SEVERABILITY. In the event that any provision of this Agreement is deemed to be invalid, illegal or unenforceable by reason of the operation of any law or by reason of the interpretation placed thereon by any court or governmental authority, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby, and the affected provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Agreement.

     21. CONTINUATION OF SUBORDINATION; TERMINATION OF AGREEMENT. This Agreement shall remain in full force and effect until Payment in Full of the First Lien Debt, after which this Agreement shall terminate without further action on the part of the parties hereto.

     22. GOVERNING LAW; SUBMISSION TO JURISDICTION. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES. EACH PARTY HERETO HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED THEREIN AND IRREVOCABLY AGREES THAT, SUBJECT TO FIRST LIEN AGENT'S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON IT BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PARTY, AS THE CASE MAY BE, AT SUCH PERSON'S ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

     23. WAIVER OF JURY TRIAL. EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF EACH FIRST LIEN
LENDER) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF THE FIRST LIEN

LENDERS) ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT, THE SECOND LIEN DEBT DOCUMENTS AND THE FIRST LIEN DEBT DOCUMENTS, AS THE CASE MAY BE, AND THAT SUCH PERSONS WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RESPECTIVE RELATED FUTURE DEALINGS. EACH OF EACH SECOND LIEN LENDER PARTY, EACH CREDIT PARTY AND FIRST LIEN AGENT (FOR ITSELF AND FOR AND ON BEHALF OF EACH FIRST LIEN LENDER) WARRANTS AND REPRESENTS THAT SUCH PERSON HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT SUCH PERSON KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Second Lien Agent, the Credit Parties and the First Lien Agent have caused this Agreement to be executed as of the date first above written.

                                       THE SECOND LIEN AGENT:

                                       S.A.C. CAPITAL ASSOCIATES, LLC, as
                                       Administrative Agent and Collateral Agent


                                       By: /s/ Peter Nussbaum
                                           ------------------------------------
                                           Name:  Peter Nussbaum
                                           Title: General Counsel


                                       THE COMPANIES:

                                       THE WET SEAL, INC.


                                       By: /s/ Douglas C. Felderman
                                           ------------------------------------
                                            Name: Douglas C. Felderman
                                            Title: EUP-CFO


                                       THE WET SEAL RETAIL, INC.

                                       By: /s/ Douglas C. Felderman
                                           ------------------------------------
                                           Name: Douglas C. Felderman
                                           Title: Secretary


                                       WET SEAL CATALOG, INC.

                                       By: /s/ Douglas C. Felderman
                                           ------------------------------------
                                           Name: Douglas C. Felderman
                                           Title: Secretary

                                       THE FACILITY GUARANTOR:

                                       WET SEAL GC, INC.


                                       By: /s/ Douglas C. Felderman
                                           ------------------------------------
                                           Name: Douglas C. Felderman
                                           Title: Secretary

                                       THE FIRST LIEN AGENT:

                                       FLEET RETAIL GROUP, INC.


                                       By: /s/ Daniel T. Platt
                                          -------------------------------------
                                          Name: Daniel T. Platt
                                          Title: Director

                                   EXHIBIT H

                          REGISTRATION RIGHTS AGREEMENT

          THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), is entered into as of November 9, 2004, by and among The Wet Seal, Inc., a Delaware corporation (the "COMPANY") and the buyers listed on the Schedule of Buyers attached hereto as EXHIBIT A (each, a "BUYER" and, collectively, the "BUYERS").

          THE PARTIES TO THIS AGREEMENT enter into this agreement on the basis of the following facts, intentions and understanding:

          A. The Company and the Buyers entered into that certain Securities Purchase Agreement of even date herewith (the "SECURITIES PURCHASE AGREEMENT"), and, upon the terms and subject to the conditions of the Securities Purchase Agreement, the Company has agreed to issue and sell to the Buyers an aggregate of (i) Forty Million Dollars ($40,000,000) of the Company's Convertible Notes due 2011 (such Convertible Notes, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof (the "INITIAL NOTES")), which shall be convertible into shares of common stock, $0.10 par value per share (the "COMMON STOCK") of the Company (as converted, the "INITIAL CONVERSION SHARES"), (ii) two series of Additional Investment Right Warrants to purchase up to an additional Fifteen Million Eight Hundred and Fifty Thousand Dollars ($15,850,000) of Notes (such Additional Investment Right Warrants, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof (the "ADDITIONAL INVESTMENT RIGHT WARRANTS")) which such notes issued or issuable upon exercise of the AIR (the "ADDITIONAL NOTES" and collectively with the Initial Notes, the "NOTES") shall be convertible into shares of Common Stock (as converted, the "ADDITIONAL CONVERSION SHARES" and collectively with the Initial Conversion Shares, the "CONVERSION SHARES"), and (iii) multiple tranches of Warrants (such Warrants, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof, the "WARRANTS") to purchase up to thirteen million six hundred thousand (13,600,000) shares of Common Stock (as exercised collectively, the "WARRANT SHARES").

          B. One of the tranches of Warrants are being issued at the time of execution of this Agreement (the "SERIES A WARRANTS" and as exercised, the "SERIES A WARRANT SHARES").

          C. To induce the Buyers to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights to the Buyers under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws.

          NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

          Section 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

          "BUSINESS DAY" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York are required by law to remain closed.

          "COMMISSION" means the Securities and Exchange Commission.

          "INVESTOR" means each Buyer and any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 of this Agreement, and any subsequent transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 of this Agreement.

          "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or association and governmental or any department or agency thereof.

          "REGISTER," "REGISTERED," and "REGISTRATION" means a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis ("RULE 415"), and the declaration or ordering of effectiveness of such Registration Statements by the Commission.

          "REGISTRABLE SECURITIES" means (x) in the event a termination of the Securities Purchase Agreement, the Series A Warrants and the Series A Warrant Shares and (y) from and after the Closing Date (as defined in the Securities Purchase Agreement), (i) the Notes, (ii) the Warrants, (iii) the Additional Investment Right Warrants, (iv) the Conversion Shares issued or issuable upon conversion of the Notes, (v) the Warrant Shares issued or issuable upon exercise of the Warrants, (vi) any shares of capital stock issued or issuable with respect to securities referenced in the preceding clause as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercise of the Warrants, and (vii) any shares of capital stock of any entity issued in respect of the capital stock referenced in the immediately preceding clauses and (vi) as a result of a merger, consolidation, sale of assets, sale or exchange of capital stock or other similar transaction; provided, that any Registrable Securities that have been sold pursuant to a Registration Statement or Rule 144 promulgated under the 1933 Act shall no longer be Registrable Securities; provided, further, that any Series A Warrants cancelled in accordance with Section 9 of the Securities Purchase Agreement also shall no longer be Registrable Securities.

          "REGISTRATION   STATEMENT"    means  a   registration   statement   or
registration statements of the Company filed under the 1933 Act and covering all of the Registrable Securities.

          Capitalized  terms  used  herein   and  not  otherwise  defined herein
shall  have  the  respective  meanings  set  forth  in  the  Securities Purchase
Agreement.

          Section 2. REGISTRATION.

          (a) MANDATORY REGISTRATION. The Company shall use its best efforts to prepare and, as soon as practicable but in no event later than 30 calendar days after (x) the Closing Date or (y) the date of the termination of the Securities Purchase Agreement (the "TERMINATION DATE", and together with the Closing Date, the "FILING Deadline"), file with the Commission a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of
Section 2(d) of this Agreement. The Registration Statement prepared pursuant hereto shall register the Registrable Securities for resale, including the Notes, the Warrants, the Additional Investment Right Warrants and at least 130% of the number of shares of Common Stock issuable upon conversion of the Notes, exercise of the Warrants by the Investors from time to time in accordance with the methods of distribution elected by such Investors or such other amount as required by Section 4(e) of the Securities Purchase Agreement. The Registration Statement shall contain (except if otherwise directed by the holders of at least a majority of the Registrable Securities) the "Selling Securityholders" and "Plan of Distribution" sections in substantially the form attached hereto as EXHIBIT B. The Company shall use reasonable efforts to have the Registration Statement declared effective by the Commission as soon as practicable, but not later than 90 calendar days (or in the event the Commission reviews the Registration Statement and requires the Company to make modifications thereto, 120 calendar days) after the Closing Date or the Termination Date, as applicable (the "EFFECTIVENESS DEADLINE").

          (b) ALLOCATION OF CONVERSION SHARES, WARRANT SHARES AND ADDITIONAL INVESTMENT RIGHT SHARES. The initial number of Conversion Shares, Warrant Shares and Additional Investment Right Shares included in any Registration Statement and each increase in the number thereof included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the Commission. In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated the portion of the then remaining number of the applicable Registrable Securities included in such Registration Statement allocable to the transferor. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Investors holding at least a majority in interest of the applicable Registrable Securities, determined as if all of the Notes held by Investors then outstanding had been converted into Conversion Shares and all Warrants then outstanding had been exercised for Warrant Shares without regard to any limitations on conversion of the Notes, exercise of the Warrants or conversion of the Additional Notes (the "REQUIRED HOLDERS").

          (c) LEGAL COUNSEL. Subject to Section 5 of this Agreement, the Required Holders in interest of the Registrable Securities shall have the right to select one legal counsel to review and comment upon any registration pursuant to this Agreement (the "LEGAL COUNSEL"), which the Investors agree shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated in writing by the Required Holders. Schulte Roth & Zabel LLP, or any other counsel designated in writing by the Required Holders, shall not represent any Investor that sends such counsel written notice that such Investor does not wish such counsel to represent it in connection with the matters discussed in this Section 2(c). The Investors, other than any Investor that delivers the notice discussed in the preceding sentence, hereby waive any conflict of interest or potential conflict of interest that may arise as a result of the representation of such Investors by Schulte Roth & Zabel LLP in connection with the subject matter of this Agreement. This provision will not prohibit any other counsel to an Investor from reviewing and commenting on any registration filed pursuant to this Agreement at no cost to the Company.

          (d) INELIGIBILITY FOR FORM S-3. If Form S-3 is not available for the registration of the resale of the Registrable Securities hereunder or the Company is not permitted by the 1933 Act or the Commission to use Form S-3, then the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available; provided, however, that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering all of the Registrable Securities has been declared effective by the Commission or, if earlier, until the end of the Registration Period (as defined in Section 3(a) .

          (e) SUFFICIENT NUMBER OF SHARES REGISTERED. In the event the number of shares registered under a Registration Statement filed pursuant to Section 2(a) of this Agreement is insufficient to cover all of the Conversion Shares and Warrant Shares or all of an Investor's allocated portion of the Conversion Shares and Warrant Shares pursuant to Section 2(b) of this Agreement, the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least one hundred fifty percent (150%) of the number of such Conversion Shares and Warrant Shares as of the trading day immediately preceding the date of the filing of such amendment and/or new Registration Statement, in each case, as soon as practicable, but in no event later than fifteen (15) days after the necessity therefor arises. The Company shall use its reasonable efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. The calculation of the number of shares sufficient to cover all of the Conversion Shares and Warrant Shares shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants, and such calculation shall assume that all of the Notes are then convertible into, and all of the Warrants are then exercisable for, shares of Common Stock at the then prevailing Conversion Rate (as defined in the Notes) or Warrant Exercise Price (as defined in the Warrants), as applicable.

          (f) EFFECT OF FAILURE TO FILE AND OBTAIN AND MAINTAIN EFFECTIVENESS OF REGISTRATION STATEMENT. Subject to any elections made pursuant to Section 4(b), if (i) a Registration Statement covering all the Registrable Securities is not filed with the Commission on or before the Filing Deadline or is not declared effective by the Commission on or before the Effectiveness Deadline, (ii) a Registration Statement covering all of the Registrable Securities required to be covered thereby, as described in Section 2(e) of this Agreement, is not filed with the Commission on or before the deadline described in Section 2(e) of this Agreement or is not declared effective by the Commission on or before the deadline described in Section 2(e) of this Agreement, (iii) on any day after such Registration Statement has been declared effective by the Commission, sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made as a matter of law (other than during an Allowable Grace Period (as defined in Section 3(n) of this Agreement) pursuant to such Registration Statement

(including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of shares of Common Stock but excluding failures caused solely by a breach of the applicable Investor's obligations hereunder), or (iv) a Grace Period (as defined in Section 3(n) of this Agreement) exceeds the length of an Allowable Grace Period (each of the items described in clauses (i), (ii), (iii) and (iv) above shall be referred to as a "REGISTRATION DELAY"), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity) the Company shall pay on the occurrence of each Registration Delay and every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until such Registration Delay is cured, (1) to each holder of the Notes or Conversion Shares an amount in cash equal to the product of (i) the initial principal amount paid for the Note held by such holder or the related Conversion Shares multiplied by (ii) two percent (2%), (2) to each holder of the Warrants or Warrant Shares an amount in cash equal to the product of (i) the Exercise Price for such Warrant or the related Warrant Shares multiplied by (ii) two percent (2%) and (3) to each holder of the Additional Investment Right Warrants an amount in cash equal to the product of (i) the initial principal amount payable for the applicable Additional Notes multiplied by (ii) two percent (2%). The payments to which a holder shall be entitled pursuant to this Section 2(f) are referred to herein as "REGISTRATION DELAY PAYMENTS." The Registration Delay Payments shall be paid in cash on the earlier of (A) the last day of the calendar month during which such Registration Delay Payments are incurred and
(B) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of one and two-tenths percent (1.2%) per month (prorated for partial months) until paid in full.

          Section 3. RELATED Obligations. At such time as the Company is obligated to file a Registration Statement with the Commission pursuant to
Section 2(a), 2(d) or 2(e) of this Agreement, the Company will use reasonable efforts to effect the registration of all of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

          (a) The Company shall promptly prepare and file with the Commission a Registration Statement with respect to all of the Registrable Securities (but in no event later than the applicable Filing Deadline) and use reasonable efforts to cause such Registration Statement relating to all of the Registrable Securities required to be covered thereby to become effective as soon as practicable after such filing (but in no event later than the applicable Effectiveness Deadline). The Company shall submit to the SEC, within two (2) Business Days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall, subject to the terms of this Agreement, keep each Registration Statement effective pursuant to Rule 415 at all times during the period from the date it is initially declared effective until the earliest of
(i) the second  anniversary  of the date such  Registration  Statement is filed,
(ii) the date as of which all of the Investors (other than any Investors who are "affiliates" of the Company as such term is used in Rule 144(k) promulgated under the 1933 Act) may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) (or the successor rule thereto) promulgated under the 1933 Act or (iii) the date on which all of the Investors shall have sold all of the Registrable Securities (the "REGISTRATION PERIOD"), which Registration Statement, as of its filing and effective dates and each day thereafter (including all amendments or supplements thereto, as of their respective filing and effective dates and each day thereafter), shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, not misleading, and the prospectus contained in such Registration Statement, as of its filing date and each day thereafter (including all amendments and supplements thereto, as of their respective filing dates and each day thereafter), shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated thereon, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

          (b) Subject to Section 3(n) of this Agreement, the Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 (or any successor rule thereto) promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act. In the case of amendments and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute (the "1934 ACT"), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the Commission on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement and prospectus.

          (c) The Company shall permit Legal Counsel, or if no Legal Counsel shall have been chosen by the Investors, the Investors, to review and provide written comment upon each Registration Statement, prospectus and all amendments and supplements thereto at least three (3) Business Days prior to their filing with the Commission. The Company shall furnish to the Investors and Legal
Counsel, without charge, (i) promptly after receipt of such correspondence, copies of all correspondence from the Commission or the staff of the Commission to the Company or its representatives relating to each Registration Statement, prospectus and all amendments and supplements thereto, (ii) promptly after the same is prepared and filed with the Commission, one (1) copy of each Registration Statement, prospectus and all amendments and supplements thereto, including all exhibits and financial statements related thereto, and (iii)
promptly upon the effectiveness of each Registration Statement and each amendment and supplement thereto, one (1) copy of the prospectus included in each such Registration Statement and all amendments and supplements thereto. The Company agrees that it will, and it will cause its counsel to, consider in good faith any comments or objections from Legal Counsel, or if no Legal Counsel shall have been selected, the Investors, as to the form or content of each Registration Statement, prospectus and all amendments or supplements thereto or any request for acceleration of the effectiveness of each Registration Statement, prospectus and all amendments or supplements thereto.

          (d) [Intentionally omitted].

          (e) Subject to Section 3(n) of this Agreement, and excluding any Registrable Shares held by Investors electing to exclude their Registrable Shares from the Registration Statement under Section 4(b), the Company shall use reasonable efforts to (i) promptly register and qualify, unless an exemption from registration and qualification applies, the resale of the Registrable Securities under such other securities or "blue sky" laws of all applicable jurisdictions in the United States as any holder of Registrable Shares reasonably requests in writing, (ii) promptly prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) promptly take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) promptly take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to file a general consent to service of process in any such jurisdiction, except in such jurisdictions where the Company is subject to service of process. The Company shall promptly notify each Investor who holds Registrable Securities and Legal Counsel of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of notice of the initiation or threatening of any proceeding for such purpose.

          (f) Notwithstanding anything to the contrary set forth herein, as promptly as practicable after becoming aware of such event, the Company shall notify each Investor and Legal Counsel in writing of the happening of any event as a result of which (i) the Registration Statement or any amendment or supplement thereto, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the prospectus related to such Registration Statement or any amendment or supplement thereto includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and, subject to Section 3(n) of this Agreement, promptly prepare a supplement or amendment to such Registration Statement and prospectus to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to each Investor and Legal Counsel as such Investor or Legal Counsel may reasonably request. The Company shall also promptly notify each Investor and Legal Counsel in writing (i) when a prospectus and each prospectus supplement or amendment thereto has been filed, and when a Registration Statement and each amendment (including post-effective amendments) and supplement thereto has been declared effective by the Commission (notification of such effectiveness shall be delivered to each Investor and
Legal Counsel by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the Commission for amendments or supplements to a Registration Statement or related prospectus or related information,  and  (iii)  of the  Company's  reasonable  determination  that  an
amendment   (including  any   post-effective   amendment)  or
supplement to a Registration Statement or prospectus would be appropriate (subject to Section 3(n) hereof).

          (g) Subject to Section 3(n) of this Agreement, the Company shall use reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, (ii) if such an order or suspension is issued, obtain the withdrawal of such order or suspension at the earliest practicable moment and notify each holder of Registrable Securities and Legal Counsel of the issuance of such order and the resolution thereof or its receipt of notice of the initiation or threat of any proceeding for such purpose.

          (h) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with United States federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, prospectus or any amendment or supplement thereto, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, unless ordered or requested by the Commission or other governmental authority not to do so, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

          (i) The Company shall use reasonable efforts to cause all the Conversion Shares and Warrant Shares to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Conversion Shares and Warrant Shares is then permitted under the rules of such exchange. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i).

          (j) In connection with any sale or transfer of Registrable Securities pursuant to a Registration Statement, the Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and, registered in such names as the Investors may request.

          (k) If requested by an Investor, the Company shall (i) as soon as practicable, incorporate in each prospectus supplement or post-effective amendment to the Registration Statement such information as an Investor provides in writing and reasonably requests to be included therein relating to the sale and distribution of the Registrable Securities, and (ii) as soon as practicable, make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment.

          (l) The Company shall comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

          (m) Within two (2) Business Days after a Registration Statement is ordered effective by the Commission the Company will so notify the transfer agent for the Registrable Securities and the Investors whose Registrable Securities are included in the Registration Statement.

          (n) Notwithstanding anything to the contrary herein, at any time after a Registration Statement has been declared effective by the Commission, the Company may delay the disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Board of Directors of the Company relying upon the opinion of counsel, in the best interests of the Company (a "GRACE PERIOD"); provided, however, that the Company shall promptly (i) notify the Investors in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not disclose the content of such material non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; provided further, that no single Grace Period shall exceed fifteen (15) consecutive days, and during any three hundred sixty-five
(365) day period, the aggregate of all of the Grace Periods shall not exceed an aggregate of thirty (30) days and the first day of any Grace Period must be at least five (5) trading days after the last day of any prior Grace Period (each Grace Period complying with this provision being an "ALLOWABLE GRACE PERIOD"). For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice; provided, however, that no Grace Period shall be longer than an Allowable Grace Period. The provisions of Section 3(g) of this Agreement shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) of this Agreement.

          (o) If reasonably requested in writing in connection with any disposition of Registrable Securities pursuant to a Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Investors of such Registrable Securities and any broker-dealers, attorneys and accountants retained by such Investors, all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate executive officers, directors and designated employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours all relevant information reasonably requested by such representative for the Investors or any such broker-dealers, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided, however, that any information that is designated by the Company, in good faith, as confidential at the time of delivery of such information shall be kept confidential by such Persons, unless disclosure thereof is made in connection with a court, administrative or regulatory proceeding or required by law, or such information has become available to the public generally through the Company or through a third party without an accompanying obligation of confidentiality.

          (p) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement.

          Section 4. OBLIGATIONS OF THE INVESTORS.

          (a) At least three (3) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. Each Investor shall promptly notify the Company of any material change with respect to such information previously provided to the Company by such Investor.

          (b) Each Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement, in which case, such Investor does not need to cooperate with the Company until it notifies the Company of its desire to include one or more shares of the Registrable Securities in such Registration Statement.

          (c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or 3(n) of this Agreement or the first sentence of Section 3(f) of this Agreement, such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statements covering such Registrable Securities until such Investor's receipt of the copies of the amended or supplemented prospectus contemplated by Section 3(g) of this Agreement or the first sentence of Section 3(f) of this Agreement or receipt of notice that no amendment or supplement is required and, if so directed by the Company, such Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies of the prospectus covering such Registrable Securities current at the time of receipt of such notice (other than a single file copy, which such Investor may keep) in such Investor's possession.

          Section  5.  EXPENSES  OF  REGISTRATION.   All  expenses,  other  than
underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 of this Agreement, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, transfer agent fees and fees and disbursements of counsel for the Company, shall be paid by the Company. The Company shall pay all of the Investors' reasonable costs (including reasonable fees and disbursements of Legal Counsel) incurred in connection with the registration, filing or qualification pursuant to this Agreement.

          Section 6. INDEMNIFICATION. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

          (a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "CLAIMS") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("INDEMNIFIED DAMAGES"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any amendment (including post-effective amendments) or supplement thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which the Registrable Securities are offered ("BLUE SKY FILING"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if authorized for use by the Company prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if any) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement, or (iv) any material violation of this Agreement by the Company (the matters in the foregoing clauses (i) through (iv) being, collectively, "VIOLATIONS"). Subject to Section 6(c) of this Agreement, the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person or its Legal Counsel expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d) of this Agreement; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9 of this Agreement.

          (b) In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a) of this Agreement, the Company, each of its directors, each of its officers who signs the Registration Statement, its agents and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an "INDEMNIFIED PARTY"), against any Claims or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claims or Indemnified Damages arise out of or are based upon any Violation (including for purposes of this paragraph, a material violation of this Agreement by the Investor), in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor or its Legal Counsel expressly for use in connection with such Registration Statement and, subject to Section 6(c) of this Agreement, such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnification agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 of this Agreement shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, that the Investor shall be liable under this Section 6(b) for only that amount of the Claims and Indemnified Damages as does not exceed the net proceeds to such Investors as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnification agreement shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9 of this Agreement. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

          (c) Promptly after an Indemnified Person or Indemnified Party under this Section 6 has knowledge of any Claim as to which such Indemnified Person or Indemnified Party reasonably believes indemnity may be sought or promptly after such Indemnified Person or Indemnified Party receives notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this
Section 6, deliver to the indemnifying party a written notice of such Claim, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding; provided, further, that the indemnifying party shall not be responsible for the reasonable fees and expense of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party. In the case of an Indemnified Person, the legal counsel referred to in the immediately preceding sentence shall be selected by the Required Holders. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a full release from all liability in respect to such Claim and action and proceeding. After indemnification as provided for under this Agreement, the rights of the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party as provided in this Agreement shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

          (d) No Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to indemnification from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation.

          (e) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

          (f) The indemnification agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

          Section 7. CONTRIBUTION. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 of this Agreement to the fullest extent permitted by law; provided, however, that:

          (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation, and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement. The provisions of this Section 7 shall remain in full force and effect, regardless of the investigation made by or on behalf of the beneficiaries of this Section 7 and shall survive the transfer of Registrable Securities by the Investors pursuant to Section 9 of this Agreement.

          Section 8. REPORTING.

          (a) Reports Under The 1934 Act. With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the Commission that may at any time permit the Investors to sell securities of the Company to the public without registration ("Rule 144"), the Company shall use reasonable efforts to:

             (1) make and keep public information available, as those terms are understood and defined in Rule 144;

             (2) file with the Commission in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

             (3) furnish to each Investor, so long as such Investor owns Registrable Securities, promptly upon request, (A) a written statement by the Company, if true, that it has complied with the applicable reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (B) a copy of the most recent annual or quarterly report of the Company and copies of such other reports and documents so filed by the Company, and (C) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

          (b) Rule 144A Information. The Company shall, upon request of any Investor, make available to such Investor the information required by Rule 144A(d)(4) (or any successor rule) under the 1933 Act.

          Section 9. ASSIGNMENT OF REGISTRATION RIGHTS. The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor's Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such rights are being transferred or assigned;
(iii) immediately following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the Company to be bound by all of the obligations of an Investor under this Agreement; (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement, the Notes and the Warrants; and (vi) such transfer shall have been conducted in accordance with all applicable federal and state securities laws.

          Section 10. AMENDMENT OF REGISTRATION RIGHTS. Any provision of this Agreement may be amended and the observance of any provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders. Any amendment or waiver affected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

          Section 11. MISCELLANEOUS.

          (a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.

          (b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (evidenced by mechanically or electronically generated receipt by the sender's facsimile machine); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

             The Wet Seal, Inc.
             26972 Burbank
             Foothill Ranch, California 92610
             Telephone: (800) 735-7325
             Facsimile: (949) 699-4825
             Attention: Chief Executive Officer
             with a copy to:

             Willkie Farr & Gallagher LLP
             787 Seventh Avenue
             New York, New York 10019
             Telephone: (212) 728-8288
             Facsimile: (212) 728-8111
             Attention: Christopher E. Manno, Esq.

             and

             Akin Gump Strauss Hauer & Feld LLP
             590 Madison Avenue
             New York, New York 10022
             Telephone: (212) 872-1000
             Facsimile: (212) 872-1002
             Attention: Alan Siegel, Esq.



             If to Legal Counsel:

             Schulte Roth & Zabel LLP
             919 Third Avenue
             New York, NY 10022
             Telephone: (212) 756-2000
             Facsimile: (212) 593-5955
             Attention: Eleazer Klein, Esq.

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto as Exhibit A, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party

          (c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

          (d) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          (e) This Agreement, the Securities Purchase Agreement, the Notes, the Warrants, the Additional Investment Right Warrants and the documents referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement, the Notes, the Warrants and the Additional Investment Right Warrants supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

          (f) Subject to the requirements of Section 9 of this Agreement, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

          (g) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (h) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other parties hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

          (i) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (j) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

          (k) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          (l) The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

          IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.


                                               COMPANY

                                               THE WET SEAL, INC.


                                               By: /s/ Joseph Deckop
                                                  ------------------------------
                                                  Name: Joseph Deckop
                                                  Title: Interim Chief
                                                          Executive Officer


                    [Signatures of Buyers on Following Page]

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


                                               BUYER

                                               S.A.C. CAPITAL ASSOCIATES, LLC
                                               By: S.A.C. Capital Advisors, LLC


                                               By: /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name  Peter Nussbaum
                                                  Title: General Counsel

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


                                               BUYER


                                               GMM CAPITAL, LLC


                                               By: /s/ Donald Hecht
                                                  ------------------------------
                                                  Name:  Donald Hecht
                                                  Title: Administrative Trustee


                                               GOLDFARB CAPITAL PARTNERS LLC

                                               By: /s/ Morris Goldfarb
                                                  ------------------------------
                                                  Name: Morris Goldfarb
                                                  Title: Authorized Person

                                                   /s/ Charles Phillips
                                                  ------------------------------
                                                  MR. CHARLES PHILLIPS

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

                                               WLSS CAPITAL PARTNERS, LLC

                                               By: /s/ Wayne S. Miller
                                                  ------------------------------
                                                  Name: Wayne S. Miller
                                                  Title: Authorized Person

                                                                       EXHIBIT A



                   EXHIBIT A TO REGISTRATION RIGHTS AGREEMENT
                               SCHEDULE OF BUYERS


                                                                    NUMBER OF
                                                                    ADDITIONAL
                           PRINCIPAL AMOUNT OF    NUMBER OF      INVESTMENT RIGHT
        NAME OF BUYERS           NOTES             WARRANTS          WARRANTS

S.A.C. Capital             $
Associates, LLC

c/o S.A.C. Capital
Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut
06902
Attention:  General
Counsel

GMM Capital, LLC
111 West 40th Street
20th Floor
New York, NY 10018

Goldfarb Capital Partners
LLC
21 Fairway Drive
Mamaroneck, NY 10543

Mr. Charles Phillips
777 Park Avenue
New York, NY 10021

WLSS Capital Partners,
LLC
c/o Wayne Miller
1365 York Avenue
Apt. 26B
New York, NY 10021


                                                                       EXHIBIT B


                             SELLING SECURITYHOLDERS

     The notes, warrants and additional investment right warrants were originally issued by us in transactions exempt from the registration requirements of the 1933 Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act. The shares of common stock being offered by the selling securityholders are issuable upon conversion of the convertible notes, upon exercise of the warrants and as interest on the convertible notes. For additional information regarding the convertible notes and warrants, see "Private Placement of Convertible Notes, Warrants and Additional Investment Right Warrants" above. We are registering the notes, warrants, additional investment right warrants and shares of common stock in order to permit the selling securityholders to offer the notes, warrants, additional investment right warrants and shares for resale from time to time. Except for the ownership of the convertible notes, the warrants and the additional investment right warrants and the purchase of securities from the Company on November __, 2004, the selling stockholders have not had any material relationship with us within the past three years.

     The table below lists the selling securityholders and other information regarding the beneficial ownership of the notes, warrants, additional investment right warrants and shares of common stock by each of the selling securityholders. The second column lists the principal amount of notes beneficially owned by each selling securityholder, as of _________, 200_. The third column lists the number of warrants beneficially owned by each selling securityholder, as of ________, 200_. The fourth column lists the principal amount of additional investment right warrants beneficially owned by each selling securityholder, as of ______, 200_. The fifth column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes, the warrants and additional investment right warrants, as of ________, 200_, assuming conversion of all convertible notes, exercise of the warrants and conversion of the notes issued or issuable upon exercise of the additional investment right warrants held by the selling securityholders on that date, without regard to any limitations on conversions or exercise.

     The sixth column lists the shares of common stock being offered by this prospectus by the selling securityholders.

     In accordance with the terms of registration rights agreements with the holders of the convertible notes and the warrants, this prospectus generally covers the resale of (i) the notes, warrants and additional investment right warrants, (ii) 130% of the maximum number of shares of common stock issuable upon conversion of the convertible notes (without taking into account any limitations on the conversion of the convertible notes set forth in the convertible notes), (iii) 130% of the maximum number of shares of common stock issuable upon exercise of the warrants (without taking into account any limitations on the exercise of the warrants set forth in the warrants) and (iv) 130% of the maximum number of shares of common stock issuable upon conversion of the Additional Notes and as interest on the convertible notes, in each case as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes, the exercise price of the warrants and the interest payable on the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The seventh column assumes the sale of all of the securities offered by the selling securityholders pursuant to this prospectus.

     Under the terms of the convertible notes and the warrants, a selling securityholder may not convert the convertible notes (including the additional notes) or exercise the warrants, to the extent such conversion or exercise would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes and additional notes which have not been converted and upon exercise of the warrants which have not been exercised. The numbers in the fifth column do not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

     The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below.




                                                         AMOUNT OF
                                                         ADDITIONAL
                          PRINCIPAL                      INVESTMENT
                          AMOUNT OF                        RIGHT
                            NOTES         NUMBER OF       WARRANTS
                         BENEFICIALLY     WARRANTS       BENEFICIALLY
                          OWNED AND     BENEFICIALLY      OWNED AND       SHARES OF      SHARES OF        SHARES OF
                         THAT MAY BE      OWNED AND      THAT MAY BE    COMMON STOCK    COMMON STOCK     COMMON STOCK
   NAME OF SELLING         OFFERED       THAT MAY BE       OFFERED      OWNED BEFORE      OFFERED       OWNED AFTER THE
    SECURITYHOLDER          HEREBY      OFFERED HEREBY     HEREBY       THE OFFERING      HEREBY         OFFERING (1)
  -----------------    --------------  ---------------   ------------   -------------   -------------   -----------------
SAC Capital Associates,
LLC (2)

GMM Capital, LLC

Goldfarb Capital
Partners LLC

Mr. Charles Phillips
WLSS Capital
Partners, LLC



     (1) Assumes that all of the shares offered hereby are sold.

     (2) Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company which we refer to in this prospectus as SAC Capital Advisors, and S.A.C. Capital Management, LLC, a Delaware limited liability company which we refer to in this prospectus as SAC Capital Management, share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of these securities.

                              PLAN OF DISTRIBUTION

     We are registering the notes, warrants, the additional investment right warrants and shares of common stock issuable upon conversion of the convertible notes, including any interest thereon, and to permit the resale of these notes, warrants, additional investment right warrants and shares of common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the securities. We will bear all fees and expenses incident to our obligation to register the notes, warrants, additional investment right warrants and shares of common stock.

     The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

o  in the over-the-counter market;

o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

o through the writing of options, whether such options are listed on an options exchange or otherwise;

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o  privately negotiated transactions;

o  short sales;

o  pursuant to Rule 144 under the Securities Act;

o broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;

o  a combination of any such methods of sale; and

o  any other method permitted pursuant to applicable law.

     If the selling securityholders effect such transactions by selling notes, warrants, additional investment right warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the notes, warrants, additional investment right warrants or shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of any securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and deliver securities covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

         The selling securityholders may pledge or grant a security interest in some or all of the convertible notes, warrants, additional investment right warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the notes, warrants, additional investment right warrants or shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the notes, warrants, additional investment right warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling securityholders and any broker-dealer participating in the distribution of the notes, warrants, additional investment right warrants or shares of common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the notes, warrants, additional investment right warrants and shares of common stock may not be sold unless such notes, warrants, additional investment right warrants or shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling securityholder will sell any or all of the notes, warrants, additional investment right warrants or shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the notes, warrants, additional investment right warrants and shares of common stock pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreements, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the notes, warrants, additional investment right warrants and shares of common stock will be freely tradable in the hands of persons other than our affiliates.

                                   EXHIBIT I

                                                                [EXECUTION COPY]


                             SUBORDINATION AGREEMENT


     SUBORDINATION AGREEMENT (this "AGREEMENT"), dated as of November 9, 2004, between FLEET RETAIL GROUP, INC., a Delaware corporation having its office at 40 Broad Street, Boston, Massachusetts 02109, in its capacity as agent (the "AGENT") for the Lenders (as hereinafter defined), S.A.C. CAPITAL ASSOCIATES, LLC, a limited liability company organized under the laws of Anguila, acting in its capacity as collateral agent ("SAC") for the other investors from time to time designated as "Buyers" (collectively with SAC, the "SUBORDINATING CREDITORS") on the signature pages to the Subordinated Agreement (as hereinafter defined), and THE WET SEAL, INC., a Delaware corporation having its office at 26972 Burbank, Foothill Ranch, California 92610 (the "BORROWER").

     WHEREAS, pursuant to an Amended and Restated Credit Agreement dated as of September 22, 2004 (as amended and in effect from time to time, including any replacement agreement therefor, the "CREDIT AGREEMENT"), among the financial institutions party thereto (the "LENDERS"), the Agent, the Borrower, The Wet Seal Retail, Inc. ("WET SEAL RETAIL"), Wet Seal Catalog, Inc. ("WET SEAL CATALOG"), and Wet Seal GC, Inc. ("FACILITY GUARANTOR" and, collectively with Borrower, Wet Seal Retail and Wet Seal Catalog, the "COMPANIES" and, each individually, a "COMPANY"), the Lenders have agreed, upon the terms and subject to the conditions contained therein, to make loans and otherwise to extend credit to the Companies; and

     WHEREAS, the Subordinating Creditors have agreed to make loans to the Borrower pursuant to a Securities Purchase Agreement dated as of November 9, 2004 (the "SECURITIES PURCHASE AGREEMENT") and the related Convertible Notes issued thereunder (substantially in the form attached as Exhibit A-1 to the Securities Purchase Agreement as in effect on the date hereof, collectively, the "NOTES", as such Notes may be amended with the consent of the Agent as provided herein and in effect from time to time, and together with the Initial Notes, the Additional Series A Notes and the Additional Series B Notes (each as defined in the Securities Purchase Agreement as in effect on the date hereof) collectively, the "SUBORDINATED AGREEMENT"), among the Subordinating Creditors and the Borrower; and

     WHEREAS, it is a condition precedent to the Lenders' willingness to make loans and otherwise to extend credit to the Companies pursuant to the Credit Agreement that the Borrower and SAC on behalf other Subordinating Creditors enter into this Agreement with the Agent; and

     WHEREAS, in order to induce the Lenders to make loans and otherwise extend credit to the Companies pursuant to the Credit Agreement, the Borrower and SAC, for and on behalf of the Subordinating Creditors, have agreed to enter into this Agreement with the Agent;

     NOW, THEREFORE, in consideration of the foregoing, the mutual agreements herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1.  DEFINITIONS.  Terms   not  otherwise   defined  herein  have  the  same
respective meanings given to them in the Credit Agreement. In addition, the following terms shall have the following meanings:

     BANKRUPTCY CODE. The provisions of Title 11 of the United States Code, as amended from time to time and any successor statute and all rules and regulations promulgated thereunder or any state insolvency, debtor relief or assignment for the benefit of creditor law.

     LIEN. With respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, or any other type of preferential arrangement that has the practical effect of creating a security interest, in respect of such asset.

     PERSON. Any natural person, corporation, general or limited partnership, limited liability company, firm, trust, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

     PROCEEDING. Any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

     SENIOR DEBT. All principal, interest, fees, charges, costs, damages, enforcement expenses (including legal fees and disbursements), collateral protection expenses, redemption conversion payments and other reimbursement or indemnity obligations created or evidenced by the Credit Agreement or any of the other Loan Documents or any prior, concurrent, or subsequent notes, instruments or agreements of indebtedness, liabilities or obligations of any type or form whatsoever relating thereto in favor of the Agent or any of the Lenders. Senior Debt shall expressly include any and all interest accruing or out of pocket costs or expenses incurred after the date of any filing by or against the Borrower or any other Company of any petition under the federal Bankruptcy Code or any other bankruptcy, insolvency or reorganization act regardless of whether the Agent's or any Lender's claim therefor is allowed or allowable in the case or proceeding relating thereto.

     SUBORDINATED DEBT. All principal, interest, fees, costs, enforcement expenses (including legal fees and disbursements), collateral protection expenses and other reimbursement and indemnity obligations created or evidenced by the Subordinated Agreement or any prior, concurrent or subsequent notes, instruments or agreements of indebtedness, liabilities or obligations of any type or form whatsoever relating thereto in favor of the Subordinating Creditor.

     SUBORDINATED DEBT ACTIONABLE DEFAULT. Collectively, means:

     (i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement as in effect on the date hereof) required to be filed pursuant to the Registration Rights Agreement (as defined in the
Subordinated Agreement as in effect on the date hereof)(hereinafter, the "REGISTRATION RIGHTS AGREEMENT") to be declared effective by the SEC on or prior to the date that is 60 days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of 10 consecutive days or for more than an aggregate of 30 days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement);

     (ii) the suspension from trading or failure of the Common Stock (as defined in each of the Notes) to be listed on an Eligible Market (as defined in each of the Notes) for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;

     (iii) the Company's (A) failure to cure a Conversion Failure (as defined in each of the Notes) by delivery of the required number of shares of Common Stock (as defined in each of the Notes) within ten (10) Business Days (as defined in each of the Notes) after the applicable Conversion Date (as defined in each of the Notes) or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into shares of Common Stock (as defined in each of the Notes) that is tendered in accordance with the provisions of the Notes;

     (iv) at any time following the tenth consecutive Business Day (as defined in each of the Notes) that the Holder's Authorized Share Allocation (as defined in each of the Notes) is less than the number of shares of Common Stock (as defined in each of the Notes) that the Holder (as defined in each of the Notes) would be entitled to receive upon a conversion of the full Conversion Amount (as defined in each of the Notes) of this Note (without regard to any limitations on conversion set forth in Section 3(d) of each of the Notes or otherwise); and

     (v) the Company's failure to pay, on or before November 9, 2011, principal and interest on the Subordinated Debt in full in cash.

     SUBORDINATED DOCUMENTS. Collectively, the Subordinated Agreement, the Additional Series A Investment Right Warrants, the Additional Series B
Investment Rights Warrants, the Warrants (each as defined in the Securities Purchase Agreement as in  effect  on  the  date  hereof),  any promissory notes executed in connection therewith, any warrants or registration of rights agreements executed in connection therewith, any other Transaction Documents (as defined in the Subordinated Agreement) and any and all guaranties and security interests, mortgages and other liens directly or indirectly guarantying or securing any of the Subordinated Debt, and any and all other documents or instruments evidencing or further guarantying or securing directly or indirectly any of the Subordinated Debt, whether now existing or hereafter created.

     SUBORDINATED DEBT FEES. Collectively, (i) reasonable and documented fees and expenses of Schulte Roth & Zabel LLP, counsel to SAC, in connection with its representation of SAC in connection with the Subordinated Documents, except for fees and expenses of any consultants hired by Schulte Roth & Zabel LLP, (ii) reasonable and documented fees and expenses of consultants engaged by SAC in connection with its duties as agent under the Subordinated Documents in an amount not to exceed $100,000 in the aggregate in any calendar year, (iii) reasonable and documented fees and expenses of SAC in connection with the execution of the Subordinated Agreement in an amount not to exceed $250,000,
(iv) reasonable and documented fees and expenses of SAC in connection with the closing of the Subordinated Agreement, which together with amounts expended pursuant to CLAUSE (III) above shall not to exceed $500,000 in the aggregate, and (v) any Registration Delay Payments (as defined in the Registration Rights Agreement as in effect on the date hereof) required to be paid pursuant to
Section 2(f) of the Registration Rights Agreement as in effect as of the date hereof plus any amounts required to be paid as a result of a Conversion Failure (as defined in each Note as in effect on the date hereof) pursuant to Section 3(c)(ii) of each Note as in effect as of the date hereof in an amount not to exceed $250,000 in the aggregate in any calendar year.

     2. GENERAL. The Subordinated Debt and any and all Subordinated Documents shall be and hereby are subordinated and the payment thereof is deferred until the full and final payment in cash of the Senior Debt, whether now or hereafter incurred or owed by the Companies. The Borrower shall not be permitted to pay, and the Subordinating Creditors shall not be permitted to receive, any cash payment in respect of the Subordinated Debt until the Senior Debt has been finally paid in full in cash (other than the Subordinated Debt Fees).

     3.  ENFORCEMENT.

     (a) No Subordinating Creditor will take or omit to take any action or assert any claim with respect to the Subordinated Debt or otherwise which is inconsistent with the provisions of this Agreement. Without limiting the foregoing and except to the extent (but only to such extent) that the commencement of a legal action may be required to toll the running of any applicable statute of limitation, until the Senior Debt has been finally paid in full in cash, no Subordinating Creditor will assert, collect or enforce the Subordinated Debt or any part thereof or take any action to foreclose or realize upon the Subordinated Debt or any part thereof or enforce any of the Subordinated Documents until the earlier to occur of the following:

          (i) the commencement of an enforcement action with respect to a material portion of the Collateral securing the Senior Debt; or

          (ii) the passage of 180 days from the delivery of written notice from the Subordinating Creditors to the Agent pursuant to which the Subordinating Creditors notify the Agent, in reasonable detail, of the occurrence of a Subordinated Debt Actionable Default to the extent that the default or occurrence described therein shall not have been cured or waived within such 180 day period, provided that such Subordinating Creditor shall have given at least 10 days written notice to the Agent of such Subordinating Creditor's intention to take such enforcement action (which notice may be given during such 180 day period).

     (b) In addition, until the Senior Debt has been finally paid in full in cash, no Subordinating Creditor shall have any right of subrogation, reimbursement, restitution, contribution or indemnity whatsoever from any assets of the Borrower or any other Company or any guarantor of or provider of collateral security for the Senior Debt. Each Subordinating Creditor further waives any and all rights with respect to marshalling.

     (c) Notwithstanding SECTION 3(A) above, the right of any Subordinating Creditor, to receive any Subordinated Debt Fees due and owing to such Subordinated Creditor, on or after the respective due dates for payment from the Company, or to institute suit against the Company for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected by SECTION 3(A); PROVIDED, that such Subordinated Creditor shall not have the right to institute any such suit against the Company for the enforcement of payment if and to the extent that the surrender or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Lien of the Agent and the Lenders upon any property subject to such Lien or enforce any judgment in respect thereof against any Collateral.

     4. PAYMENTS HELD IN TRUST. Each Subordinating Creditor will hold in trust and immediately pay over to the Agent for the account of the Lenders and the Agent, in the same form of payment received, with appropriate endorsements, for application to the Senior Debt any cash amount that any Company pays to such Subordinating Creditor with respect to the Subordinated Debt, or as collateral for the Senior Debt any other assets of the Borrower or any other Company that such Subordinating Creditor may receive with respect to the Subordinated Debt.

     5.  DEFENSE   TO   ENFORCEMENT.  If   any   Subordinating    Creditor,   in
contravention of the terms of this Agreement, shall commence, prosecute or participate in any suit, action or proceeding against the Borrower, then the Borrower may interpose as a defense or plea the making of this Agreement, and the Agent or any Lender may intervene and interpose such defense or plea in its name or in the name of the Borrower. If any Subordinating Creditor, in contravention of the terms of this Agreement, shall attempt to collect any of the Subordinated Debt or enforce any of the Subordinated Documents, then the Agent, any Lender or the Borrower may, by virtue of this Agreement, restrain the enforcement thereof in the name of the Agent or such Lender or in the name of the Borrower. If any Subordinating Creditor, in contravention of the terms of this Agreement, obtains any cash or other assets of the Borrower or any Company as a result of any administrative, legal or equitable actions, or otherwise, such Subordinating Creditor agrees forthwith to pay, deliver and assign to the Agent, for the account of the Lenders and the Agent, with appropriate endorsements, any such cash for application to the Senior Debt and any such other assets as collateral for the Senior Debt.

     6.  BANKRUPTCY, ETC.

          6.1. PAYMENTS RELATING TO SUBORDINATED DEBT. At any meeting of creditors of the Borrower or in the event of any case or proceeding, voluntary or involuntary, for the distribution, division or application of all or part of the assets of the Borrower or the proceeds thereof, whether such case or proceeding be for the liquidation, dissolution or winding up of the Borrower or its business, a receivership, insolvency or bankruptcy case or proceeding, an assignment for the benefit of creditors or a proceeding by or against the Borrower for relief under the federal Bankruptcy Code or any other bankruptcy, reorganization or insolvency law or any other law relating to the relief of debtors, readjustment of indebtedness, reorganization, arrangement, composition or extension or marshalling of assets or otherwise, the Agent is hereby irrevocably authorized at any such meeting or in any such proceeding to receive or collect for the benefit of the Lenders and the Agent any cash or other assets of the Borrower distributed, divided or applied by way of dividend or payment, or any securities issued on account of any Subordinated Debt, and apply such cash to or to hold such other assets or securities as collateral for the Senior Debt, and to apply to the Senior Debt any cash proceeds of any realization upon such other assets or securities that the Agent in its discretion elects to effect, until all of the Senior Debt shall have been paid in full in cash, rendering to the Subordinating Creditors any surplus to which the Subordinating Creditors are then entitled.

          6.2.  SECURITIES BY PLAN OF REORGANIZATION OR READJUSTMENT.

          Notwithstanding the foregoing provisions of Section 6.1, the Subordinating Creditors shall be entitled to receive and retain any securities of the Borrower or any other corporation or other entity provided for by a plan of reorganization or readjustment (i) the payment of which securities is subordinate, at least to the extent provided in this Agreement with respect to Subordinated Debt, to the payment of all Senior Debt under any such plan of reorganization or readjustment and (ii) all other terms of which are acceptable to the Lenders and the Agent.

          6.3. SUBORDINATED DEBT VOTING RIGHTS. At any such meeting of creditors or in the event of any such case or proceeding, the Subordinating Creditors shall retain the right to vote and otherwise act with respect to the Subordinated Debt (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension), PROVIDED that none of the Subordinating Creditors shall vote with respect to any such plan or take any other action in any way so as to contest (i) the validity of any Senior Debt or any collateral therefor or guaranties thereof, (ii) the relative rights and duties of any holders of any Senior Debt established in any instruments or agreements creating or evidencing any of the Senior Debt with respect to any of such collateral or guaranties or (iii) the Subordinating Creditors' obligations and agreements set forth in this Agreement.

          6.4. LIQUIDATION, DISSOLUTION, BANKRUPTCY. Except as otherwise specifically permitted in this Agreement, until the Senior Debt shall have been finally paid in full in cash, the Subordinating Creditors shall not assert, without the prior written consent of the Agent, any claim, motion, objection or argument in respect of all or any part of the Senior Debt or the Collateral securing such Senior Debt in such case or proceeding which could otherwise be asserted or raised in connection with such case or proceeding by such Subordinating Creditors as a secured creditor of the Borrower. Without limiting the generality of the foregoing, SAC, for itself and each Subordinating Creditor, agrees that it will (i) not object to or oppose (or support any other Person in objecting to or opposing) any sale or other disposition of all or any part of the Collateral free and clear of Liens or other claims of SAC or the Subordinating Creditors and each Subordinating Creditor under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code or any other law applicable to such case or proceeding if the relevant Lenders have consented to such sale or disposition, (ii) not challenge (or support any other Person in challenging) any use of cash collateral or debtor-in-possession financing consented to or provided by any Lender (it being agreed by each Subordinating Creditor that such debtor-in-possession financing shall be on such terms and conditions and in such amounts as such Lenders, in their sole discretion, may decide and, in connection therewith, any Company may grant to such participating Lenders (or any agent or representative thereof) Liens upon all of the Collateral of such Company, which Liens (A) shall secure payment of all Senior Debt whether such Senior Debt arose prior to the commencement of such case or proceeding or at any time thereafter and all other financing provided by any Lender during such case or proceeding (provided that, to the extent that such Liens secure Senior Debt which arose prior to the commencement of such Proceeding, such Liens shall also secure the Subordinated Debt, subject to the conditions and terms set forth herein) and (B) shall be superior in priority to the liens and security interests, if any, in favor of SAC for the benefit of the Subordinating Creditors on the Collateral of the Borrower on the same terms and conditions as provided herein); provided, however that in connection with any such use of cash collateral or debtor-in-possession financing, the Subordinating Creditors shall have received as adequate protection of their interests a replacement Lien in post-petition assets of the Borrower which shall be junior and subordinate to all Liens granted pursuant to such consent to use cash collateral or debtor-in-possession financing with the same priorities afforded the Liens granted to the Subordinating Creditor pursuant to this Agreement; (iii) not to assert (or support any other Person in asserting) any right it may have to "adequate protection" of its interest in any Collateral in any case or proceeding, (iv) turn over to the Agent for the pro rata benefit of the Lenders any "adequate protection" of their interest in any Collateral that they receive in any case or Proceeding for application to the Senior Debt owed to the Lenders, and (v) not seek to have the automatic stay of Section 362 of the Bankruptcy Code lifted or modified with respect to any Collateral, to appoint a trustee or examiner under Section 1104 of the Bankruptcy Code or to convert or dismiss (or support any other Person in converting or dismissing) such case or proceeding under Section 1112 of the Bankruptcy Code, in each case without the prior written consent of the Agent; PROVIDED, THAT, in the case of this CLAUSE (V), if the Lenders seek such aforementioned relief, the Subordinating Creditors hereby irrevocably consent thereto and shall join in any such motion or application seeking such relief if requested by the Agent. SAC, for each Subordinating Creditor, waives any claim it may now or hereafter have arising out of the election of the Lenders, in any case or proceeding instituted under the Bankruptcy Code, of the application of
     Section 1111(b) of the Bankruptcy Code. The Subordinating Creditors shall be permitted to participate on any creditor's committee; PROVIDED, THAT the Subordinating Creditors or any other Person participating on such creditor's committee shall not directly or indirectly take any action or vote in any manner that would be in violation of this Agreement or inconsistent with or result in a breach of this Agreement. Other than as explicitly set forth above, SAC shall be entitled to file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of SAC including without limitation any claims secured by the Collateral, if any. In addition, SAC shall be entitled to file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Borrower arising under either the Bankruptcy Code or applicable non-bankruptcy law.

     7. LIEN SUBORDINATION. The Senior Debt, the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement) and any and all other documents and instruments evidencing or creating the Senior Debt and all guaranties, mortgages, security agreements, pledges and other collateral guarantying or securing the Senior Debt or any part thereof shall be senior to the Subordinated Debt and all of the Subordinated Documents irrespective of the time of the execution, delivery or issuance of any thereof or the filing or recording for perfection of any thereof or the filing of any financing statement or continuation statement relating to any thereof.

          7.1. FURTHER ASSURANCES. Each Subordinating Creditor hereby agrees, upon request of the Agent at any time and from time to time, to execute such other documents or instruments as may be requested by the Agent further to evidence of public record or otherwise the senior priority of the Senior Debt as contemplated hereby.

          7.2. BOOKS AND RECORDS. Each Subordinating Creditor further agrees to maintain on its books and records such notations as the Agent may reasonably request to reflect the subordination contemplated hereby and to perfect or preserve the rights of the Agent hereunder. A copy of this Agreement may be filed as a financing statement in any Uniform Commercial Code recording office.

          7.3. LEGEND. Until the termination of this Agreement in accordance with Section 11 hereof, each Subordinating Creditor will cause to be clearly, conspicuously and prominently inserted on the face of each Subordinated Document, any guaranty of any Subordinated Debt and any other negotiable Subordinated Debt Document (if any), as well as any renews or replacements thereof, the following legend in substantially the form hereof:

               "This instrument and the rights and obligations evidenced hereby, the liens and security interests securing the indebtedness and other obligations incurred or arising under or evidenced by this instrument and the rights and obligations evidenced hereby with respect to such liens are subordinate in the manner and to the extent set forth in that certain Subordination Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof, the "Subordination Agreement") dated as of November 9, 2004 among S.A.C. CAPITAL ASSOCIATES, LLC, a limited liability company organized under the laws of Anguila, acting as agent ("SAC") to certain holders of indebtedness (collectively, the "Lenders"), THE WET SEAL, INC., a Delaware corporation, (the "Lead Borrower"), THE WET SEAL RETAIL, INC., a Delaware corporation ("Wet Seal Retail"), WET SEAL CATALOG, INC., a Delaware corporation (collectively, with Wet Seal Retail and the Lead Borrower, the "Companies"), WET SEAL GC, INC., a Virginia corporation (the "Facility Guarantor"), and FLEET RETAIL GROUP, INC. ("Agent"), to the indebtedness and the liens and security interests securing indebtedness (including interest) owed by the Companies pursuant to that certain Amended and Restated Credit Agreement dated as of September 22, 2004 (the "First Lien Credit Agreement") among the Companies, Facility Guarantor, Agent, Back Bay Capital Funding, LLC, as Term Lender, the lenders from time to time party thereto and Fleet National Bank, as Issuing Lender, and certain guarantees of the indebtedness evidenced thereby, as such First Lien Credit Agreement and such guarantees have been and hereafter may be amended, restated, supplemented or otherwise modified from time to time as permitted under the Subordination Agreement and to the liens and security interests securing indebtedness refinancing the indebtedness under such agreements as permitted by the Subordination Agreement; and each holder of this instrument, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Subordination Agreement applicable to the "Subordinated Creditors" (as such term is defined in the

          Subordination Agreement), as  if  such  holder  were   a  Subordinated
          Creditor for all purposes of the Subordination Agreement."

          7.4. RELEASE OF GUARANTIES AND COLLATERAL. Without limiting any of the rights of the Agent or any Lender under the Credit Agreement, the other Loan Documents (as defined in the Credit Agreement) or applicable law, in the event that the Agent releases or discharges any guaranties of the Senior Debt given by guarantors which have also guarantied the Subordinated Debt or any security interests in, or mortgages or liens upon, any collateral securing the Senior Debt and also securing the Subordinated Debt, such guarantors or (as the case may be) such collateral shall thereupon be deemed to have been released from all such guaranties or security interests, mortgages or liens in favor of the Subordinating Creditors. SAC, for and on behalf of each Subordinating Creditor, agrees that, concurrently with the release of any lien of the Agent, SAC will execute, deliver and file any and all such termination statements, mortgage discharges, lien releases and other agreements and instruments as the Agent reasonably deems necessary or appropriate in order to give effect to the preceding sentence. SAC and each Subordinating Creditor hereby irrevocably appoints the Agent, and its successors and assigns, and their respective officers, with full power of substitution, the true and lawful attorney(s) of SAC and such Subordinating Creditor for the purpose of effecting any such executions, deliveries and filings if and to the extent that SAC or such Subordinating Creditor shall have failed to perform such obligations pursuant to the foregoing provisions of this Section 7.4 within such ten
     (10) day period.

     8. LENDERS' FREEDOM OF DEALING. SAC and each Subordinating Creditor agrees, with respect to the Senior Debt and any and all collateral therefor or guaranties thereof, that the Companies and the Lenders may agree to increase the amount of the Senior Debt or otherwise modify the terms of any of the Senior Debt, and the Lenders may grant extensions of the time of payment or performance to and make compromises, including releases of collateral or guaranties, and settlements with the Companies and all other persons, in each case without the consent of SAC and any of the Subordinating Creditors or the Companies and without affecting the agreements of SAC and the Subordinating Creditors or the Borrower contained in this Agreement; PROVIDED, HOWEVER, that nothing contained in this Section 8 shall constitute a waiver of the right of the Borrower itself to agree or consent to a settlement or compromise of a claim which the Agent or any Lender may have against the Borrower.

     9. MODIFICATION OR SALE OF THE SUBORDINATED DEBT. Neither SAC nor any Subordinating Creditor will, at any time while this Agreement is in effect, modify any of the terms of any of the Subordinated Debt or any of the Subordinated Documents; nor will SAC and any Subordinating Creditor sell, transfer, pledge, assign, hypothecate or otherwise dispose of any or all of the Subordinated Debt to any person other than a person who agrees in a writing, satisfactory in form and substance to the Agent, to become a party hereto and to succeed to the rights and to bound by all of the obligations of SAC or such Subordinating Creditor hereunder. In the case of any such disposition by

SAC or a Subordinating Creditor, SAC will notify the Agent at least 10 days prior to the date of any of such intended disposition.

     10. BORROWER'S OBLIGATIONS ABSOLUTE. Nothing contained in this Agreement shall impair, as between the Borrower SAC and the Subordinating Creditors, the obligation of the Borrower to pay to SAC, for and on behalf of the Subordinating Creditors, all amounts payable in respect of the Subordinated Debt as and when the same shall become due and payable in accordance with the terms thereof, or prevent the Subordinating Creditors (except as expressly otherwise provided in Section 3 or Section 6) from exercising all rights, powers and remedies otherwise permitted by Subordinated Documents and by applicable law upon a default in the payment of the Subordinated Debt or under any Subordinated Document, all, however, subject to the rights of the Agent and the Lenders as set forth in this Agreement.

     11. TERMINATION OF SUBORDINATION. This Agreement shall continue in full force and effect, and the obligations and agreements of the Subordinating Creditors and the Borrower hereunder shall continue to be fully operative, until all of the Senior Debt shall have been paid and satisfied in full in cash and such full payment and satisfaction shall be final and not avoidable. To the extent that any Company or any guarantor of or provider of collateral for the Senior Debt makes any payment on the Senior Debt that is subsequently invalidated, declared to be fraudulent or preferential or set aside or is required to be repaid to a trustee, receiver or any other party under any bankruptcy, insolvency or reorganization act, state or federal law, common law or equitable cause (such payment being hereinafter referred to as a "VOIDED PAYMENT"), then to the extent of such Voided Payment, that portion of the Senior Debt that had been previously satisfied by such Voided Payment shall be revived and continue in full force and effect as if such Voided Payment had never been made. In the event that a Voided Payment is recovered from the Agent or any Lender, an Event of Default shall be deemed to have existed and to be continuing under the Credit Agreement from the date of the Agent's or such Lender's initial receipt of such Voided Payment until the full amount of such Voided Payment is restored to the Agent or such Lender. During any continuance of any such Event of Default, this Agreement shall be in full force and effect with respect to the Subordinated Debt. To the extent that SAC or any Subordinating Creditor has received any payments with respect to the Subordinated Debt subsequent to the date of the Agent's or any Lender's initial receipt of such Voided Payment and such payments have not been invalidated, declared to be fraudulent or preferential or set aside or are required to be repaid to a trustee, receiver, or any other party under any bankruptcy act, state or federal law, common law or equitable cause, SAC or such Subordinating Creditor shall be obligated and hereby agrees that any such payment so made or received shall be deemed to have been received in trust for the benefit of the Agent or such Lender, and SAC and each Subordinating Creditor hereby agrees to pay to the Agent for the benefit of the Agent or (as the case may be) such Lender, upon demand, the full amount so received by SAC or such Subordinating Creditor during such period of time to the extent necessary fully to restore to the Agent or such Lender the amount of such Voided Payment. Upon the payment and satisfaction in full in cash of all of the Senior Debt, which payment shall be final and not avoidable, this Agreement will automatically terminate without any additional action by any party hereto.

     12. NOTICES. All notices and other communications which are required and may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient and effective in all respects if given in writing or telecopied, delivered or mailed by registered or certified mail, postage prepaid, as follows:

          If to the Agent:         Fleet Retail Group, Inc.
                                   c/o Bank of America Retail Finance Group
                                   40 Broad St., 10th Floor
                                   Boston, MA  02109
                                   Attention: Daniel T. Platt, Director
                                   Facsimile:  (617) 434-4131

          With a copy to:          Riemer & Braunstein, LLP
                                   Three Center Plaza
                                   Boston, MA  02108
                                   Attention: Robert E. Paul, Esq.
                                   Facsimile:  (617) 880-3456

          And with a copy to:      Back Bay Capital Funding LLC
                                   40 Broad Street
                                   Boston, MA  02109
                                   Attention: Michael Pizette, Managing Director
                                   Facsimile:  (617) 434-4185

          And with a copy to:      Bingham McCutchen LLP
                                   150 Federal Street
                                   Boston, MA  02110
                                   Attention:  Robert A. J. Barry, Esq.
                                   Facsimile:  (617) 951-8736
          If to SAC or any
          Subordinating Creditor:  S.A.C. Capital Associates, LLC,
                                   as Collateral Agent
                                   c/o S.A.C. Capital Advisors, LLC
                                   72 Cummings Point Road
                                   Stamford, Connecticut 06902
                                   Attention:  General Counsel
                                   Facsimile No. (203) 890-2393

            With a copy to:        Schulte Roth & Zabel LLP
                                   919 Third Avenue
                                   New York, NY  10022
                                   Attention: Nancy Finkelstein, Esq.
                                   Facsimile:  (212) 513-5955

            If to the Borrower:    The Wet Seal, Inc.
                                   26972 Burbank Street
                                   Foothill Ranch, California  92610
                                   Attention:  Chief Financial Officer
                                   Facsimile:  (858) 206-4977

            With a copy to:        Akin, Gump, Strauss, Hauer & Feld, LLP
                                   590 Madison Avenue
                                   New York, NY 10022-2524
                                   Attention:  Alan Siegel, Esq.
                                   Facsimile:  (212) 872-1002

     or such other address or addresses as any party hereto shall have designated by written notice to the other parties hereto. Notices shall be deemed given and effective upon the earlier to occur of (i) the third day following deposit thereof in the U.S. mail or (ii) receipt by the party to whom such notice is directed.

     13. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS AND SHALL BE A SEALED INSTRUMENT UNDER SUCH LAWS.

     14. WAIVER OF JURY TRIAL. EACH OF SAC AND EACH SUBORDINATING CREDITOR AND THE BORROWER HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS. EXCEPT AS PROHIBITED BY LAW, EACH OF SAC AND EACH SUBORDINATING CREDITOR AND THE BORROWER HEREBY WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. EACH OF SAC, EACH SUBORDINATING CREDITOR AND THE BORROWER HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE AGENT OR ANY BANK HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE AGENT OR ANY BANK WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (B) ACKNOWLEDGES THAT THE AGENT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

     15. CONTRACTUAL REPRESENTATIVE FOR PURPOSES OF PERFECTION.

     SAC and each Secured Creditor hereby appoints the Agent as such Person's contractual representative solely for purposes of perfecting such Person's Liens on any of the Collateral in the possession or under the "control" (as such term is defined in the Uniform Commercial Code) of the Agent, and the Agent hereby acknowledges that it holds possession of or otherwise controls any such Collateral as the contractual representative of SAC, for and on behalf of the Secured Creditors, for such purposes; provided, that, the Agent shall not have any duty or liability to protect or preserve any rights pertaining to any of the Collateral and, except for gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction, SAC and each Secured Creditor hereby waives and releases the Agent and each of the other Lenders from, and hereby indemnifies and agrees to hold harmless the Agent and each of the other Lenders against, all claims and liabilities arising as a result of or in connection with the Agent's role as contractual representative agent with respect to the Collateral. At the expense of the Borrower, promptly upon the full and final payment in cash of the Senior Debt, the Agent shall deliver the remainder of the Collateral, if any, in its possession to S.A.C. Capital Associations, LLC and, to the extent practicable, transfer control of the remainder of the Collateral, if any, under its control to the S.A.C. Capital Associations, LLC, in each case, except as may otherwise be required by applicable law or court order (it being understood that prior to the full and final payment in cash of the Senior Debt, the provisions of this Agreement shall apply to all such documents and each other document relating to all or any part of the Collateral, including, without limitation, the provisions restricting SAC from taking action to enforce rights in and to the Collateral pursuant to such documents).

     16. MISCELLANEOUS. This Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving this Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by the party against which enforcement is sought. The Agent, acting upon the instructions of the requisite Lenders, may, in their sole and absolute discretion, waive any provisions of this Agreement benefiting the Agent and the Lenders; PROVIDED, HOWEVER, that such waiver shall be effective only if in writing and signed by the Agent and shall be limited to the specific provision or provisions expressly so waived. This Agreement shall be binding upon the successors and assigns of SAC and each Subordinating Creditor and the Borrower and shall inure to the benefit of the Agent and the Lenders, the Agent's and the Lenders' respective successors and assigns, any lender or lenders refunding or refinancing any of the Senior Debt and their respective successors and assigns, but shall not otherwise create any rights or benefits for any third party. In the event that any lender or lenders refund or refinance any of the Senior Debt, the terms "Credit Agreement", "Loan Documents", "Event of Default" and the like shall refer MUTATIS MUTANDIS to the agreements and instruments in favor of such lender or lenders and to the related definitions contained therein.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          FLEET RETAIL GROUP, INC., as Agent



                                          By: /s/ Daniel T. Platt
                                             -----------------------------------
                                               Name: Daniel T. Platt
                                               Title: Director


                                          S.A.C. CAPITAL ASSOCIATES, LLC, as
                                          collateral agent for the Subordinating
                                          Creditors




                                          By: /s/ Peter Nussbaum
                                             -----------------------------------
                                               Name: Peter Nussbaum
                                               Title: General Counsel



                                          THE WET SEAL, INC., as Borrower



                                          By: /s/ Douglas C. Felderman
                                             -----------------------------------
                                               Name: Douglas C. Felderman
                                               Title: EUP - CFO

                          CERTIFICATE OF ACKNOWLEDGMENT


COMMONWEALTH OR STATE OF ________________________)
                                                 )  ss.
COUNTY OF _______________________________________)

     On this ___ day of November, 2004, before me, the undersigned notary public, personally appeared ______________________, proved to me through
satisfactory       evidence       of       identification,       which      were
_____________________________, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that (he)(she) signed it voluntarily for its stated purpose (as ______________ for __________________, a _______________________).



                                     ------------------------------
                                     (official signature and seal of notary)

                                     My commission expires: